As confidentially submitted with the Securities and Exchange Commission on July 18, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AltheaDx, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	8071	26-2018451
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3550 Dunhill Street

San Diego, California 92121

(858) 224-7200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Greg Hamilton

Chief Executive Officer

AltheaDx, Inc.

3550 Dunhill Street

San Diego, California 92121

(858) 224-7200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Kenneth J. Rollins, Esq. Karen E. Deschaine, Esq. Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	Cheston J. Larson, Esq. Matthew T. Bush, Esq. Brian J. Cuneo, Esq. Latham & Watkins LLP 12670 High Bluff Drive San Diego, California 92130 (858) 523-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(1)
Common Stock, $0.0001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2014

PRELIMINARY PROSPECTUS

             Shares

Common Stock

$         per share

This is the initial public offering of our common stock. We are selling             shares of our common stock. We currently expect the initial public offering price of our common stock to be between $         and $         per share of common stock.

We have granted the underwriters an option to purchase up to             additional shares of common stock to cover over-allotments.

We have applied to have the common stock listed on the NASDAQ Global Market under the symbol “IDGX.”

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to AltheaDx, Inc. (before expenses)	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

The underwriters expect to deliver the shares to purchasers on or about                     , 2014 through the book-entry facilities of The Depository Trust Company.

Citigroup	Jefferies

William Blair	Cantor Fitzgerald & Co.

                    , 2014

Neither we nor any of the underwriters has authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any free writing prospectus prepared by or on behalf of us and to which we may have referred you in connection with this offering. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor any of the underwriters is making an offer to sell or seeking offers to buy these securities in any jurisdiction where or to any person to whom the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data.

For investors outside the United States: neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any free writing prospectus outside of the United States.

SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors” and our consolidated financial statements and the related notes, before deciding to invest in our common stock. Unless the context requires otherwise, references in this prospectus to “AltheaDx,” “we,” “us” and “our” refer to AltheaDx, Inc.

Overview

We are a commercial stage molecular diagnostics company specializing in the field of pharmacogenetics, or PGx. IDgenetix, our PGx product testing portfolio, enables personalized therapeutic decisions for patients suffering from some of the most prevalent clinical conditions in the United States, including cardiovascular disease, neuropsychiatric disorders and pain. Our proprietary algorithm-based bioinformatic platform and PGx product testing portfolio are intended to serve as a tool to assist healthcare providers in identifying optimal drugs for their patients as well as dosing guidelines based on a patient’s genetic make-up, current prescription regimen and other key factors. IDgenetix is designed to enable healthcare providers to make timely and evidence-based decisions, which we believe can reduce the overall cost of patient care by reducing adverse events, optimizing patients’ overall therapeutic regimen and helping to achieve a faster therapeutic response.

In 2013, the U.S. healthcare system spent in excess of $260 billion on prescription drugs and that amount is expected to exceed $450 billion in 2022. Nearly 50% of the U.S. population, and almost 90% of people 65 years and over, take at least one prescription drug and more than 10% of the U.S. population, and almost 40% of people 65 years and over, take five or more prescription drugs, which we refer to as polypharmacy. We estimate that the overall potential market opportunity for IDgenetix is greater than 150 million patients in the United States, representing the number of people that take at least one prescription drug, which includes the more than 30 million people who are polypharmacy.

We believe there are significant health concerns and unnecessary costs associated with the trial-and-error manner in which physicians prescribe drugs, without prior knowledge of an individual patient’s genetic profile. There are an estimated 100,000 deaths and more than two million serious adverse reactions attributable to prescription drug use in the United States each year, at a cost to the healthcare industry that exceeds $136 billion annually. It has been estimated that genetics can account for up to 95% of variability in drug disposition and effects and as much as 40-60% of adverse drug reactions. We believe IDgenetix can improve clinical outcomes and reduce the overall cost of prescription drugs by enabling better drug selection, earlier favorable results and lower occurrence of adverse events.

In October 2013, we commercially launched IDgenetix in the United States. Since launch and through March 31, 2014, we completed IDgenetix tests for more than 2,000 patient samples, of which more than 1,700 samples were completed in the quarter ended March 31, 2014. IDgenetix examines genes involved in both the metabolism and pharmacological activity of numerous drugs. It provides physicians with information on the functionality of critical metabolic enzymes and key biological drug targets, where applicable, for each patient. In addition, our algorithm screens for unfavorable metabolic interactions resulting from multiple prescription drugs, over-the-counter drugs and herbal supplements, and environmental and dietary factors that may significantly alter the metabolism of certain drugs. We currently offer 13 tests in the therapeutic areas of cardiovascular disease, neuropsychiatric disorders and pain, and we are developing additional tests/offerings in the therapeutic areas of HIV, neurology and rheumatology.

We designed IDgenetix to provide a comprehensive PGx test offering to best meet the needs of our target customers such as long-term and post-acute care facilities, government facilities, integrated delivery networks, or IDNs, and managed care organizations. These institutional healthcare providers require broad PGx testing capabilities to manage a large and diverse patient population, with patients often suffering from multiple clinical conditions. These customers often operate under fixed-fee-per-patient or fixed-fee-per-procedure arrangements and are searching for ways to improve clinical outcomes at the lowest possible cost. In addition, IDgenetix addresses the needs of physicians across multiple specialties, such as cardiologists, general practitioners, obstetricians and neurologists.

In addition to IDgenetix, we provide research and development services, primarily in oncology, to numerous biopharmaceutical partners. We use our expertise in next-generation sequencing, or NGS, and our computational biology and information technology capabilities to analyze subject samples from preclinical through clinical development. We are validating a number of companion diagnostic test assays in late stage clinical trials.

We believe that IDgenetix will have commercial success due to the following factors:

Significant market need for personalized, genetic based information in treating patients.    There is a significant need to address the current trial-and-error method of prescribing drugs and reduce healthcare costs due to drug-related adverse events and over-prescribing practices. We believe the use of IDgenetix can address both physician and patient needs as well as the financial burden of the current trial-and-error method of prescribing drugs. Government agencies also acknowledge the importance of PGx. For example, the U.S. Food and Drug Administration, or FDA, has required, for certain drugs, the incorporation of PGx information into drug labeling and currently recommends genetic testing for patients taking a subset of these drugs. Additionally, the National Institutes of Health, or NIH, has established the Clinical Pharmacogenetics Implementation Consortium, or CPIC, guidelines intended to assist healthcare providers in translating laboratory genetic test results into actionable prescribing decisions for specific drugs.

Broad test portfolio that comprehensively identifies information that will enable decisions to improve patient outcomes.    IDgenetix tests are designed to evaluate genes encoding critical metabolic enzymes and key biological drug targets, where applicable, for which clinical data exists. IDgenetix examines clinically significant gene duplication and deletion events and covers 80 genetic mutations in 16 different genes, which we believe is the most comprehensive offering on the market today. We continue to enhance IDgenetix by updating our proprietary algorithm as well as evaluating additional genes to incorporate into our tests. We believe this is a competitive advantage as institutional healthcare providers require broad PGx testing capabilities to manage a large and diverse patient population, with patients often suffering from multiple clinical conditions.

Speed and ease of use for routine clinical practice.    The IDgenetix process, from order initiation and sample acquisition through report delivery and availability of our genetic counseling team, enables healthcare providers to obtain and interpret the information we provide in a convenient and simple manner. Patient samples are easily collected via a cheek swab and sent to our laboratory for analysis. Once received, our proprietary laboratory workflow and bioinformatic algorithm enable us to detect, interpret and report clinically relevant information to healthcare providers, generally within 48 hours of sample receipt. Our concise, easy-to-interpret reports and analysis provide healthcare providers with actionable information on therapeutic options regarding drugs and dosing for their patients, based upon the complex genetic, pharmacological and environmental analysis performed by our algorithm.

Healthcare cost reduction.    We provide healthcare providers a tool that enables them to make decisions regarding treatment that may result in the elimination, replacement, supplementation or revision of dosing regimens for prescribed drugs, fewer adverse events and faster therapeutic response. We believe this can reduce overall treatment costs, a particular concern for healthcare providers operating under fixed-fee-per-patient or fixed-fee-per-procedure arrangements who are searching for ways to improve clinical outcomes at the lowest possible cost.

Clinical studies supporting the use of PGx testing.    There are more than 5,000 published studies on the use of PGx testing in a clinical setting. For example, there have been several publications linking the CYP2C19 gene to the use of clopidogrel (marketed by Bristol-Myers Squibb under the name Plavix) anticoagulant therapy, including meta-analysis studies totaling more than 150,000 patients. We believe that further studies will increase awareness and drive adoption of PGx testing, and help establish PGx testing as a standard of care in drug selection.

Our Strategy

Our goal is to become the premier provider of PGx testing services to institutional healthcare providers and physicians across the United States. To achieve this objective, we intend to:

Target large institutions where polypharmacy is a significant cost driver.    IDgenetix may address polypharmacy by enabling healthcare providers to make timely and evidence-based decisions, which we believe can reduce the overall cost of patient care by reducing adverse events, optimizing patients’ overall therapeutic regimen and helping to achieve a faster therapeutic response. As such, we believe institutional healthcare providers represent the largest opportunity for IDgenetix.

Highlight our value proposition and clinical utility through clinical studies.    We intend to continue to sponsor or co-sponsor IDgenetix-guided clinical studies within institutional healthcare organizations to analyze the impact of the use of IDgenetix by physicians on defined endpoints such as the number of prescription drugs, hospitalizations and length of stay, and other health assessments.

Differentiate our IDgenetix offering through superior customer service.    As part of our IDgenetix customer service department, we provide physicians with access to individuals with doctorate degrees in pharmacy (Pharm.D.), certified genetic counselors and additional customer service support personnel at no additional charge. Our customer service department has the capability to address a range of inquiries, from routine questions to complex patient cases, with healthcare providers. We believe this differentiated service offering increases the quality of care to patients, thereby facilitating adoption of our IDgenetix tests by institutional healthcare providers and physicians.

Leverage operational efficiency.    Our automated and efficient testing platform enables us to maintain a low-cost, scalable laboratory operation. As our sample volume increases, we expect our average cost per sample to decrease.

Expand the IDgenetix portfolio and offerings.    In the near term, we expect to expand our IDgenetix tests from 16 to 19 genes, and from three to six therapeutic areas. Because we currently test 80 genetic mutations in 16 different genes that are most commonly associated with drug metabolism, we are able to add additional tests at an accelerated pace, with limited additional cost.

IDgenetix

Our proprietary bioinformatic algorithm incorporates complex genetic, pharmacological and environmental factors which we use to provide a simple, easy-to-read, actionable report for use by healthcare providers. In addition to this patient report, we currently offer a polypharmacy analysis for certain institutional healthcare provider customers that allows physicians to identify potentially harmful interactions and possibly avoid adverse events through elimination of drugs or selection of more appropriate drugs. We believe that our polypharmacy analysis is especially beneficial to institutional healthcare providers. Polypharmacy patients tend to be the most costly for institutional healthcare providers to treat, as they typically suffer from multiple clinical conditions and experience increased adverse events due to the number of prescription drugs these patients take on a regular basis. Optimization of treatment therapies for these patients represents an opportunity to reduce the overall cost of healthcare for these patients while potentially improving patient outcomes.

In October 2013, we launched eight IDgenetix tests covering three therapeutic areas: cardiovascular disease, neuropsychiatric disorders and pain. We have since launched five new tests to expand our offering to 13 tests within our three therapeutics areas of focus. We initially targeted these therapeutic areas as they include six of the top ten prescription classes written in the United States, according to a 2011 IMS Health Annual Prescription Audit, representing more than 1.3 billion prescriptions and $80 billion in spending per year. In the near term, we intend to expand the IDgenetix portfolio by adding additional tests and categorizing current tests to better fit specific physician specialties in the therapeutic areas of HIV, neurology and rheumatology. Similar to our initial strategy, we have targeted these therapeutic areas as they satisfy our development criteria that include: clinical utility of PGx testing, high prescription volume, commercial potential, synergy with our current IDgenetix test offerings and clinical relevance to institutional healthcare providers.

Sales and Marketing

Our selling strategy divides the market into two categories: (1) institutional healthcare providers and (2) physicians. We have dedicated teams to optimize near-term growth in both categories. We designed the IDgenetix service for the institutional healthcare provider category and believe that this market category will be a significant driver of growth for the company both near and longer-term due to the many types and significant number of potential institutional healthcare providers. Currently, we have an institutional sales team of six account managers and a contract sales organization, or CSO, that provides an additional three account managers focused on institutional healthcare providers. Institutional healthcare providers typically represent sizeable patient populations of 2,000 to 500,000 patients, allowing a relatively large number of patients to be targeted with a limited number of account managers. We also market directly to individual physicians. We currently have a sales force composed of several fully dedicated CSOs and a limited distributor network. While this sales force focuses exclusively on physicians, they have also generated a significant number of leads for the institutional sales team due to deep client relationships within their respective geographical areas.

Risks Associated With Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include:

•	We have a limited operating history and have incurred significant operating losses since our inception, including an accumulated deficit of $15.2 million as of March 31, 2014.

•

Our financial results are largely dependent on the commercial success of IDgenetix, and we may not be able to generate sufficient revenue from our existing tests or new tests that we may develop to achieve profitability.

•	Our IDgenetix tests may never achieve significant market acceptance.

•

Changes in laws, regulations, payor policies or contracting arrangements with payors may adversely affect coverage or reimbursement for IDgenetix testing services, which may decrease our revenue and adversely affect our results of operations and financial condition.

•	If we fail to comply with federal and state healthcare laws and regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

•

Increased competition, including from competitors replicating our key service offerings in the future, and the failure to provide a higher quality of service than that of our competitors could adversely affect our revenue and profitability.

•	If our laboratory facility becomes inoperable, we will be unable to perform our IDgenetix tests and our business will be harmed.

•

We rely on a limited number of third parties for manufacture and supply of all of our laboratory instruments, tests and materials, including consumables, and we may not be able to find replacement suppliers or manufacturers in a timely manner in the event of any disruption, which could adversely affect our business.

•	If our tests do not perform as expected, our operating results, reputation and business will suffer.

•	We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

•	We rely on third-party organizations and their sales representatives to market IDgenetix to healthcare providers, and these contracted sales representatives are outside our direct control.

Corporate Information

We were incorporated in Delaware in January 2008. Our principal executive offices are located at 3550 Dunhill Street, San Diego, California 92121, and our telephone number is (858) 224-7200. Our corporate website address is www.AltheaDx.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

We have obtained a registered trademark for IDgenetix in the United States. This prospectus contains references to our trademark and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies and other exemptions. These exemptions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may rely on these exemptions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	We have granted to the underwriters the option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of common stock at the initial public offering price.

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million (or approximately $ million if the underwriters exercise their over-allotment option in full) from the sale of the shares of common stock offered by us in this offering, based on the assumed initial public offering price, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for working capital and general corporate purposes, including sales and marketing activities, research and development and capital expenditures. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of certain of the factors to consider carefully before deciding to purchase any shares of our common stock.

Proposed NASDAQ Global Market symbol	IDGX

The number of shares of our common stock to be outstanding after this offering is based on 17,483,005 shares of common stock outstanding as of March 31, 2014 after giving effect to the automatic conversion of all shares of our outstanding redeemable convertible preferred stock as of March 31, 2014 into an aggregate of 11,639,977 shares of common stock, and excludes:

•	1,132,565 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2014, at a weighted-average exercise price of $0.45 per share;

•

            shares of common stock issuable upon the net exercise of outstanding warrants as of March 31, 2014, or the common stock warrants, based on the assumed initial public offering price, which outstanding common stock warrants will be automatically net exercised immediately prior to the closing of this offering if not previously exercised;

•	150,000 shares of common stock issuable upon the exercise of outstanding warrants as of March 31, 2014, at a weighted-average exercise price of $1.00 per share;

•

            shares of common stock reserved for future issuance under our 2014 employee stock purchase plan, or the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•

            shares of common stock reserved for future issuance under our 2014 equity incentive plan, or the 2014 plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering, plus 1,284,869 shares of common stock reserved for issuance under our 2008 equity incentive plan, or the 2008 plan, as of March 31, 2014, which shares will be added to the shares reserved under the 2014 plan upon its effectiveness.

Unless otherwise indicated, all information contained in this prospectus assumes:

•

the conversion of all our outstanding redeemable convertible preferred stock as of March 31, 2014 into an aggregate of 11,639,977 shares of common stock, which will occur automatically immediately prior to the closing of this offering;

•

the adjustment of outstanding warrants to purchase 150,000 shares of our Series B redeemable convertible preferred stock into warrants to purchase 150,000 shares of our common stock, which will occur automatically immediately prior to the closing of this offering;

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock from us to cover over-allotments, if any;

•	that the initial public offering price of our shares of common stock will be $ per share (which is the mid-point of the estimated price range set forth on the cover page of this prospectus);

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	a 1-for- reverse stock split of our common stock to be effected prior to the closing of this offering.

Summary Consolidated Financial Data

The following summary consolidated financial data should be read together with our consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. We derived the summary consolidated statements of comprehensive loss data for the years ended December 31, 2012 and 2013 from our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. We derived the summary consolidated statements of comprehensive loss data for the three months ended March 31, 2013 and 2014 and consolidated balance sheet data as of March 31, 2014 from our unaudited consolidated financial statements also appearing elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly state our financial position as of March 31, 2014 and results of operations for the three months ended March 31, 2013 and 2014. Our historical results are not necessarily indicative of the results that may be expected in the future and results of interim periods are not necessarily indicative of the results for the entire year.

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013		2013	2014
				(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Comprehensive Loss Data:
Revenue:
Diagnostic testing	$—		$196	$—		$1,432
Research services and other	6,915		7,150	1,964		1,461

Total revenue	6,915		7,346	1,964		2,893

Cost of revenue:
Diagnostic testing	—		101	—		298
Research services and other	4,772		4,663	1,287		1,136

Total cost of revenue	4,772		4,764	1,287		1,434

Gross profit	2,143		2,582	677		1,459

Total operating expenses	3,737		6,667	1,125		3,568
Loss from operations	(1,594)		(4,085)	(448)		(2,109)
Interest and other income (expense), net	9		27	(13)		(23)

Net loss and comprehensive loss	$(1,585)		$(4,058)	$(461)		$(2,132)

Net loss per share, basic and diluted(1)
	$(0.79)		$(2.01)	$(0.23)		$(1.06)

Weighted-average shares outstanding used in computing net loss per share, basic and diluted(1)	2,014		2,014	2,014		2,014

Pro forma net loss per share, basic and diluted(1) (unaudited)		$			$

Weighted-average shares outstanding used in computing pro forma net loss per share, basic and diluted(1) (unaudited)

(1)	See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma net loss per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of March 31, 2014
	Actual	Pro Forma(1)	Pro Forma as Adjusted(1)(2)
	(unaudited, in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,641
Working capital	3,608
Total assets	9,974
Debt, at carrying value, including working capital line of credit	5,828
Redeemable convertible preferred stock	16,182
Accumulated deficit	(15,247)
Total stockholders’ deficit	(15,247)

(1)	Gives effect to:

•	the automatic conversion of 10,628,684 shares of our redeemable convertible preferred stock into 11,639,977 shares of our common stock immediately prior to the closing of this offering;

•

the conversion of warrants to purchase 150,000 shares of our Series B redeemable convertible preferred stock into warrants to purchase 150,000 shares of our common stock, and the resultant reclassification of our redeemable convertible preferred stock warrant liability to common stock and additional paid-in capital, a component of stockholders’ deficit, in connection with such conversion; and

•

the issuance of             shares of common stock as a result of the automatic net exercise of the common stock warrants immediately prior to the closing of this offering, based on the assumed initial public offering price.

(2)	Gives further effect to the issuance and sale of shares of common stock in this offering at the assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $ . The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Relating to Our Business

We have a limited operating history and have incurred significant operating losses since our inception.

Our operations began in 2008 and we have only a limited operating history upon which you can evaluate our business and prospects. Substantially all of our revenue to date has been derived from research and development services. We commercially launched our pharmacogenetics, or PGx, testing service, IDgenetix, in late 2013. Our limited commercial history makes it difficult to evaluate our current business and makes predictions about our future results, prospects or viability subject to significant uncertainty. We will continue to encounter risks and difficulties frequently experienced by early commercial-stage companies, including scaling up our infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with our growth.

To date, we have financed our operations primarily through private placements of our equity and debt securities, our credit facility and our research and development services agreements, and we have incurred significant operating losses since our inception, including net losses of $1.6 million and $4.1 million for the years ended December 31, 2012 and December 31, 2013, respectively. As of March 31, 2014, we had an accumulated deficit of $15.2 million. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. Our losses have resulted principally from costs incurred in our development and commercialization activities. Because of the numerous risks and uncertainties related to developing and commercializing our IDgenetix tests, we are unable to predict the extent of any future losses or whether and when we will become profitable. If we are unable to achieve profitability, the market value of our stock will likely decline.

Our financial results are largely dependent on the commercial success of IDgenetix, and we may not be able to generate sufficient revenue from our existing tests or new tests that we may develop to achieve profitability.

To date, we have generated limited revenue from our existing portfolio of tests. We believe our future success is dependent upon our ability to successfully market our existing IDgenetix test portfolio to additional healthcare providers within the United States and to develop and commercialize enhanced tests or additional tests aimed at additional therapeutic areas. The demand for our existing tests may decrease or may not continue to increase at historical rates for a number of reasons. Our pipeline of new tests is in various states of development and may take more time to commercialize than we currently anticipate. Furthermore, enhancing or developing new tests requires us to anticipate patients’, healthcare providers’ and payors’ needs and emerging technology trends accurately. We may experience research and development, regulatory, marketing and other difficulties that could delay or prevent our introduction of enhanced or new tests. The research and development process in diagnostics is conducted in various stages, and each stage presents the risk that we will not achieve our goals. We may have to abandon a test in which we have invested substantial resources. In order to successfully commercialize tests that we may develop in the future, we may need to conduct lengthy, expensive clinical studies and develop dedicated sales and marketing operations or enter into collaborative agreements to achieve market awareness and demand. Any delay in the research and development, regulatory clearance or approval (if necessary for a particular test), production, marketing or distribution of enhanced or new tests could adversely affect our competitive position, branding and results of operations.

We cannot assure you that:

•	our tests will prove to be effective in clinical practice or clinical studies;

•	when necessary we will be able to obtain, in a timely manner or at all, regulatory clearances, licenses or approvals;

•	our tests will be used by healthcare providers;

•	our tests will receive or will continue to receive adequate coverage and reimbursement from third-party payors;

•	our tests can be provided at acceptable cost and with appropriate quality; or

•	any of our tests can be successfully marketed.

These factors and other factors beyond our control could limit the commercial success of our existing tests or delay the launch of enhanced or new tests. Even if we succeed in marketing our existing tests for use in new patients and new healthcare settings and in developing and commercializing any enhanced or additional tests, we may not be able to generate sufficient revenue to achieve profitability.

Our IDgenetix tests may never achieve significant market acceptance.

We may not succeed in achieving significant market acceptance of the IDgenetix tests that we have launched in the past year or that we are currently developing. Our ability to successfully commercialize our current IDgenetix tests, as well as any future tests that we may develop, will depend on several factors, including:

•	adequate coverage and reimbursement of our tests by third-party payors, which will affect healthcare providers’ willingness or ability to recommend and order our tests; and

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our ability to prove to the medical community, including large institutional healthcare providers and individual physicians, key opinion leaders, and professional medical organizations and societies, the clinical utility of our tests and their potential advantages for patients and healthcare providers.

These factors present obstacles to commercial market acceptance of our IDgenetix tests, which we will have to spend substantial time and resources to overcome, if we can do so at all. In addition, we believe that important factors in the growth of our industry and the commercial success of PGx testing services are the continued and increased incorporation of PGx information on drug labeling and continued attention to PGx testing in peer-reviewed publications. Our inability to achieve market acceptance of our IDgenetix tests would adversely affect our business and prospects.

Increased competition, including from competitors replicating our key service offerings in the future, and the failure to provide a higher quality of service than that of our competitors could adversely affect our revenue and profitability.

The biotechnology and genetic testing fields are intensely competitive both in terms of service and price, and continue to undergo significant consolidation, permitting larger clinical laboratory service providers to increase cost efficiencies and service levels, resulting in more intense competition. Some of our existing competitors and many potential competitors have substantially greater financial, selling, logistical and laboratory resources, more experience in dealing with third-party payors, and greater market penetration, purchasing power and marketing budgets, as well as more experience in providing diagnostic services.

The molecular diagnostics field is characterized by rapid technological changes, frequent new product introductions, changing customer preferences, emerging competition, evolving industry standards, reimbursement uncertainty and price competition. As a PGx testing services provider, we rely extensively on our high quality of service to attract and retain healthcare providers as our customers. We compete primarily based on the breadth, depth, speed and quality of testing, reporting and information systems, reliability in patient sample transport, reputation in the medical community and access to our highly qualified genetic counseling services and new technologies and tests as they become available. Moreover, many companies in this market are offering, or may soon offer, products and services that compete with our tests. We cannot assure you that research and discoveries by other companies will not render our existing or potential tests uneconomical or result in tests superior to those we develop. We also cannot assure you that any technologies or tests that we develop will be preferred to any existing or newly developed technologies or tests.

We face competition from Clinical Laboratory Improvement Amendments of 1988, or CLIA-certified laboratories offering PGx testing services, companies developing and commercializing PGx assays, and from various companies researching and developing PGx technology. Our competition arises from other parties using the same or similar methods as well as alternative methods of PGx testing. Competitors and potential competitors include, among others, American International Biotechnology LLC, AssureRx Health, Inc., Iverson Genetic Diagnostics, Inc., Millennium Laboratories, LLC and PGXL Laboratories. We also face competition from national reference laboratories, which typically offer a full suite of tests to a variety of medical professionals including general practitioners, hospitals and specialists, such as Quest Diagnostics Incorporated, Laboratory Corporation of America and Bio-Reference Laboratories, Inc. We expect additional competition as other established and emerging companies enter the genetic testing market and new tests and technologies are introduced. These competitors could have technological, financial, reputational and market access advantages over us.

Our competitors may enter into collaborative relationships or preferred provider relationships with large institutional customers or government agencies that may provide those competitors with access to greater resources and opportunities to establish market-leading positions. As a result, they may be able to respond more quickly to changes in customer requirements or devote greater resources to the development, promotion and sale of their tests than we do. We may not be able to compete effectively against these organizations. Increased competition is likely to result in pricing pressures, which could harm our sales, profitability or market share. If we are unable to compete successfully, we may be unable to increase or sustain our revenue or achieve profitability.

Because we do not rely on our intellectual property portfolio to impede others from copying our business, there are no significant patent barriers to entry into our business, and new or existing laboratories could replicate our key service offerings and business model and enter our market to compete with us with relatively low upfront investments, which would adversely affect our business and prospects.

If our laboratory facility becomes inoperable, we will be unable to perform our IDgenetix tests and our business will be harmed.

Although we have entered into a lease agreement for approximately 70,000 square feet of space in San Diego, California to be used for our corporate offices and laboratory operations, this facility is currently undergoing improvements and is not expected to be ready for our use until 2015. We perform all of our diagnostic testing in our current laboratory facility located in San Diego, California, and all testing will be moved to the new facility when it is ready. In the event our facility is damaged or destroyed, we would need to engage a third party to perform laboratory testing services on our behalf. In order to rely on a third party to perform these testing services, we could only use another facility with established state licensure and CLIA accreditation. We cannot assure you that we would be able to find another CLIA-certified facility, or that another laboratory would be willing to perform the necessary tests for us on commercially reasonable terms, or at all. Finding a new laboratory that meets the required state licensure and CLIA accreditation standards or developing new systems necessary to operate our business would be time-consuming and costly and could result in delays in our ability to provide IDgenetix testing services or to provide the same level of quality in IDgenetix testing services as we currently provide, which would harm our reputation and adversely affect our business, results of operations and financial condition.

Our laboratory facilities could become inoperable due to circumstances beyond our control, which could adversely affect our business and operations. Our facilities, the equipment we use to perform our tests and services and our other business process systems would be costly to replace and could require substantial time to repair or replace. The facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, wildfires, floods, acts of terrorism or other criminal activities, infectious disease outbreaks and power outages, which may render it difficult or impossible for us to perform our tests for some period of time. In particular, the San Diego area is situated on or near earthquake fault lines and, in recent years, has experienced several wildfires. Any of these disasters may temporarily interrupt our ability to receive specimens or materials from our suppliers and to have access to our various systems necessary to operate our business. The inability to perform our tests and services would result in the loss of customers and harm our reputation, and we may be unable to regain those customers in the future. We carry insurance for damage to our property and the disruption of our business, but this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

We rely on a limited number of third parties for manufacture and supply of all of our laboratory instruments, tests and materials, including consumables, and we may not be able to find replacement suppliers or manufacturers in a timely manner in the event of any disruption, which could adversely affect our business.

Many of the consumable supplies and reagents used as raw materials in our IDgenetix testing process are procured from a limited number of suppliers, some of which are sole-source. Two suppliers accounted for approximately 54% and 12%, respectively, of our materials purchases for the year ended December 31, 2013 and approximately 43% and 13%, respectively, for three months ended March 31, 2014. In addition, we rely on a limited number of suppliers, or in some cases a single supplier, for certain equipment with which we perform IDgenetix testing services. To date we have acquired all of our equipment and materials on a purchase order basis, and we do not have contracts with our suppliers and manufacturers that commit them to supply equipment and materials to us. Because we cannot ensure the actual production or manufacture of such critical equipment and materials, or the ability of our suppliers to comply with applicable legal and regulatory requirements, we may be subject to significant delays caused by interruption in production or manufacturing. If any of our third-party suppliers or manufacturers were to become unwilling or unable to provide this equipment or these materials in required quantities or on our required timelines, we would need to identify and acquire acceptable replacement sources on a timely basis. Even if we were to identify other suppliers and manufacturers for such equipment and materials, there can be no assurance that we would be able to enter into agreements with such suppliers and manufacturers or otherwise obtain such items on a timely basis or on acceptable terms, if at all. If we encounter delays or difficulties in securing necessary laboratory equipment or materials, including consumables, we could face an interruption in our ability to perform IDgenetix testing services and experience other disruptions that would adversely affect our business, results of operations and financial condition.

Performance issues, service interruptions or price increases by our shipping carrier could adversely affect our business, results of operations and financial condition and harm our reputation and ability to provide IDgenetix testing services on a timely basis.

Expedited, reliable shipping is essential to our operations. One of our marketing strategies entails highlighting our ability to perform testing services and deliver an actionable report to healthcare providers in a timely manner. We rely almost exclusively on a single carrier, Federal Express, for reliable and secure point-to-point transport of patient samples. Should Federal Express encounter delivery performance issues such as loss, damage or destruction of a sample, it would be difficult to replace our patient samples in a timely manner and such occurrences may damage our reputation and lead to decreased referrals from healthcare providers for our services and increased cost and expense to our business. In addition, any significant increase in shipping rates or fuel surcharges could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions by delivery services we use would adversely affect our ability to receive and process patient samples on a timely basis.

If Federal Express or we were to terminate our relationship, we would be required to find another party to provide expedited, reliable point-to-point transport of our patient samples. There are only a few other providers of such nationwide transport services and there can be no assurance that we will be able to enter into arrangements with such other providers on acceptable terms, if at all. Even if we were to enter into an arrangement with such provider, there can be no assurance that they will provide the same level of quality in transport services. If the new provider does not provide the required quality and reliable transport services, it could adversely affect our business, reputation, results of operations and financial condition.

Adverse, or even mixed, results from third-party clinical studies may affect our ability to successfully market our IDgenetix testing services.

We intend to sponsor or co-sponsor IDgenetix-guided clinical studies within institutional healthcare organizations, and recently entered into an agreement for our first pilot study with a managed care organization. The intent of this and other studies will be to collect clinical data on IDgenetix-guided therapy, as compared to the current standard of care, against defined clinical endpoints, such as number of prescription drugs, hospitalizations and length of stay, and other health assessments. However, we expect that we may have very little control over, or insight into, the conduct of any such clinical studies. Negative, or even mixed, results from any such study or from similar studies undertaken independently by healthcare providers or our competitors could harm our reputation and could have a negative impact on our relationship with the applicable healthcare organization and on our ability to market our services to other healthcare organizations which could harm our business.

If our tests do not perform as expected, our operating results, reputation and business will suffer.

Our success depends on adoption by healthcare providers of IDgenetix and their confidence that we can provide reliable, high-quality results. We cannot assure you that the accuracy and reproducibility we have demonstrated to date will continue as our test volume increases. IDgenetix uses a number of complex and sophisticated biochemical and informatics processes, many of which are highly sensitive to external factors. An operational or technology failure in one of these complex processes or fluctuations in external variables may result in sensitivity and specificity rates that are lower than we anticipate or that vary between test runs. In addition, we are regularly evaluating and refining our testing process. These refinements may initially result in unanticipated technological difficulties. To date, we have launched 13 tests covering multiple therapeutic areas, including cardiovascular disease, neuropsychiatric disorders and pain. The utility of IDgenetix testing is currently limited to patients taking drugs that are metabolized by liver enzymes. We believe that our customers are likely to be particularly sensitive to test limitations, defects and errors, including inaccurate test results. As a result, if our tests do not perform as expected, our operating results, reputation and business could suffer. The failure of our current or planned tests to perform as expected could significantly impair our reputation and the public image of our products and services, and we may be subject to legal claims arising from any defects or errors.

If our research and development services and other collaborations are not successful, our business and reputation could be harmed.

We have entered into a number of research and development services agreements with third parties, and these partnerships have historically been an important part of our business. For example, we currently provide polymerase chain reaction-, or PCR, and next-generation sequencing-, or NGS, based services, assay development, biomarker analysis and companion diagnostic programs to select biopharmaceutical companies through fee-based collaborations. We expect these partnerships will continue to contribute to our operating margins, enhance our name recognition and reputation among healthcare providers, and to potentially provide us with early access to new technologies for commercialization. We also intend to sponsor or co-sponsor IDgenetix-guided clinical studies within institutional healthcare organizations to analyze the impact of the use of IDgenetix by physicians on defined clinical endpoints such as the number of prescription drugs, hospitalizations and length of stay, and other health assessments. Accordingly, we may enter into discussions with potential collaborators from time to time. We cannot be certain that any discussions will result in a consummated collaboration. Further, once news of discussions regarding possible collaborations are known in the medical or pharmaceutical community, regardless of whether the news is accurate, failure to announce a collaboration agreement, or the entity’s announcement of a collaboration with an entity other than us, could result in adverse speculation about us, our tests or our technology, resulting in harm to our reputation and our business. In addition, establishing collaborations is difficult and time consuming. Potential collaborators may elect not to work with us based on their assessment of our financial, regulatory or intellectual property position. Even if we establish new collaborations, they may not result in the successful development or commercialization of current or future tests.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

Our current organization and our systems and facilities may not be adequate to support our future growth. In order to effectively manage our operations and any significant growth, we may need to:

•	scale our internal infrastructure, including establishing laboratory facilities and purchasing capital equipment, while continuing to provide quality services on a timely basis;

•	maintain and strengthen our relationships with our customers as we increase the number of our sales and marketing personnel and increase our presence in the various geographic markets we serve;

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attract and retain sufficient numbers of talented employees, including marketing personnel and contracted sales representatives, geneticists and genetic counselors, clinical laboratory scientists, laboratory technicians and administrative employees, to handle the increasing number of tests we are requested to conduct;

•	manage our relationships with shipping partners to ensure their ability to handle increasing sample transport and deliveries;

•	expand our compliance and quality assurance systems; and

•	advance our operational, financial and management controls and reporting systems and procedures.

In the near term, we expect to expand our IDgenetix tests from three to six therapeutic areas and, in the future, we plan to invest in continued expansion of IDgenetix and enhance our bioinformatic algorithm, with the intent to continually increase the clinical utility of our services. As our test volume grows, we will need to continue to expand our testing capacity, implement increases in scale and related processing, customer service, billing and systems process improvements, and expand our internal quality assurance program and technology platform. We will also need additional certified laboratory scientists and other scientific and technical personnel to process higher volumes of our tests. We cannot assure you that any increases in scale, related improvements and quality assurance will be successfully implemented or that appropriate personnel will be available. As additional products and services are developed, we may need to bring new equipment on-line, implement new systems, technology, controls and procedures and hire personnel with different qualifications.

The value of IDgenetix depends, in large part, on our ability to perform the tests on a timely basis and at a high quality standard, and on our reputation for such timeliness and quality. Any failure to implement necessary procedures, transition to new equipment or processes or hire the necessary personnel could result in higher costs of processing or an inability to meet market demand. We may not be able to perform tests on a timely basis at a level consistent with demand, our efforts to scale our commercial operations could negatively affect the quality of test results and we may not be successful in responding to the growing complexity of our testing operations. If we encounter difficulty meeting market demand or quality standards for our tests, our reputation could be harmed, and our prospects and business could suffer.

In addition, our growth may place a significant strain on our management, operating and financial systems and our sales, marketing and administrative resources. As a result of our growth, our operating costs may escalate even faster than planned, and some of our internal systems may need to be enhanced or replaced. If we cannot effectively manage our expanding operations and our costs, we may not be able to grow effectively or we may grow at a slower pace, and our business could be adversely affected.

If we are not able to successfully implement the tasks necessary to further expand our operations, our business, results of operations and financial results could be adversely affected. If we are not able to effectively expand our organization by hiring new employees and engaging additional consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our tests and, accordingly, may not achieve our research, development and commercialization goals.

We rely on third-party organizations and their sales representatives to market IDgenetix to healthcare providers, and these contracted sales representatives are outside our direct control.

Our sales force is primarily composed of multiple third-party contract sales organizations and a limited distributor network, and their respective sales account managers and field sales representatives. Our ability to retain existing customers for IDgenetix and to attract new customers may be dependent upon retaining these organizations and their sales representatives and, although our own employees are involved in monitoring these third parties, we have limited control over their activities. In addition, we face additional risks in our reliance on these third parties, including the following:

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these organizations may not apply the expected financial resources or required expertise to successfully promote IDgenetix, or they may not invest in the continued development of a sales force and the related infrastructure at levels that ensure that sales of IDgenetix reach their full potential;

•	these organizations may not comply with applicable legal or regulatory requirements;

•	disputes may arise between us and these organizations that may adversely affect IDgenetix sales or profitability; and

•	certain of these organizations may enter into agreements with other parties that have products that could compete with IDgenetix.

In addition, we and these third-party organizations face intense competition for qualified sales personnel and our and their inability to hire or retain an adequate number of sales representatives could limit our ability to maintain or expand our business and increase sales. For example, our current contracted sales representatives are highly trained and experienced, with strong technical knowledge and an extensive understanding of physicians’ practices, and each representative has completed extensive in-house sales training programs, including training on applicable regulatory and compliance issues. There may be a limited pool of qualified sales representatives from which we and our third-party sales organizations may draw upon.

As our business grows, we expect to need to increase our contracted sales force and/or develop an internal sales force. Even if we are able to increase our contracted sales force or hire internal sales personnel, new sales personnel may not commit the necessary resources or provide sufficient high quality service and attention to our target customers to effectively market and sell IDgenetix testing services. If we are unable to maintain and expand our marketing and sales networks or if our contracted or internal sales personnel do not perform as expected, we may be unable to maintain or grow our existing business and our results of operations and financial condition will likely suffer accordingly.

We may need to raise additional capital after this offering and, if we cannot raise additional capital when needed, we may have to curtail or cease operations.

The proceeds of this offering may not be sufficient to fully fund our business and growth strategy. We estimate that our net proceeds from this offering will be approximately $         million, based upon the assumed initial public offering price, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We believe that such proceeds, together with our existing cash and cash equivalents and anticipated future revenue, will be sufficient to fund our operations through at least the next 12 months. We may need to raise additional funds through public or private equity or debt financings, collaborations or licensing arrangements to continue to fund or expand our operations.

Our actual liquidity and capital funding requirements will depend on numerous factors, including:

•	the commercial success of IDgenetix;

•	our ability to maintain adequate coverage and reimbursement for our tests;

•	our ability to collect our accounts receivable;

•	the costs and timing of further expansion of our sales and marketing activities and research and development activities;

•	the degree to which we require additional sales, marketing and reimbursement personnel;

•	our need to finance capital expenditures and further expand our clinical laboratory operations;

•	our general and administrative expenses; and

•	the timing and results of any regulatory approvals that we are required to obtain for our tests.

Additional capital, if needed, may not be available on satisfactory terms, or at all. Furthermore, any additional capital raised through the sale of equity or equity-linked securities will dilute your ownership interest in us and may have an adverse effect on the price of our common stock. In addition, the terms of such financing may adversely affect your holdings or rights. Debt financing, if available, may include restrictive covenants, and, subject to limited exceptions, our existing credit facility prohibits us from incurring indebtedness without the prior written consent of the lender. To the extent that we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish some rights to our technologies or grant licenses on terms that may not be favorable to us.

If we are not able to obtain adequate funding when needed, we may have to delay development programs or selling and marketing initiatives. In addition, we may have to work with collaboration partners on one or more of our tests or development programs, which could lower the economic value of those programs to our company.

We may be unable to adequately prevent disclosure of trade secrets, proprietary databases and algorithms and other proprietary information.

We rely on trade secrets to protect our proprietary technologies and databases, especially where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We protect our proprietary rights through a variety of methods, including confidentiality agreements with our suppliers, employees, consultants, collaborators, researchers and others who may have access to proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy if unauthorized disclosure of confidential information occurs. In addition, others may independently discover our trade secrets and proprietary information and may independently develop substantially equivalent proprietary information. Further, we cannot be certain that the steps we have taken will prevent the misappropriation of our trade secrets and other confidential information. In addition, courts outside the United States may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position.

If we were sued for patent infringement by third parties, we could incur significant costs and delays in commercializing our tests.

Our tests may conflict with patents that have been or may be granted to others. Our industry includes many organizations that have or are seeking to discern genetic biomarkers and develop genomic, proteomic and other technologies. To the extent any patents are issued or have been issued to those organizations, the risk increases that the sale of IDgenetix tests currently being marketed or under development may give rise to claims of patent infringement. Others may have filed and in the future are likely to file patent applications covering genes or proteins that are similar or identical to our tests. Because patent applications can take many years to issue and may be confidential for 18 months or more after filing, there may be currently pending third-party patent applications which may later result in issued patents that IDgenetix may infringe, or which such third parties claim are infringed by the use of IDgenetix. Any of these patent applications may have priority over our patent applications and these entities or persons could bring legal proceedings against us seeking damages or seeking to enjoin us from testing or marketing our tests. Patent litigation is costly, and even if we prevail, the cost of such litigation could have a material adverse effect on us. If the other parties in any such actions are successful, in addition to any liability for damages, we could be required to cease the infringing activity or obtain a license, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. Any license required may not be available to us on commercially acceptable terms, if at all. Our failure to obtain a license to any technology that we may require to commercialize our tests could have a material adverse effect on our business. We believe that, in the future, there may be significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in this litigation, it could consume a substantial portion of our managerial and financial resources.

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. For example, we are highly dependent on the operational and financial expertise of our executive officers, particularly our Chief Executive Officer, President and Chief Operating Officer, Chief Commercial Officer and Chief Financial Officer, and on our clinical laboratory scientists and laboratory directors. The loss of the services of any of our executive officers or other key employees or the inability to find suitable replacements could potentially harm our business, prospects, financial condition or results of operations.

We conduct our operations at our facility in San Diego, California. This region is headquarters to many other biotechnology and diagnostic companies, pharmaceutical companies and academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

To induce valuable employees to remain with us, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

Many of the other companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They may also provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we can offer. If we are unable to continue to attract and retain high quality personnel, the rate and success at which we can discover, develop and commercialize product candidates will be limited.

The marketing, sale and use of IDgenetix could result in substantial damages arising from product liability or professional liability claims that exceed our resources.

The marketing, sale and use of IDgenetix could lead to product liability claims against us if someone were to allege that our test failed to perform as it was designed, or if someone were to misinterpret test results or improperly rely on them for clinical decisions. For example, IDgenetix testing could provide incorrect results which a patient or physician may rely upon. In addition, we may be subject to liability for errors in, a misunderstanding of, or inappropriate reliance upon, the information we provide as part of the results generated by IDgenetix. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend. Although we maintain product and professional liability insurance, our insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims or any judgments, fines or settlement costs arising out of any such claims. Any product liability or professional liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could harm our reputation, result in a stoppage of IDgenetix testing services or cause current customers or partners to terminate existing agreements and potential customers or partners to seek other PGx testing solutions, any of which could impact our results of operations.

Our employees, independent contractors (including sales representatives), consultants, strategic partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and misuse of proprietary information.

We are exposed to the risk that employees, independent contractors, consultants, commercial partners and vendors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent failures to: (1) comply with government regulations that are applicable to us; (2) comply with clinical laboratory standards we have established; (3) comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or (4) report financial information or data accurately, or disclose unauthorized activities to us. These laws and regulations may impact, among other things, our current as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent misconduct, including fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. It is not always possible to identify and deter employee and other third-party misconduct. The precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any actions are instituted against us under these laws or regulations, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal and state healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

In addition, many of our employees, consultants and independent contractors were previously employed at or may have previously been or are currently providing consulting services to, other clinical laboratories or diagnostics companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that we or these consultants have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or their former or current customers. Further, we may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our tests. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Failure in our information technology, telephone or other systems could significantly disrupt our operations and adversely affect our business and financial condition.

Information technology and telephone systems are used extensively in virtually all aspects of our business, including laboratory testing, sales, billing, customer service, logistics and management of medical data. The success of our business depends on the ability to obtain, process, analyze, maintain and manage this data. Our management relies on our information systems because:

•	patient samples must be received, tracked and processed on a timely basis;

•	test results must be monitored and reported on a timely basis;

•	billing and collections for all customers must be managed efficiently and accurately;

•	third-party ancillary billing services require proper tracking and reporting;

•	pricing and other information related to IDgenetix is needed by our sales force and other personnel in a timely manner to conduct business;

•	centralized procurement and test inventory management systems are required for effective test inventory management;

•	regulatory compliance requires proper tracking and reporting; and

•	proper recordkeeping is required for operating our business, regulatory compliance, managing employee compensation and other personnel matters.

Our business, results of operations and financial condition may be adversely affected if, among other things:

•	our information technology, telephone or other systems are interrupted or fail for any extended length of time;

•	services relating to our information technology, telephone or other systems are not kept current;

•	our information technology, telephone or other systems become unable to support expanded operations and increased levels of business;

•	information is lost or unable to be restored or processed; or

•	information security is breached.

Our success depends, in part, on the continued and uninterrupted performance of our information technology, telephone and other systems, which are vulnerable to damage from a variety of sources, including telecommunications or network failures, computer viruses, natural disasters and physical or electronic break-ins. We are especially vulnerable to losses of patient information which could result in violations of federal and state privacy and security laws. Despite the precautionary measures we have taken to prevent breakdowns in our information technology and telephone systems, sustained or repeated system failures that interrupt our ability to process test orders, deliver test results or perform tests in a timely manner or that cause us to lose patient information could adversely affect our business, results of operations and financial condition.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and reputation.

In the ordinary course of our business, we and our third-party billing and collections provider collect and store sensitive data, including legally-protected health information, credit card information and personally identifiable information about our customers, payors, recipients and collaboration partners, including PGx test results. We also store sensitive intellectual property and other proprietary business information, including that of our customers, payors and collaboration partners. We manage and maintain our applications and data utilizing a combination of on-site systems, managed data center systems and cloud-based data center systems. These applications and data encompass a wide variety of business critical information, including research and development information, commercial information and business and financial information. We face four primary risks relative to protecting this critical information: loss of access risk, inappropriate disclosure risk, inappropriate modification risk, and the risk of our being unable to identify and audit our controls over the first three risks.

We are highly dependent on information technology networks and systems, including the Internet, to securely process, transmit and store this critical information. Security breaches of this infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns or unauthorized disclosure or modification of confidential information. The secure processing, storage, maintenance and transmission of this critical information is vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure, and that of our third-party billing and collections provider, may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions.

A security breach or privacy violation that leads to disclosure or modification of or prevents access to patient information, including personally identifiable information or protected health information, could harm our reputation, compel us to comply with federal or state breach notification laws, subject us to mandatory corrective action, require us to verify the correctness of database contents and otherwise subject us to liability under laws and regulations that protect personal data, resulting in increased costs or loss of revenue. If we are unable to prevent such security breaches or privacy violations or implement satisfactory remedial measures, our operations could be disrupted, and we may suffer loss of reputation, financial loss and other regulatory penalties because of lost or misappropriated information, including sensitive patient data. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above.

Any such breach or interruption could compromise our networks or those of our third-party billing and collections provider, and the information stored there could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure, modification of, or other loss of information could result in legal claims or proceedings, and liability under laws and regulations that protect the privacy and security of personal information, such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to perform tests, provide test results, bill payors or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, develop and commercialize tests, collect, process and prepare company financial information, provide information about our tests, educate patients and clinicians about our service and manage the administrative aspects of our business, any of which could damage our reputation and adversely affect our business. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our competitive position.

In addition, the interpretation and application of consumer, health-related, privacy, security and data protection laws in the United States, Europe and elsewhere are often uncertain, contradictory and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business and our reputation. Complying with these various laws could cause us to incur substantial costs or require us to restructure our business practices and compliance procedures in a manner adverse to our business.

If technological innovations or other advances in medicine were to reduce the need to conduct diagnostic testing or allow our customers or other third parties to perform PGx testing services similar to ours, our business, prospects, results of operations and financial condition could be adversely affected.

Technological innovations or other advances in medicine that result in the creation of enhanced diagnostic tools may enable other clinical laboratories, hospitals, physicians or other healthcare providers to provide PGx testing services similar to ours in a more convenient, efficient or cost-effective manner than is currently possible. Advances in technology or medicine may also result in a cure or prophylactic treatment for some of the diseases on which we focus which could reduce or eliminate the need for our testing services. In addition, there are approved drugs and drugs in development that are not metabolized by the liver. PGx testing is less useful for patients taking such drugs. Any of these innovations would substantially reduce or eliminate our market opportunity and adversely affect our business, prospects, results of operations and financial condition.

The terms of our credit facility require us to meet certain operating and financial covenants and place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

In March 2014, we entered into a Second Amended and Restated Loan and Security Agreement with Silicon Valley Bank, or SVB, which we refer to as the LSA. The LSA is secured by a lien covering the majority of our assets, subject to limited exceptions. To date, we have drawn down $5.0 million in principal as a term loan and $0.9 million in principal on a working capital line of credit, under the LSA. We are obligated to make monthly payments of principal and interest through the maturity date of September 1, 2017, assuming there is no default that results in acceleration of the debt.

The LSA contains customary affirmative and negative covenants, indemnification provisions and events of default. The affirmative covenants include, among others, covenants requiring us to maintain our legal existence and governmental approvals, deliver certain financial reports and maintain insurance. The negative covenants include, among others, restrictions on transferring or licensing our assets, changing our business, incurring additional indebtedness, engaging in mergers or acquisitions, paying cash dividends or making other distributions, and creating other liens on our assets, in each case subject to customary exceptions. If we default under the LSA, SVB may accelerate all of our repayment obligations and take control of our pledged assets, potentially requiring us to renegotiate our agreement on terms less favorable to us or to immediately cease operations. Further, if we are liquidated, SVB’s right to repayment would be senior to the rights of the holders of our common shares to receive any proceeds from the liquidation. SVB could declare a default under the LSA upon the occurrence of any event that SVB interprets as a material adverse change as defined under the loan agreement, thereby requiring us to repay the loan immediately or to attempt to reverse the declaration of default through negotiation or litigation. Any declaration by SVB of an event of default could significantly harm our business and prospects and could cause the price of our common shares to decline. If we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

We use hazardous materials that require considerable expertise and expense for handling, storage or disposal and may result in claims against us.

We work with hazardous materials, including chemicals, biological agents and compounds, and human tissue, that could be dangerous to human health and safety or the environment. Our operations also produce hazardous and biohazardous waste products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair business efforts. If we do not comply with applicable regulations, we may be subject to fines and penalties. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot assure you that this is the case or eliminate the risk of accidental contamination or injury from these materials. Our general liability insurance and/or workers’ compensation insurance policy may not cover damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or penalized with fines in an amount exceeding our resources, and our operations could be suspended or otherwise adversely affected.

Risks Relating to Regulatory and Compliance Matters

Our failure to comply with governmental payor regulations could result in our being excluded from participation in Medicare, Medicaid or other governmental payor programs, which would substantially decrease our revenue and adversely affect our results of operations and financial condition.

To date, more than 90% of our recognized diagnostic testing revenue has been derived from Medicare. The Medicare program is administered by the Centers for Medicare and Medicaid Services, or CMS, which, like the states that administer their respective state Medicaid programs, imposes extensive and detailed requirements on diagnostic services providers, including, but not limited to, rules that govern how we structure our relationships with physicians, how and when we submit reimbursement claims and how we provide IDgenetix testing services. Our failure to comply with applicable Medicare, Medicaid and other governmental payor rules could result in exclusion from participation in a governmental payor program, our returning funds already paid to us, civil monetary penalties, criminal penalties and/or limitations on the operational function of our laboratory. If we were unable to receive reimbursement under a governmental payor program, a material portion of our revenue would decline, which could adversely affect our results of operations and financial condition.

Healthcare reform measures could hinder or prevent the commercial success of diagnostic tests.

The pricing and reimbursement environment may change in the future and become more challenging as a result of any of several possible regulatory developments, including policies advanced by the U.S. government, new healthcare legislation or fiscal challenges faced by government health administration authorities. Specifically, there have been a number of legislative and regulatory proposals and initiatives to change the healthcare system in ways that could affect our ability to profitably sell any diagnostic products we may develop and commercialize. Some of these proposed and implemented reforms could result in reduced reimbursement rates for our diagnostic products from governmental agencies or other third-party payors, which would adversely affect our business strategy, operations and financial results.

The Patient Protection and Affordable Care Act of 2010 (as amended by the Health Care and Education Reconciliation Act of 2010), or ACA, made substantial changes to the current system for paying for healthcare in the United States. Beginning in 2013, certain medical device manufacturers were required to pay an excise tax in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices that are listed with the FDA. Although the FDA has contended that clinical laboratory tests that are developed and validated by a laboratory for its own use, or LDTs, such as IDgenetix tests, are medical devices, none of our products are currently listed with the FDA. We cannot assure you that the tax will not be extended to services such as ours in the future.

Other significant measures contained in the ACA include, for example, coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures, initiatives to revise Medicare payment methodologies, such as bundling of payments across the continuum of care by providers and physicians, and initiatives to promote quality indicators in payment methodologies. In addition, the ACA establishes an Independent Payment Advisory Board, or IPAB, to reduce the per capita rate of growth in Medicare spending. The IPAB has broad discretion to propose policies to control healthcare expenditures, which may have a negative impact on payment rates for services, including IDgenetix tests.

In addition to the ACA, other recent legislative changes have been proposed and adopted in the United States since the ACA was enacted. Recent legislative changes specific to coverage and reimbursement of laboratory tests are addressed under the heading “—Risks Related to Billing and Reimbursement—Changes in laws, regulations, payor policies or contracting arrangements with payors may adversely affect coverage or reimbursement for IDgenetix, which may decrease our revenue and adversely affect our results of operations and financial condition.” Healthcare legislative reforms affecting providers generally also include the Budget Control Act of 2011, which, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. On April 1, 2013, the cuts to the federal budget resulting from sequestration were implemented, requiring a 2% cut in Medicare payment for all services, including our diagnostic tests, which will remain in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to providers such as hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Congress is also considering major changes to the way in which Medicare pays for services under the Physician Fee Schedule.

Federal budgetary limitations and changes in healthcare policy, such as the creation of broad limits for diagnostic products or requirements that Medicare patients pay for portions of clinical laboratory tests or services received, could substantially diminish the sale, or inhibit the utilization, of future diagnostic tests, increase costs, divert management’s attention and adversely affect our ability to generate revenue and achieve profitability. Additionally, on several occasions, Congress has considered imposing a 20% co-insurance amount for clinical laboratory services, which would require beneficiaries to pay a portion of the cost of their clinical laboratory testing. Although that requirement has not been enacted at this time, Congress could decide to impose such an obligation at some point in the future, which would make it more difficult for us to collect adequate reimbursement for, and increase use of, our diagnostic test.

We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may, directly or indirectly, reduce our revenue, adversely affect our results of operations and financial condition and harm our business.

The clinical laboratory testing industry is highly regulated, and there can be no assurance that the regulatory environment in which we operate will not change significantly and adversely to us in the future. Areas of the regulatory environment that may affect our ability to conduct business include, without limitation:

•	federal and state laws applicable to test ordering, documentation of tests ordered, billing practices and claims payment and/or regulatory agencies enforcing those laws and regulations;

•	federal and state laboratory anti-mark-up laws;

•	coverage and reimbursement levels by Medicare, Medicaid, other governmental payors and private insurers;

•	restrictions on coverage of and reimbursement for IDgenetix tests;

•	federal and state laws governing laboratory testing, including CLIA;

•	federal and state laws governing the development, use and distribution of diagnostic medical devices and laboratory developed tests;

•	federal, state and local laws governing the handling and disposal of medical and hazardous waste; and

•	Occupational Safety and Health Administration, or OSHA, rules and regulations.

These laws and regulations are extremely complex and in many instances there are no significant regulatory or judicial interpretations of these laws and regulations. While we believe that we are currently in material compliance with applicable laws and regulations, a determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, would adversely affect our business, prospects, results of operations and financial condition. In addition, a significant change in any of these laws may require us to change our business model in order to maintain compliance with these laws, which could reduce our revenue or increase our costs and adversely affect our business, prospects, results of operations and financial condition.

If we fail to comply with federal and state healthcare regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

Our business operations and activities are directly, or indirectly, subject to certain healthcare laws and regulations promulgated by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or recommending or arranging for the purchase, lease or order of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. Under the broad sweep of the Anti-Kickback Statute, even commonplace activities such as a laboratory paying sales representatives to generate business from physician practices, could potentially be viewed as remuneration to the sales representatives in exchange for their recommending or arranging for the purchase, by the physician practices, of laboratory services reimbursable by a federal healthcare program. We contract with marketing companies that have marketing representatives who promote our laboratory tests directly to physician practices. We pay commissions to these contracted marketing companies. There are “safe harbors” under the federal Anti-Kickback Statute that could potentially protect a laboratory’s marketing arrangements; however, the safe harbors would require either that any commission-based marketing representatives be employed by the laboratory, or that any marketing company hired by the laboratory be paid a fixed, monthly amount, rather than on a commission basis. Because we pay marketing companies on a commission basis, its arrangements do not fit within a safe harbor. While that does not make the marketing arrangements unlawful under the Anti-Kickback Statute, it does mean they are not immune under that statute, and could potentially be subject to scrutiny and even prosecution, if an enforcement agency believed an unlawful intent were present. We have taken steps to reduce the risk, such as contracting not only with the marketing companies, but also with their individual marketers, providing the marketers with scripts to follow, prohibiting them from providing remuneration to physicians and bringing the marketers to San Diego for compliance training which we conduct. All of these steps help to establish a level of control that arguably is similar to that which we would have over an employee. However, this does not bring the arrangement into the safe harbor, and thus there can be no assurance that these arrangements will not be scrutinized and prosecuted under the Anti-Kickback Statute;

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the Stark Law, which prohibits, among other things, physicians who have a financial relationship, including an investment, ownership or compensation relationship with an entity, from referring Medicare patients to that entity for designated health services, which include clinical laboratory services, unless an exception applies. Similarly, entities may not bill Medicare or any other party for services furnished pursuant to a prohibited referral. Unlike the federal Anti-Kickback Statute, the Stark Law is a strict liability statute, meaning that all of the requirements of a Stark Law exception must be met in order to be compliant with the law. Under the Stark Law, any financial relationship of a physician’s immediate family members is also attributed to the physician. There is no Stark Law exception that would protect physicians’ (or their immediate family members’) ownership in us, and hence the Stark Law would be violated if any physician orders Medicare-covered tests from us, if that physician or an immediate family member of that physician owns any shares of our common stock. Certain state laws have corresponding provisions. For example, in California, physicians who own our shares (or have immediate family members who own our shares) will be prohibited from referring any testing to us, not just Medicare testing. While we intend to notify physicians of these referral prohibitions and require them to certify that neither they nor their immediate family members have a prohibited ownership interest in our company, we cannot assure you that these efforts will be entirely successful in preventing violations of the Stark Law, or its state law equivalents;

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federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from “knowingly” presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other governmental third-party payors that are false or fraudulent, “knowingly” making a false statement material to an obligation to pay or transmit money to the federal government or “knowingly” concealing or “knowingly” and improperly avoiding or decreasing an obligation to pay money to the federal government, apply to clinical laboratories that submit claims to Medicare and other federal healthcare programs; the federal government may assert that a claim, including items or services resulting from a violation of the federal Anti-Kickback Statute or the Stark Law, constitutes a false or fraudulent claim for purposes of the federal False Claims Act (“knowingly” is defined under the false Claims Act as acting with actual knowledge, reckless disregard or deliberate ignorance);

•	federal and state laws, including HIPAA and HITECH, addressing health information practices, patient privacy and electronic data security that apply to us;

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federal and state laws governing the certification and licensing of clinical laboratories, including operational, personnel and quality requirements designed to ensure that testing services are accurate and timely, and federal and state laws governing the health and safety of clinical laboratory employees;

•	federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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state law equivalents of each of the above federal laws, such as anti-kickback, self-referral, false claims, consumer protection and unfair competition laws which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers; state laws that require device manufacturers to file reports with states regarding marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities (compliance with such requirements may require investment in infrastructure to ensure that tracking is performed properly, and some of these laws result in the public disclosure of various types of payments and relationships, which could potentially have a negative effect on our business and/or increase enforcement scrutiny of our activities); and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, with differing effects.

In addition, the approval and commercialization of any of our tests outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Further, we are also subject to the federal Civil Monetary Penalties Law, which prohibits, among other things, the offering or giving of remuneration to a Medicare or Medicaid beneficiary, including the provision of free items and services, that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a Federal or state governmental program. Medicare currently does not cover and reimburse us for every gene included in our IDgenetix tests, and we do not generally bill the beneficiary for these non-covered tests. While we have worked to structure our arrangements to comply with applicable laws, regulatory agencies may nonetheless view these transactions as prohibited arrangements that must be restructured, or discontinued, or which we could be subject to other significant penalties. Violations could lead to civil money penalties of up to $10,000 for each wrongful act, assessment of three times the amount claimed for each item or service and exclusion from the governmental healthcare programs, any of which could adversely affect our reputation, business, results of operations and financial condition.

Our efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. Effective upon the closing of this offering, we will adopt a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of our business activities, including our relationships with physicians and other healthcare providers, our sales and marketing efforts and our billing and claims processing practices could be subject to challenge under one or more of such laws. While these activities are structured to comply with all applicable laws, if our operations are found to be in violation of any of the laws described above or any other laws and regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our results of operations.

Failure to comply with state and federal laws and regulations affecting the transmission, security and privacy of health information could result in significant penalties.

There are currently numerous federal and state laws addressing health information practices, patient privacy and electronic data security that apply to us. These federal and state health information, privacy and security laws require us to acquire, implement and maintain expensive computer systems, employee training programs and business procedures to protect the privacy and security of each patient’s health information. These regulations have had and are expected to continue to have a considerable financial impact on the healthcare industry because they impose extensive new requirements and restrictions on the use and disclosure of identifiable patient information.

Such laws, including HIPAA and HITECH, require us to comply with standards for the use and disclosure of personal health information, or PHI, within our company and with third parties. The Privacy Standards, known as the Standards for Privacy of Individually Identifiable Health Information, and Security Standards under HIPAA establish a set of basic national privacy and security standards for the protection of PHI by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. Notably, whereas HIPAA previously directly regulated only these covered entities, HITECH, which was signed into law as part of the stimulus package in February 2009, makes certain of HIPAA’s privacy and security standards also directly applicable to covered entities’ business associates. As a result, both covered entities and business associates are now subject to significant civil and criminal penalties for failure to comply with the Privacy Standards and Security Standards.

HIPAA and HITECH also include standards for common healthcare electronic transactions and code sets, such as claims information, plan eligibility and payment information. Covered entities, such as healthcare providers, are required to conform to such transaction set standards, known as the Standards for Electronic Transactions, pursuant to HIPAA.

The HIPAA Privacy and Security Standards establish a complex regulatory framework on a variety of subjects, including but not limited to:

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the circumstances under which uses and disclosures of PHI are permitted or required without a specific authorization by the patient, including but not limited to treatment purposes, activities to obtain payments for services and healthcare operations activities;

•	a patient’s rights to access, amend and receive an accounting of certain disclosures of PHI;

•	the content of notices of privacy practices for PHI; and

•	administrative, technical and physical safeguards required of entities that use or receive PHI electronically.

HIPAA requires healthcare providers like us to develop and maintain policies and procedures with respect to protected health information that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. We have implemented policies and procedures related to compliance with HIPAA and its implementing regulations, as required by law. HIPAA establishes a uniform federal “floor” and does not supersede state laws that are more stringent. Therefore, we are required to comply with both federal privacy and security regulations and varying state privacy laws. In addition, HIPAA restricts our ability to use or disclose patient identifiable laboratory data, without patient authorization, for purposes other than payment, treatment or healthcare operations (as defined by HIPAA), except for disclosures for various public policy purposes and other permitted purposes outlined in the HIPAA regulations.

HITECH expands the notification requirement for breaches of patient-identifiable health information, restricts certain disclosures and sales of patient-identifiable health information and provides a tiered system for civil monetary penalties for HIPAA violations. The 2013 final HITECH omnibus rule modifies the breach reporting standard in a manner that will likely make more data security incidents qualify as reportable breaches, as a breach is now presumed where there is an acquisition, access, use or disclosure not otherwise permitted, unless the covered entity can demonstrate that there is a low probability that the protected health information was compromised, based on a risk assessment procedure. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney fees and costs associated with pursuing federal civil actions. On February 6, 2014, CMS issued a final rule amending CLIA and HIPAA regulations to provide individuals with the right to access test reports directly from laboratories. The 2013 final HITECH omnibus rule and subsequent regulations indicate that the laws governing transmission, privacy and security of health information are complex and evolving.

The HIPAA privacy and security regulations establish a uniform federal “floor” and do not supersede state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing PHI. As a result, we are required to comply with both HIPAA privacy regulations and varying state privacy and security laws.

In addition, more stringent federal and state privacy regulations apply to certain categories of information that we either handle, or plan to handle, as part of our operations, including mental health information, HIV information and information related to research. We are required to comply with any regulations that apply a more stringent standard to the use or disclosure of such information.

Any liability from a failure to comply with the requirements of HIPAA, HITECH or comparable state privacy and security laws could adversely affect our financial condition and if we do not comply with existing or new federal or state laws and regulations related to patient health information, we could be subject to criminal or civil sanctions. The costs of complying with privacy and security related legal and regulatory requirements are burdensome and could have a material adverse effect on our business. In addition, the recent regulations, as modified, will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us, as well as our clients. In addition, we are unable to predict what changes to the HIPAA Privacy Standards and Security Standards or other applicable federal or state privacy laws might be made in the future or how those changes could affect our business. Any new legislation or regulation in the area of privacy and security of personal information, including PHI, could also adversely affect our business operations.

Our business could be harmed from the loss or suspension of a license or imposition of a fine or penalties under, or future changes in, the law or regulations of the Clinical Laboratory Improvement Amendments of 1988, or those of other state or local agencies.

We are subject to CLIA, which is administered by CMS and extends federal oversight to virtually all clinical laboratories by requiring that they be certified by the federal government or by a federally-approved accreditation agency. CLIA is designed to ensure the quality and reliability of clinical laboratories by, among other things, mandating specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. Laboratories must undergo on-site surveys at least every two years, which may be conducted by the Federal CLIA program or by a private CMS approved accrediting agency such as the College of American Pathologists, among others. The sanction for failure to comply with CLIA requirements may be suspension, revocation or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as significant fines and/or criminal penalties.

We are also subject to regulation of laboratory operations under state clinical laboratory laws of California, where our facility is located, and of other states, from where we accept specimens. State clinical laboratory laws may require that laboratories and/or laboratory personnel meet certain qualifications, specify certain quality controls or require maintenance of certain records. For example, California requires that we maintain a license to conduct testing in California, and California law establishes standards for our day-to-day laboratory operations, including the training and skill required of laboratory personnel and quality control. Certain other states, including Florida, Maryland, New York and Pennsylvania, require that we hold licenses to test specimens from patients residing in those states, and additional states may require similar licenses in the future. Potential sanctions for violation of these statutes and regulations include significant fines and the suspension or loss of various licenses, certificates and authorizations, which could adversely affect our business and results of operations.

Our products are currently subject to the FDA’s exercise of enforcement discretion, and we could incur substantial costs and delays associated with meeting requirements for premarket clearance or approval or experience decreased demand or reimbursement for our products if the FDA’s enforcement policies change.

The U.S. Food and Drug Administration, or FDA, regulates the sale and distribution in interstate commerce of products classified as medical devices under the Federal Food, Drug, and Cosmetic Act, or FDCA, including in vitro diagnostic, or IVD, devices such as IDgenetix tests. Generally, medical devices must undergo premarket review by the FDA, either through clearance of a 510(k) premarket notification or approval of a premarket approval application, or PMA, which can be a lengthy, expensive and uncertain process. However, the FDA currently exercises enforcement discretion with respect to IVD tests that are developed by a single laboratory for its own use, called laboratory developed tests, or LDTs, which are therefore not subject to FDA regulation or premarket review. See “Business—Governmental Regulation.” We believe that our products all qualify as LDTs, which are currently subject to the FDA’s exercise of enforcement discretion. As a result, we believe our products are exempt from regulation under current FDA enforcement policies.

At various times since 2007, the FDA has issued guidance documents or announced planned initiatives to require varying levels of FDA oversight for LDTs. For example, in 2007, the FDA issued a draft guidance document in which it proposed to exclude from its exercise of enforcement discretion LDTs that fall into a category of IVD devices that rely on multivariate index assays, or IVDMIAs, such as our products, and in 2010, the FDA announced plans to regulate all LDTs under a risk-based oversight framework. However, the FDA has stated that it does not intend to finalize the IVDMIA draft guidance, and it has not yet issued any guidance on its proposed LDT regulatory framework.

The FDA may seek to exercise greater oversight with respect to LDTs, including requiring 510(k) clearance or PMA approval of our products, at any time. In June 2013, FDA Commissioner Margaret Hamburg spoke out on the regulation of LDTs, stating that “the FDA is working to make sure that the accuracy and clinical validity of high-risk tests are established before they come to market.” We cannot predict the ultimate timing or form of any such regulation of LDTs and the potential impact on our existing products, our products in development or the materials used in our products.

The FDA has issued other draft guidance documents that may impact our products or our future products if they were to become subject to FDA regulation, including draft guidance on mobile medical applications and in vitro companion diagnostic devices. We cannot predict the potential impact of these guidance documents on our existing products, our products in development or the materials used in our products. Legislative proposals addressing oversight of genetic testing and LDTs have also been introduced in recent years. For example, in 2011, Congress introduced the Modernizing Laboratory Standards for Patients Act which, among other things, would have limited LDT regulation to CMS under CLIA. In addition, in 2012, Congress passed the Food and Drug Administration Safety and Innovation Act of 2012, which prohibits the FDA from issuing guidance on the regulation of LDTs unless it provides Congress with details of the proposed framework at least 60 days in advance. We expect that new legislative proposals regarding the FDA’s oversight of LDTs will continue to be introduced from time to time.

While we qualify all materials used in our products in accordance with CLIA regulations and guidelines, the FDA could promulgate regulations or guidance documents impacting our ability to purchase materials necessary for the performance of our products. Should any of the reagents we obtain from suppliers and use in our products be affected by future regulatory actions, our business could be adversely affected, including by increasing the cost of testing or delaying, limiting or prohibiting the purchase of reagents necessary to perform testing with our products.

We cannot provide any assurance that FDA regulation, including premarket review, will not be required in the future for our products, whether through additional guidance issued by the FDA, new enforcement policies adopted by the FDA or new legislation enacted by Congress. Such guidance, enforcement policies or legislation may result in increased regulatory burdens, including a requirement to obtain clearance or approval to market our products. Depending on their intended use, some or all of our products may be categorized as “high risk” by the FDA, which could require us to seek premarket review for some or all of our products in order to distribute them commercially. This could affect our ability to continue marketing our products and to develop and introduce new products.

If premarket review is required for some or all of our products, our business could be negatively impacted until clearance or approval to market our products is obtained, and the FDA could require that we stop selling our products pending clearance or approval. Even if our products are allowed to remain on the market prior to completion of premarket review, orders or reimbursement may decline if there is uncertainty about our products, if we are required to label our products as investigational by the FDA, or if the labeling claims the FDA allows us to make are very limited. The premarket review process may involve, among other things, successfully completing additional clinical trials and submitting a 510(k) or PMA to the FDA. If we are required to conduct premarket clinical trials, whether using prospectively acquired samples or archival samples, delays in the commencement or completion of clinical testing could significantly increase our product development costs, delay commercialization of any future products and interrupt sales of our current products. Many of the factors that may cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to delay or denial of regulatory clearance or approval. The commencement of clinical trials may be delayed due to insufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the clinical trial. If premarket review is required by the FDA, there can be no assurance that our products will be cleared or approved on a timely basis, if at all, nor can there be any assurance that any cleared or approved labeling claims will be consistent with our current claims or adequate to support continued adoption of and reimbursement for our products. As a result, we could experience significantly increased development costs and a delay in generating additional revenue from our products, or from other products now in development, which could adversely affect our business, financial condition and results of operations.

Until the FDA finalizes a new oversight framework, we will continue to market our products under the FDA’s exercise of enforcement discretion for LDTs. We do not currently have an FDA submission in process for any of our products, and we may be unable to compile and submit any required validation and other data to the FDA in the necessary timeframe to successfully obtain FDA clearance for these products if and when a final FDA oversight framework is put into effect.

Failure to comply with the requirements of the FDA or any other regulatory authority may subject us to administrative or judicial sanctions.

Even under the FDA’s current exercise of enforcement discretion for LDTs, the FDA is empowered to impose sanctions for violations of the FDCA and FDA’s implementing regulations, including warning letters, civil and criminal penalties, injunctions, product seizure or recall, import bans, restrictions on the conduct of our operations, and total or partial suspension of production. Any of the aforementioned sanctions could cause reputational damage, undermine our ability to maintain and increase our revenue and harm our business, financial condition and results of operations. In particular, if we or the FDA discover that any of our IVD products have defects that call into question the accuracy of their results, we may be required to undertake a re-test of all results and analyses provided during the period relevant to the defect, or recall the affected products. The direct costs incurred in connection with such a recall in terms of management time, administrative and legal expenses and lost revenue, together with the indirect costs to our reputation could harm our business, financial condition and results of operations, and our ability to execute our business strategy. See “—Risks Relating to Our Business—If our tests do not perform as expected, our operating results, reputation and business will suffer.” While we believe that we are currently in material compliance with applicable laws and regulations, the FDA or other regulatory agencies may not agree, and a determination that we have violated these laws or a public announcement that we are being investigated for possible violations of these laws could adversely affect our business, financial condition, results of operations and prospects.

We may be subject to fines, penalties, licensure requirements or legal liability, if it is determined that through our IDgenetix reports and analysis we are practicing medicine without a license.

IDgenetix reports and analysis delivered to healthcare providers include information regarding FDA-approved therapies that healthcare providers may use in making treatment decisions for patients. We make members of our organization available to discuss the information provided in the reports and analysis. State laws prohibit the practice of medicine without a license. Our customer service representatives provide support to our customers, including assistance in interpreting the IDgenetix report and analysis results. A governmental authority or individual actor could allege that the identification of available therapies in our reports and analysis and the related customer service we provide constitute the practice of medicine. A state may seek to have us discontinue the inclusion of certain aspects of our reports or the related services we provide or subject us to fine, penalties or licensure requirements. Any determination that we are practicing medicine without a license may result in significant liability to us.

The FDA, FTC and other regulatory agencies strictly regulate the promotional claims that may be made about medical devices. If we are found to have made false or misleading claims about our products, or otherwise to have violated promotion or advertising restrictions, we may become subject to significant fines and other liabilities.

The FDA prohibits the dissemination of false or misleading claims regarding medical devices and the promotion of them for uses outside the product’s FDA-cleared labeling in any physician- or patient-directed material. The U.S. government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label activities. The FDA has also required companies to enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

Although we market IDgenetix tests without 510(k) clearance pursuant to the FDA’s exercise of enforcement discretion for LDTs, the tests produce a report categorizing the FDA-approved therapies best-suited for the individual patient, which, in some cases, may not be approved for the patient’s disease or condition. If the FDA determines that we are engaging in off-label promotion by providing information regarding unapproved therapies, even though IDgenetix tests are not FDA-cleared products, we may be subject to civil or criminal fines or other enforcement action.

In addition, certain laws feature incentives that encourage competitors, employees and physicians to report potential violations of the rules governing medical product promotion. These incentives could lead to so-called whistleblower lawsuits in which such persons seek to collect a portion of the monies allegedly overbilled to government agencies due to, for example, promotion of medical devices beyond the cleared label claims. These incentives could also lead to allegations that we have mischaracterized a competitor’s product in the marketplace and, as a result, we could be sued for alleged damages to our competitors. Such lawsuits, regardless of merit, are typically time-consuming and costly to defend. They may also result in related shareholder lawsuits, which are also costly to defend.

If we fail to perform our services in accordance with contractual requirements, regulatory standards and ethical considerations, we could be subject to significant costs or liability and our reputation could be harmed.

We contract with biopharmaceutical companies to perform services based upon our genetic testing platform to assist them in bringing new drugs to market. Such services are subject to contractual requirements, regulatory standards and ethical considerations. For example, we must adhere to applicable regulatory requirements such as the FDA current Good Laboratory Practice regulations. If we fail to perform our services in accordance with these requirements, regulatory agencies may take action against us or our customers. Such actions may include sanctions such as injunctions or failure of such regulatory authorities to grant marketing approval of products, imposition of clinical holds or delays, suspension or withdrawal of approvals, rejection of data collected in the clinical studies, license revocation, product seizures or recalls, operational restrictions, civil or criminal penalties or prosecutions, damages or fines. Customers may also bring claims against us for breach of our contractual obligations, and subjects in the clinical trials and subjects taking drugs approved on the basis of those trials may bring personal injury claims against us. Additionally, there is a risk that actions by regulatory authorities, if they result in significant inspectional observations or other measures, could harm our reputation and cause customers not to award us future contracts or to cancel existing contracts. Any such action could have a material adverse effect on our business, financial condition, results of operations or reputation.

Risks Related to Billing and Reimbursement

Billing complexities associated with obtaining payment or reimbursement for our tests may negatively affect our revenue, cash flow and profitability.

Substantially all of our current revenue is derived from IDgenetix for which we bill on a fee-for-service basis, including reimbursements by third-party payors, such as Medicare, Medicaid and other governmental payor programs, hospitals, private insurance plans and managed care organizations and direct payments from individual patients. Billing for PGx testing services is generally highly complex. We currently outsource our billing operations to a third-party provider that specializes in billing solutions for clinical laboratories and other healthcare organizations. We also staff a small internal billing department that works closely with our third-party provider to ensure accuracy of billing, timely collections, and resolution of appeals and billing discrepancies.

Depending on our billing arrangement with each third-party payor and applicable law, we are often obligated to bill in the specific manner prescribed by the various payors, each of which may have different requirements. Among the potential factors complicating our billing of third-party payors are:

•	disputes among payors regarding which party is responsible for payment;

•	disparity in coverage among various payors;

•	different process, information and billing requirements among payors; and

•	incorrect or missing billing information.

We also face risks in our collection efforts, including potential write-offs of doubtful accounts and long collection cycles for accounts receivable.

Additionally, from time to time, payors change processes that may affect timely payment. These changes may result in uneven cash flow or impact the timing of revenue recognized with these payors. With respect to payments received from governmental programs, factors such as a prolonged government shutdown could cause significant regulatory delays or could result in attempts to reduce payments made to us by government healthcare programs. These billing complexities, and the related uncertainty in obtaining payment for IDgenetix testing services, could negatively affect our revenue, cash flow and profitability. In addition, increases in write-offs of doubtful accounts, delays in receiving payments or potential retroactive adjustments and penalties resulting from audits by payors could adversely affect our business, results of operations and financial condition.

Changes in laws, regulations, payor policies or contracting arrangements with payors may adversely affect coverage or reimbursement for IDgenetix testing services, which may decrease our revenue and adversely affect our results of operations and financial condition.

Governmental payors, as well as private insurers, and other private payors have implemented and will continue to implement measures to control the cost, utilization and delivery of healthcare services, including laboratory services. Congress has from time to time considered and implemented changes to laws and regulations governing healthcare service providers, including specialized diagnostic service providers. These changes have adversely affected and may in the future adversely affect coverage for laboratory services, including the PGx testing services we provide. We also believe that healthcare professionals will not use IDgenetix if third-party payors do not provide adequate coverage and reimbursement for them.

Reimbursement to healthcare providers, such as specialized diagnostic service providers like us, is subject to continuing change in policies by governmental payors, such as Medicare and Medicaid, private insurers, including managed care organizations, and other private payors, such as hospitals and private medical groups. As a Medicare-participating laboratory based in California, we bill the Medicare Administrative Contractor, or MAC, for California and are subject to that contractor’s local coverage and reimbursement policies. Some MACs have issued local coverage determinations, or LCDs, that restrict coverage to specific genes and clinical conditions in our IDgenetix tests because of clinical utility determinations. Such LCDs have not been issued by our MAC, so we have not been adversely affected to date. If, however, our MAC policies change in a way that fails to adequately recognize coverage for our tests, our business and results of operations would be adversely affected.

In addition, reimbursement from governmental payors is subject to statutory and regulatory changes, retroactive rate adjustments and administrative rulings, and other policy changes, all of which could materially decrease the range of services for which we are reimbursed or the reimbursement rates paid for IDgenetix testing services. For example, ACA provides that payments under the Medicare Clinical Laboratory Fee Schedule, or CLFS, are to receive a negative 1.75% annual adjustment through 2015 and a productivity adjustment pursuant to the CLFS, further reducing payment rates. Some commercial payors are guided by the CLFS in establishing their reimbursement rates. In February 2012, the Middle Class Tax Relief and Job Creation Act of 2012 was signed into law, which, in part, reduced the potential future cost-based increases to the CLFS by 2%. Because the majority of our revenue is currently derived from the Medicare program and we expect this to continue in the foreseeable future, we are particularly impacted by changes in Medicare reimbursement. We cannot predict whether Medicare and other third-party payor reimbursement rates that mirror Medicare’s will be sufficient to make our tests commercially attractive.

Further, with respect to the CLFS, in April 2014, the Protecting Access to Medicare Act of 2014 was signed into law, which, among other things, significantly alters the fee schedule’s current payment methodology. Under the new law, starting January 1, 2016 and every three years thereafter (or annually in the case of advanced diagnostic lab tests), clinical laboratories must report laboratory test payment data for each Medicare-covered clinical diagnostic lab test that it furnishes during a time period to be defined by future regulations. The reported data must include the payment rate (reflecting all discounts, rebates, coupons and other price concessions) and the volume of each test that was paid by each private payer (including health insurance issuers, group health plans, Medicare Advantage plans and Medicaid managed care organizations). Beginning in 2017, the Medicare payment rate for each clinical diagnostic lab test will be equal to the weighted median amount for the test from the most recent data collection period. The payment rate will apply to laboratory tests furnished by a hospital laboratory if the test is separately paid under the hospital outpatient prospective payment system. We cannot determine at this time the full impact of the new law on our business, financial condition and results of operations.

Other Medicare policy changes may include competitive bidding by clinical laboratories for the provision of services, which was the subject of a CMS demonstration project pursuant to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA. In July 2008, the Patients and Providers Act of 2008 was enacted, which, among other things, repealed the competitive bidding demonstration project for clinical laboratory services. If competitive bidding is implemented in the future, competitive bidding could decrease our reimbursement rates for clinical laboratory tests. Medicare’s coverage and reimbursement policies are often the product of its contractors, such as the Medicare Administrative Contractors, or MACs, who carry out LCDs and pricing. This can result in variable treatment around the country.

Finally, some private insurers and other third-party payors link their rates to Medicare’s reimbursement rates, and a reduction in Medicare reimbursement rates for clinical laboratory services could result in a corresponding reduction in the reimbursements we receive from such third-party payors. Any reductions in reimbursement levels for IDgenetix would decrease our revenue and adversely affect our results of operations and financial condition.

Operating as a non-contracting provider with certain payors may adversely affect our results of operations and financial condition, and contracting with those payors may be disadvantageous to us.

We are currently considered to be an out-of-network or “non-contracting provider” by a number of third-party payors because we have not entered into a specific contract to provide IDgenetix testing services to their insured patients at specified rates of reimbursement. We were generally subject to reimbursement as a non-contracting provider for approximately half of our revenue for the year ended December 31, 2013 and the three months ended March 31, 2014. As a non-contracting provider, we typically may charge greater coinsurance or copayments to the patient. We may instead elect to be treated as in-network, as permitted by applicable law, which results in decreased revenues. In instances where we are prohibited by law from treating these patients as if we were in-network, thus requiring patients to pay additional costs or copayments, our customers may decide to reduce or avoid prescribing IDgenetix testing services for such patients, which would adversely affect our results of operations and financial condition.

Should any of the third-party payors with whom we are not contracted insist that we enter into a contract for the IDgenetix testing services we provide, the resulting contract may contain pricing and other terms that are materially less favorable to us than the terms under which we currently operate. If revenue from a particular payor grows, there is heightened risk that such a third-party payor will insist that we enter into contractual arrangements that contain such terms. If we refuse to enter into a contract with such a third-party payor, they may refuse to cover and reimburse for IDgenetix testing services, which may lead to a decrease in case volume and a corresponding decrease in our revenues. If we contract with such a third-party payor, although our case volume may increase as a result of the contract, our revenue per case under the contractual agreement and gross margin may decrease. The overall net result of contracting with third-party payors may adversely affect our business, results of operations and financial condition.

If the utility of IDgenetix is not supported by peer-reviewed medical publications, the rate of adoption of our test by clinicians and the coverage and reimbursement determinations by third-party payors for IDgenetix testing services may be negatively affected.

Healthcare providers typically take a long time to adopt new products, testing practices and clinical treatments, partly because of perceived liability risks and the uncertainty of third-party coverage and reimbursement. It is critical to the success of our sales efforts that we educate a sufficient number of patients, clinicians and administrators about PGx testing, in general, as well as about our IDgenetix tests and our future tests, if any, and demonstrate the clinical benefits of these tests. It is likely that clinicians may not adopt, and third-party payors may not cover or adequately reimburse for, our tests unless they determine, based on published peer-reviewed journal articles and the experience of other clinicians, that our tests provide accurate, reliable and cost-effective information.

As the healthcare reimbursement system in the United States evolves to place greater emphasis on comparative effectiveness and outcomes data, we cannot predict whether we will have sufficient data, or whether the data we have will be presented to the satisfaction of any payors seeking such data in the process of determining coverage for diagnostic tests.

The administration of clinical and economic utility studies is expensive and demands significant attention from our management team. Data collected from these studies may not be positive or consistent with our existing data, or may not be statistically significant or compelling to the medical community. If the results obtained from our ongoing or future studies are inconsistent with certain results obtained from our previous studies, adoption of diagnostic services would suffer and our business would be harmed.

Peer-reviewed publications regarding our tests may be limited by many factors, including delays in the completion of, poor design of, or lack of compelling data from clinical studies that would be the subject of the article. If our tests or the technology underlying our current test or future tests do not receive sufficient favorable exposure in peer-reviewed publications, the rate of clinician adoption of our test and positive reimbursement coverage decisions for our tests could be negatively affected. The publication of clinical data in peer-reviewed journals is a crucial step in commercializing and obtaining reimbursement for tests such as ours, and our inability to control when, if ever, results are published may delay or limit our ability to derive sufficient revenue from any product that is the subject of a study.

Risks Related to This Offering and Ownership of our Common Stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering there has been no public market for shares of our common stock. Although we have applied to list our common stock on the NASDAQ Global Market, or NASDAQ, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	our commercial progress in marketing and selling IDgenetix, including sales and revenue trends;

•	changes in laws or regulations applicable to IDgenetix;

•	adverse developments related to our laboratory facilities;

•	increased competition in the diagnostics services industry;

•	the failure to obtain adequate reimbursement of IDgenetix;

•	adverse developments concerning our manufacturers and suppliers;

•	our inability to establish future collaborations;

•	additions or departures of key scientific or management personnel;

•	introduction of new testing services offered by us or our competitors;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	our ability to effectively manage our growth;

•	the size and growth, if any, of our targeted markets;

•	actual or anticipated variations in quarterly operating results;

•	our cash position;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	overall performance of the equity markets;

•	issuances of debt or equity securities;

•	sales of our common stock by us or our stockholders in the future;

•	trading volume of our common stock;

•	changes in accounting practices;

•	ineffectiveness of our internal controls;

•	disputes or other developments relating to proprietary rights, including our ability to adequately protect our technologies;

•	significant lawsuits, including patent or stockholder litigation;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and diagnostic and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results or financial condition.

We have never paid dividends and we do not intend to pay dividends on our common stock, so any returns on your investment in our common stock will be limited to appreciation in the value of our stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. In addition, the LSA also contains a negative covenant which prohibits us from paying dividends without the prior written consent of SVB.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our executive officers, directors, 5% stockholders and their affiliates owned approximately 89.0% of our voting stock as of March 31, 2014, and, upon the closing of this offering, that same group will hold approximately     % of our outstanding voting stock (assuming no exercise of the underwriters’ over-allotment option), based upon the number of shares of our common stock outstanding as of March 31, 2014. Therefore, even after this offering, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $         per share, based on the initial public offering price of $         per share. Further, investors purchasing common stock in this offering will contribute approximately     % of the total amount invested by stockholders since our inception, but will own only approximately     % of the shares of common stock outstanding after giving effect to this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering and the exercise of stock options granted to our employees. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see the section entitled “Dilution.”

We are an emerging growth company, and the reduced reporting requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions, which could result in a less active trading market for our common stock and increased volatility in our stock price.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

After the closing of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act and the rules and regulations of NASDAQ. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2015, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our consolidated financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by NASDAQ, the Securities and Exchange Commission, or the SEC, or other regulatory authorities.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and NASDAQ to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive-compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation, but cannot assure you that we will not be required to implement these requirements sooner than planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our consolidated net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares of common stock outstanding as of March 31, 2014, upon the closing of this offering we will have outstanding a total of             shares of common stock. Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction in the public market immediately following this offering. Citigroup Global Markets Inc. and Jefferies LLC, however, may, in their discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, up to an additional             shares of common stock will be eligible for sale in the public market, though such shares held by directors, executive officers and other affiliates and may be subject to volume limitations under Rule 144 under the Securities Act. In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of             shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution to our stockholders and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating a public company. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock, including shares of common stock sold in this offering.

Pursuant to our 2014 equity incentive plan, or the 2014 plan, which will become effective on the business day prior to the public trading date of our common stock, our management is authorized to grant stock options to our employees, directors and consultants. Additionally, the number of shares of our common stock reserved for issuance under our 2014 plan will automatically increase on January 1 of each year, beginning on January 1, 2015 (assuming the 2014 plan becomes effective before such date) and continuing through and including January 1, 2024, by     % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds will be used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We intend to use the net proceeds from this offering for working capital and general corporate purposes, including sales and marketing activities, research and development and capital expenditures. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws, which are to become effective immediately prior to the closing of this offering, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

•

a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, the president or by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations for election to our board of directors;

•

a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

•

a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

•

the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements.

Our report from our independent registered public accounting firm for the year ended December 31, 2013 includes an explanatory paragraph stating that our recurring losses and negative cash flows from operating activities raise substantial doubt about our ability to continue as a going concern. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our consolidated financial statements, and it is likely that investors will lose all or a part of their investment. Future reports from our independent registered public accounting firm may also contain statements expressing doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. We may, in some cases, use words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes, to identify these forward-looking statements. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	the size and growth potential of the markets for IDgenetix, and our ability to serve those markets;

•	the rate and degree of market acceptance of IDgenetix;

•	the scalability of our testing platform and processes;

•	regulatory developments in the United States and foreign countries;

•	the performance of our third-party contract sales organizations, suppliers and manufacturers;

•	the success of competing diagnostic technologies that are or may become available;

•	our ability to attract and retain key scientific or management personnel;

•	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;

•	our ability to obtain funding for our operations;

•	our ability to attract collaborators and strategic partnerships; and

•	our use of the proceeds from this offering.

These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. We discuss many of these risks in greater detail under “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million (or approximately $         million if the underwriters exercise their over-allotment option in full) from the sale of the shares of common stock offered by us in this offering, based on the assumed initial public offering price of $         per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us by $         million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to establish a public market for our common stock and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering for working capital and general corporate purposes, including sales and marketing activities, research and development and capital expenditures.

We may also use a portion of the remaining net proceeds to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and anticipated future revenue, will be sufficient to fund our operations through at least the next 12 months.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the commercial success of IDgenetix and the costs of our research and development activities, as well as the amount of cash used in our operations. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. In addition, we might decide to postpone or not pursue expansion of IDgenetix if the net proceeds from this offering and the other sources of cash are less than expected.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant. In addition, the terms of our LSA with SVB prohibit us from paying dividends other than in common stock without the prior written consent of SVB.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2014:

•	on an actual basis;

•

on a pro forma basis, giving effect to (1) the conversion of all our outstanding redeemable convertible preferred stock as of March 31, 2014 into an aggregate of 11,639,977 shares of our common stock immediately prior to the closing of this offering; (2) the effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering; (3) the automatic net exercise of the common stock warrants into              shares of our common stock immediately prior to the closing of this offering, based on the assumed initial public offering price; and (4) the reclassification of the preferred stock warrant liability to common stock and additional paid-in capital in connection with the conversion of the warrants to purchase redeemable convertible preferred stock into warrants to purchase common stock; and

•

on a pro forma as adjusted basis, reflecting the pro forma adjustments discussed above and giving further effect to the sale by us of              shares of our common stock in this offering at the assumed initial public offering price, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2014
	Actual	Pro Forma		Pro Forma As Adjusted(1)
	(unaudited, in thousands)
Cash and cash equivalents	$4,641		$4,641	$

Capitalization:
Debt, at carrying value, including working capital line of credit	5,828		5,828		5,828

Preferred stock warrant liability	114		—		—
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.0001 par value: 3,378,835 shares authorized and 3,378,835 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	8,504		—		—
Series B redeemable convertible preferred stock, $0.0001 par value: 7,250,000 shares authorized and 7,249,849 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	7,678		—		—
Stockholders’ equity:
Preferred stock, $0.0001 par value: no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—		—		—
Common stock, $0.0001 par value: 21,000,000 shares authorized and 5,843,028 shares issued and outstanding, actual; 200,000,000 shares authorized and 17,483,005 shares issued and outstanding, pro forma; and 200,000,000 shares authorized, and shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	—
Accumulated deficit	(15,247)

Total stockholders’ (deficit) equity	(15,247)
Total capitalization	$6,877	$		$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the pro forma as adjusted amount of cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of common shares shown as issued and outstanding on a pro forma as adjusted basis in the table above is based on the number of shares of our common stock outstanding as of March 31, 2014, and excludes:

•	1,132,565 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2014, at a weighted-average exercise price of $0.45 per share;

•	150,000 shares of common stock issuable upon the exercise of outstanding warrants as of March 31, 2014, at a weighted-average exercise price of $1.00 per share;

•	shares of common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•

             shares of common stock reserved for future issuance under the 2014 plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering, plus 1,284,869 shares of common stock reserved for issuance under the 2008 plan as of March 31, 2014, which shares will be added to the shares reserved under the 2014 plan upon its effectiveness.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of March 31, 2014, was approximately $(15.2) million, or $(2.61) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our liabilities and redeemable convertible preferred stock which is not included within stockholders’ equity (deficit). Historical net tangible book value (deficit) per share is our historical net tangible book value (deficit) divided by the number of shares of common stock outstanding as of March 31, 2014, which includes 3.8 million shares of restricted common stock.

Our pro forma net tangible book value (deficit) as of March 31, 2014, was approximately $         million, or $         per share of common stock. Pro forma net tangible book value gives effect to (1) the conversion of all of our outstanding redeemable convertible preferred stock as of March 31, 2014, into an aggregate of 11,639,977 shares of our common stock, which will occur automatically immediately prior to the closing of this offering, (2) the automatic net exercise of the common stock warrants into              shares of our common stock immediately prior to the closing of this offering, based on the assumed initial public offering price, and (3) the reclassification of the preferred stock warrant liability to common stock and additional paid-in capital in connection with the conversion of the warrants to purchase redeemable convertible preferred stock into warrants to purchase common stock.

Pro forma as adjusted net tangible book value is our pro forma net tangible book value (deficit), after giving effect to the sale of              shares of our common stock in this offering at the assumed initial public offering price, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders, and an immediate dilution of $         per share to new investors participating in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$

Historical net tangible book value (deficit) per share as of March 31, 2014	$(2.61)
Pro forma increase in net tangible book value per share as of March 31, 2014 attributable to redeemable convertible preferred stock conversion

Pro forma net tangible book value (deficit) per share as of March 31, 2014
Increase in pro forma net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $         per share and the dilution per share to investors participating in this offering by approximately $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $         and decrease

(increase) the dilution per share to investors participating in this offering by approximately $        , assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to approximately $         per share, representing an immediate increase in pro forma as adjusted net tangible book value to existing stockholders of $         per share and an immediate decrease of dilution to investors participating in this offering of approximately $         per share.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2014, the number of shares purchased or to be purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us by existing stockholders and investors participating in this offering at the assumed initial public offering price, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders before this offering			%	$		%	$
Investors participating in this offering			%			%

Total		100%		$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the total consideration paid by investors participating in this offering and total consideration paid by all stockholders by approximately $         million and $         million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering and total consideration paid by all stockholders by approximately $         million and $         million, respectively, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by existing stockholders will be reduced to     % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to             , or     % of the total number of shares of common stock to be outstanding after this offering.

The foregoing discussion and tables exclude:

•	1,132,565 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2014, at a weighted-average exercise price of $0.45 per share;

•	150,000 shares of common stock issuable upon the exercise of outstanding warrants as of March 31, 2014, at a weighted-average exercise price of $1.00 per share;

•	shares of common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•

             shares of common stock reserved for future issuance under the 2014 plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering, plus 1,284,869 shares of common stock reserved for issuance under the 2008 plan as of March 31, 2014, which shares will be added to the shares reserved under the 2014 plan upon its effectiveness.

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent any of our outstanding options or warrants are exercised, new options are issued under our equity incentive plans or we issue additional shares of common stock, or other equity or convertible debt securities in the future, there may be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. We derived the selected consolidated statements of comprehensive loss data for the years ended December 31, 2012 and 2013 from our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. We derived the summary statements of comprehensive loss data for the three months ended March 31, 2013 and 2014 and consolidated balance sheets data as of March 31, 2014 from our unaudited consolidated financial statements also appearing elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly state our financial position as of March 31, 2014 and results of operations for the three months ended March 31, 2013 and 2014. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes. Our historical results are not necessarily indicative of the results that may be expected in the future and results of interim periods are not necessarily indicative of the results for the entire year.

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013		2013	2014
				(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Comprehensive Loss Data:
Revenue:
Diagnostic testing	$—		$196	$—		$1,432
Research services and other	6,915		7,150	1,964		1,461

Total revenue	6,915		7,346	1,964		2,893

Cost of revenue:
Diagnostic testing	—		101	—		298
Research services and other	4,772		4,663	1,287		1,136

Total cost of revenue	4,772		4,764	1,287		1,434

Gross profit	2,143		2,582	677		1,459

Total operating expenses	3,737		6,667	1,125		3,568
Loss from operations	(1,594)		(4,085)	(448)		(2,109)
Interest and other income (expense), net	9		27	(13)		(23)

Net loss and comprehensive loss	$(1,585)		$(4,058)	$(461)		$(2,132)

Net loss per share, basic and diluted(1)	$(0.79)		$(2.01)	$(0.23)		$(1.06)

Weighted-average shares outstanding used in computing net loss per share, basic and diluted(1)	2,014		2,014	2,014		2,014

Pro forma net loss per share, basic and diluted(1) (unaudited)		$			$

Weighted-average shares outstanding used in computing pro forma net loss per share, basic and diluted(1) (unaudited)

(1)	See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma net loss per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of December 31,		As of March 31,
	2012	2013	2014
			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$295	$2,925	$4,641
Working capital	(1,235)	1,993	3,608
Total assets	3,194	8,372	9,974
Debt, at carrying value, including working capital line of credit	489	2,591	5,828
Redeemable convertible preferred stock	7,697	15,865	16,182
Accumulated deficit and total stockholders’ deficit	(7,897)	(12,852)	(15,247)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a commercial stage molecular diagnostics company specializing in the field of pharmacogenetics, or PGx. IDgenetix, our PGx product testing portfolio, enables personalized therapeutic decisions for patients suffering from some of the most prevalent clinical conditions in the United States, including cardiovascular disease, neuropsychiatric disorders and pain. Our proprietary algorithm-based bioinformatic platform and PGx product testing portfolio are intended to serve as a tool to assist healthcare providers in identifying optimal drugs for their patients as well as dosing guidelines based on a patient’s genetic make-up, current prescription regimen and other key factors. IDgenetix is designed to enable healthcare providers to make timely and evidence-based decisions, which we believe can reduce the overall cost of patient care by reducing adverse events, optimizing patients’ overall therapeutic regimen and helping to achieve a faster therapeutic response.

In 2013, the U.S. healthcare system spent in excess of $260 billion on prescription drugs and that amount is expected to exceed $450 billion in 2022. Nearly 50% of the U.S. population, and almost 90% of people 65 years and over, take at least one prescription drug and more than 10% of the U.S. population, and almost 40% of people 65 years and over, take five or more prescription drugs, which we refer to as polypharmacy. We estimate that the overall potential market opportunity for IDgenetix is greater than 150 million patients in the United States, representing the number of people that take at least one prescription drug, which includes the more than 30 million people who are polypharmacy.

We believe there are significant health concerns and unnecessary costs associated with the trial-and-error manner in which physicians prescribe drugs, without prior knowledge of an individual patient’s genetic profile. There are an estimated 100,000 deaths and more than two million serious adverse reactions attributable to prescription drug use in the United States each year, at a cost to the healthcare industry that exceeds $136 billion annually. It has been estimated that genetics can account for up to 95% of variability in drug disposition and effects and as much as 40-60% of adverse drug reactions. We believe IDgenetix can improve clinical outcomes and reduce the overall cost of prescription drugs by enabling better drug selection, earlier favorable results and lower occurrence of adverse events.

In October 2013, we commercially launched IDgenetix in the United States. Since launch and through March 31, 2014, we completed IDgenetix tests for more than 2,000 patient samples, of which more than 1,700 samples were completed in the quarter ended March 31, 2014. IDgenetix examines genes involved in both the metabolism and pharmacological activity of numerous drugs. It provides physicians with information on the functionality of critical metabolic enzymes and key biological drug targets, where applicable, for each patient. In addition, our algorithm screens for unfavorable metabolic interactions resulting from multiple prescription drugs, over-the-counter drugs and herbal supplements, and environmental and dietary factors that may significantly alter the metabolism of certain drugs. We currently offer 13 tests in the therapeutic areas of cardiovascular disease, neuropsychiatric disorders and pain, and we are developing additional tests/offerings in the therapeutic areas of HIV, neurology and rheumatology.

We designed IDgenetix to provide a comprehensive PGx test offering to best meet the needs of our target customers such as long-term and post-acute care facilities, government facilities, integrated delivery networks, or IDNs, and managed care organizations. These institutional healthcare providers require broad PGx testing capabilities to manage a large and diverse patient population, with patients often suffering from multiple clinical conditions. These customers often operate under fixed-fee-per-patient or fixed-fee-per-procedure arrangements and are searching for ways to improve clinical outcomes at the lowest possible cost. In addition, IDgenetix addresses the needs of physicians across multiple specialties, such as cardiologists, general practitioners, obstetricians and neurologists.

In addition to IDgenetix, we provide research and development services, primarily in oncology, to numerous biopharmaceutical partners. We use our expertise in next-generation sequencing, or NGS, and our computational biology and information technology capabilities to analyze subject samples from preclinical through clinical development. We are validating a number of companion diagnostic test assays in late stage clinical trials.

We have incurred significant losses since our inception, including net losses of $1.6 million and $4.1 million for the years ended December 2012 and 2013, respectively. As of March 31, 2014, our accumulated deficit was $15.2 million and we had $4.6 million in cash and cash equivalents. Substantially all our net losses have resulted from costs incurred in connection with our research and development programs and selling, general and administrative costs to support our operations. We expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and NASDAQ, additional insurance expenses, investor relations activities and other administrative and professional services. Our net losses may fluctuate significantly from quarter to quarter and year to year.

From inception through March 31, 2014, we have financed our operations primarily through private placements of our equity and debt securities, our credit facility and our research and development services agreements. While we currently have a credit facility in place with Silicon Valley Bank, or SVB, for up to $15.0 million, through March 31, 2014 we had only borrowed approximately $5.9 million. We may not meet the minimum financial projections in order to borrow all funds available under this facility, and we may not be able to raise additional capital on terms acceptable to us, or at all. Any failure to raise capital as and when needed could have a material adverse effect on our results of operations, financial condition and our ability to execute on our business plan. In its report on our consolidated financial statements for the year ended December 31, 2013, our independent registered public accounting firm included an explanatory paragraph expressing substantial doubt regarding our ability to continue as a going concern.

Acquisition of IDGenetix, Inc.

In May 2013, we completed the acquisition of IDGenetix, Inc. At the date of the acquisition, IDGenetix Inc.’s assets consisted of several molecular diagnostic tests under development, which we continued to develop subsequent to the acquisition date and launched commercially in October 2013. Other than the tests under development, IDGenetix, Inc. had no other assets and all liabilities were paid in full prior to the date of the merger.

In connection with our acquisition of IDGenetix, Inc. in May 2013, we issued, as merger consideration, restricted shares of common stock, or the Merger Consideration Stock Awards, and warrants to purchase common stock, or the Merger Consideration Warrants, to each of Greg Hamilton, Jorge Garces, Ph.D., and Shannon Blalock, Pharm.D., who were, collectively, all of the stockholders of IDGenetix, Inc. at the time of the acquisition, and are now officers of our Company.

Silicon Valley Bank Credit Facility

In March 2014, we entered into a Second Amended and Restated Loan and Security Agreement, or LSA, with SVB, which allows us to borrow up to $10.0 million under two term loans of $5.0 million each, and up to an additional $5.0 million under a working capital revolving credit line, based upon eligible accounts receivable. Concurrent with the execution of the LSA, we borrowed $5.0 million under one of the term loans and issued warrants to purchase up to 150,000 shares of our Series B redeemable convertible preferred stock to SVB at an exercise price of $1.00 per share. We will be eligible to borrow the second $5.0 million in term debt commencing in September 2014 through March 2015, if we meet minimum required revenue thresholds, as defined in the LSA. The first term loan bears interest at 8.25% and matures on September 1, 2017. The working capital line of credit bears interest at the prime rate plus 1.75% (5% at March 31, 2014) and matures on September 30, 2015. As of March 31, 2014, we had $5.0 million outstanding under the first term loan, and $0.9 million under the working capital line of credit.

Financial Operations Overview

Revenue

The following table sets forth the percentage of revenue derived from each our revenue sources:

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
Diagnostic testing	—%	3%	—%	49%
Research services and other	100%	97%	100%	51%

We derive our diagnostic testing revenue from the sale of our IDgenetix tests to physicians and other healthcare providers. We only recently launched our IDgenetix tests. We expect that revenue from diagnostic testing will continue to increase in absolute dollars and as a percentage of our revenue for the remainder of 2014 and beyond.

We divide our diagnostic testing market in two categories: (1) institutional healthcare providers and (2) physicians. We designed IDgenetix to provide a comprehensive PGx offering to best meet the needs of our target customers such as long-term and post-acute care facilities, government facilities, IDNs and managed care organizations, which we collectively refer to as institutional heathcare providers. We believe that the institutional healthcare provider market categories will be a significant driver of growth for the company both near- and long-term due to the many types and significant number of potential institutional healthcare providers. In addition, IDgenetix addresses the needs of physicians across multiple specialities.

To date, more than 90% of our recognized diagnostic testing revenue has been derived from Medicare customers, with the remaining portion derived from private insurance providers or individual patients. We recognize revenue from our Medicare customers when we issue the final IDgenetix test report, and we recognize revenue from non-Medicare customers when payment is received. We will continue to recognize revenue from non-Medicare customers on a cash-basis until we can establish payment history with these customers and can reliably estimate the amount that will be ultimately collected.

We derive our research services and other revenue primarily from research and development services, principally in oncology, to numerous biopharmaceutical partners. These services provide a start-to-finish suite of tools focused on molecular biomarker discovery, assay development, assay validation and prospective/retrospective clinical trial testing in support of companion diagnostic development and commercialization. We also derive revenue from licensing fees and fees from third parties for use of our technologies and laboratory services, which we include in research services and other revenue.

Cost of Revenue

Our cost of revenue includes the cost of raw materials, supplies, labor for laboratory personnel, equipment and facility expenses associated with performing our research services and processing samples for our IDgenetix tests, in addition to packaging, freight charges and shipping supplies for our IDgenetix tests. We perform all of our research services and IDgenetix tests at our facility located in San Diego, California. Facility expenses include allocated overhead including rent, information technology, equipment depreciation and utilities.

We record costs associated with each IDgenetix test when revenue is recognized during the period in which the test is completed and a final report has been issued, regardless of when revenue is recognized for that test. We expect our cost of diagnostic testing revenue to increase in absolute dollars as the number of tests we perform increases. We record the costs associated with our research services and other revenue when such costs are incurred.

Our cost of revenue will generally grow in proportion to revenue, however, because a large percentage of our total manufacturing costs are fixed, we also expect that as our IDgenetix test volumes increase we will realize manufacturing efficiencies, and associated increase in gross margin.

Nevertheless, our gross margin could be negatively impacted in the future by several factors, including, but not limited to: (1) excess capacity if actual utilization is not sufficient to cover our committed capacity, particularly as we expand our laboratory facility and our related fixed occupancy costs increase in 2015; (2) idle capacity charges associated with additional downtime for implementing improvements to manufacturing equipment; (3) unplanned downtime caused by equipment failures; or (4) higher-than-anticipated failure rates for our IDgenetix tests or work performed under our research services agreements.

Research and Development

We expense our research and development costs as incurred. Our research and development costs are comprised primarily of costs incurred in performing research and development activities for continued support and development of our IDgenetix portfolio, including personnel-related costs, contract services, laboratory supplies and allocated overhead, including rent, information technology, equipment depreciation and utilities. We expensed all costs including materials and supplies incurred prior to establishing technological feasibility of our IDgenetix tests in October 2013, as such costs were incurred. We expect research and development expenses to increase in future periods as we incur costs to sponsor or co-sponsor IDgenetix-guided clinical studies as part of our strategy to target institutional healthcare providers, develop additional IDgenetix tests, expand the range of test options available to healthcare providers using IDgenetix and continue to invest in IDgenetix process improvements.

We evaluate future test development based upon the clinical utility of PGx testing within a therapeutic area, prescription volume, commercial potential, synergy with our current IDgenetix test offerings and clinical relevance to institutional healthcare providers. As a result of the risks and uncertainties involved in developing new IDgenetix tests, process improvements or technologies, we may not be able to estimate the nature, timing and cost of the efforts necessary to complete each of our major projects.

Sales and Marketing

Our sales and marketing expenses consist primarily of sales commissions to our distributors and contract sales organizations, personnel-related costs for our customer service and marketing teams, direct marketing expenses, consulting costs, and allocated overhead, including rent, information technology, equipment depreciation and utilities. We expect our sales and marketing expenses to increase in future periods as we grow our outside sales and internal customer service and marketing teams to help drive the adoption of our IDgenetix tests.

General and Administrative

General and administrative expenses include executive, finance and accounting, regulatory, human resources and legal functions. These expenses consist of personnel-related costs, audit and legal expenses, consulting costs, bad debt expense and allocated overhead, including rent, information technology, equipment depreciation and utilities. We expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and NASDAQ, additional insurance expenses, investor relations activities and other administrative and professional services.

Interest Expense

Interest expense consists of interest and borrowing costs on outstanding borrowings.

Liquidity and Capital Resources

We have incurred significant losses since our inception, including net losses of $1.6 million and $4.1 million in the years ended December 2012 and 2013, respectively. As of March 31, 2014, our accumulated deficit was $15.2 million and we had $4.6 million in cash and cash equivalents and $5.9 million in borrowings under our credit facility with SVB. In addition, an additional $9.1 million in borrowings were available under the credit facility as of March 31, 2014; however, we may not meet the minimum financial thresholds required to borrow all funds available under this facility. Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents and anticipated future revenue, will be sufficient to fund our operations through at least the next 12 months.

The report of our independent registered public accounting firm on our audited financial statements for the year ended December 31, 2013 includes an explanatory paragraph stating that our recurring losses from operations and negative cash flows from operating activities raise doubt about our ability to continue as a going concern. If we are unable to obtain additional financing on commercially reasonable terms, our business, financial condition and results of operations will be materially adversely affected and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements. We may obtain additional financing in the future through other equity or debt financings or through collaborations or partnerships with other companies.

The following table sets forth a summary of the net cash flow activity for each of the periods set forth below (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
Net cash used in operating activities	$(1,535)	$(4,929)	$(875)	$(1,399)
Net cash used in investing activities	(164)	(1,176)	(26)	(236)
Net cash provided by financing activities	174	8,735	916	3,351

Net (decrease) increase in cash and cash equivalents	$(1,525)	$2,630	$15	$1,716

Net cash used in our operating activities was $0.9 million for the three months ended March 31, 2013 as compared to $1.4 million for the same period in 2014. Net cash used in our operating activities was $1.5 million and $4.9 million for the years ended December 31, 2012 and 2013, respectively. The primary use of cash was to fund our net losses in each of these years ended December 31, 2012 and 2013, and for the three months ended March 31, 2013 and 2014, to advance the development, commercialization and expansion of our IDgenetix test portfolio.

Net cash used in our investing activities was $26,000 and $0.2 million for the three months ended March 31, 2013 and 2014, respectively. During the years ended December 31, 2012 and 2013, our investing activities used cash of $0.2 million and $1.2 million, respectively. Cash used in our investing activities for each of these periods was due to the purchase of property and equipment to support our operations.

Net cash provided by our financing activities in the three months ended March 31, 2013 was $0.9 million, attributed to proceeds from issuance of shareholder notes payable, which were ultimately converted into preferred stock in connection with our Series B preferred stock financing in May 2013. During the three months ended March 31, 2014 our financing activities provided net cash of $3.4 million, attributed to net proceeds from our term loan with SVB, offset in part by the repayment of existing equipment loans. Our financing activities in the year ended December 31, 2012 provided net cash of $0.2 million, compared to $8.7 million during the year ended December 31, 2013. Financing activities in 2012 consisted of proceeds from the first closing on our shareholder notes payable. Financing activities in 2013 consisted of the net proceeds from our issuance of 7.3 million shares of Series B redeemable convertible preferred stock, stockholder notes payable and our bank credit facility.

Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	fluctuations in our gross margin and negative operating margin;

•	our ability to generate sales including the commercial success of IDgenetix testing services;

•	fluctuations in working capital;

•	the costs to sponsor or co-sponsor IDgenetix-guided clinical studies as part of our strategy to target institutional healthcare providers;

•	the costs to expand our sales, marketing and customer service capabilities;

•	the costs of product development initiatives, including expanding our IDgenetix test portfolio;

•	the additional costs we may incur as a result of operating as a public company;

•	the extent to which we acquire or invest in new businesses, products or technologies, or expand internationally.

Until such time, if ever, as we can generate more substantial revenue, we may be required to finance our cash needs through equity or debt financings or through collaborations or partnerships with other companies. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. If we are unable to raise additional funds through equity, debt financings, or through collaborations or partnerships with other companies when needed, we may be required to delay, limit, reduce or terminate our commercialization and product development efforts.

Results of Operations

Comparison of the Three Months Ended March 31, 2013 and 2014

	Three Months Ended March 31,		Dollar Change	% Change
	2013	2014
	(unaudited)
	(in thousands)
Revenue:
Diagnostic testing	$—	$1,432	$1,432
Research services and other	1,964	1,461	(503)	(26)%

Total revenue	1,964	2,893	929	47%
Cost of revenue:
Diagnostic testing	—	298	298
Research services and other	1,287	1,136	(151)	(12)%

Total cost of revenue	1,287	1,434	147	11%

Gross profit	677	1,459	782	116%
Operating expenses:
Research and development	260	701	441	170%
Sales and marketing	350	1,476	1,126	322%
General and administrative	515	1,391	876	170%

Total operating expenses	1,125	3,568	2,443	217%

Loss from operations	(448)	(2,109)	(1,661)	371%
Interest expense and other income, net	(13)	(23)	(10)	77%

Net loss	$(461)	$(2,132)	$(1,671)	362%

Revenue

Our revenue is derived from our IDgenetix diagnostic testing, research services and license payments. Our revenue and samples processed were as follows (in thousands):

	Three Months Ended March 31,		Change	Percentage Change
	2013	2014
	(unaudited)
Revenue:
Diagnostic testing	$—	$1,432	$1,432
Research services and other	1,964	1,461	(503)	(26%)

Total	$1,964	$2,893	$929	47%

% of Revenue:
Diagnostic testing	—%	49%
Research services and other	100%	51%

Total	100%	100%

Total IDgenetix samples processed	—	1,724	1,724

Our diagnostic testing revenue for the three months ended March 31, 2014 was $1.4 million, attributable to the commercial launch of our IDgenetix test portfolio in October 2013, and represented 49% of our total revenue. We expect that revenue from diagnostic testing will continue to increase in absolute dollars and as a percentage of our revenue for the remainder of 2014 and beyond.

A relatively small number of contract sales organizations and distributors generate a significant percentage of our diagnostic testing revenue. For the three months ended March 31, 2014, two of our contract sales organizations generated 60% and 29% of our diagnostic testing revenue, respectively. In addition, a relatively small number of third-party payors comprises the majority of our IDgenetix test revenue. Medicare comprised 92% of our diagnostic testing revenue for the three months ended March 31, 2014.

Our research services and other revenue decreased $0.5 million, or 26%, during the three months ended March 31, 2014 as compared to the same period in 2013. This decrease is primarily due to timing of performing services and one significant contract completed during the three months ended March 31, 2013. Our research services and other revenue has historically fluctuated from period to period and likely will continue to fluctuate in the future based upon the timing and composition of funding under existing and future agreements, as well as our partners’ clinical trial and regulatory approval timelines.

For the three months ended March 31, 2013, revenue from one customer represented 41% of our research services and other revenue. During the three months ended March 31, 2014, revenue from our four largest customers represented 12%, 11%, 11% and 10%, respectively, of research services and other revenue.

Cost of Revenue

Our cost of revenue increased $0.1 million, or 11%, during the three months ended March 31, 2014 as compared to the same period in 2013. This increase is attributable primarily to the commercial launch of our IDgenetix test portfolio in October 2013. We established technological feasibility in October 2013, and materials that were purchased prior to October 2013 were previously expensed to research and development but were consumed in commercial operations in 2013.

Our gross profit increased $0.8 million during the three months ended March 31, 2014 as compared to the same period in 2013, and our gross margin improved from 34% to 50%. This improvement is attributable to both efficiencies in our research services operating costs and sales from our IDgenetix tests, which typically have higher margins than our research services and other revenue.

Many of the consumable supplies and reagents used as raw materials in our IDgenetix testing process are procured from a limited number of suppliers, some of which are sole-source. Two suppliers accounted for approximately 43% and 13%, respectively, of our materials purchases for three months ended March 31, 2014.

Research and Development

Our research and development expenses increased $0.4 million, or 170%, during the three months ended March 31, 2014 as compared to the same period in 2013. This increase was primarily due to increased personnel, materials and other costs we incurred to advance the development, commercialization and expansion of our IDgenetix test portfolio.

Sales and Marketing

Our sales and marketing expenses increased $1.1 million, or 322%, during the three months ended March 31, 2014 as compared to the same period in 2013. The increase was driven primarily by the following costs associated with the commercialization of our IDgenetix test portfolio:

•	sales commissions to our distributors and contract sales organizations;

•	personnel-related costs related to the establishment of our customer service and marketing functions; and

•	direct marketing expenses and consulting costs.

General and Administrative

Our general and administrative expenses increased $0.9 million, or 170%, during the three months ended March 31, 2014 as compared to the same period in 2013. This increase is primarily attributable to costs related to expanding our executive, regulatory, finance and accounting, human resources and legal functions, consisting primarily of personnel-related costs, audit and legal expenses, outside services and consulting costs. We expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and NASDAQ, additional insurance expenses, investor relations activities and other administrative and professional services.

Comparison of the Years Ended December 31, 2012 and 2013

	Year Ended December 31,		Dollar Change	% Change
	2012	2013
	(in thousands)
Revenue:
Diagnostic testing	$—	$196	$196
Research services and other	6,915	7,150	235	3%

Total revenue	6,915	7,346	431	6%
Cost of revenue:
Diagnostic testing	—	101	101
Research services and other	4,772	4,663	(109)	(2)%

Total cost of revenue	4,772	4,764	(8)	0%

Gross profit	2,143	2,582	439	20%
Operating expenses:
Research and development	777	1,733	956	123%
Sales and marketing	1,555	1,842	287	18%
General and administrative	1,405	3,092	1,687	120%

Total operating expenses	3,737	6,667	2,930	78%

Loss from operations	(1,594)	(4,085)	(2,491)	156%
Interest expense and other income, net	9	27	18	200%

Net loss	$(1,585)	$(4,058)	$(2,473)	156%

Revenue

Our revenue are derived from our IDgenetix diagnostic testing, research services and license payments. Our revenue and samples processed were as follows (in thousands):

	Year Ended December 31,		Dollar change	% Change
	2012	2013
Revenue:
Diagnostic testing	$—	$196	$196
Research services and other	6,915	7,150	235	3%

Total	$6,915	$7,346	$431	6%

% of Revenue:
Diagnostic testing	—%	3%
Research services and other	100%	97%

Total	100%	100%

Total IDgenetix samples processed	—	348	348

Our diagnostic testing revenue for the year ended December 31, 2013 was $0.2 million, attributable to the commercial launch of our IDgenetix test portfolio in October 2013, and represented 3% of our total revenue. We expect that revenue from diagnostic testing will continue to increase in absolute dollars and as a percentage of our revenue for the remainder of 2014 and beyond.

For the year ended December 31, 2013, two of our contract sales organizations generated 66% and 26% of our diagnostic testing revenue, respectively. Medicare comprised 96% of our diagnostic testing revenue for the year ended December 31, 2013.

Our research services and other revenue increased $0.2 million, or 3%, during the year ended December 31, 2013 as compared to the same period in 2012. This increase was primarily attributable to increased volume in research services activity offset by a reduction in license revenue from 2012. Our research services and other revenue has historically fluctuated from period to period and likely will continue to fluctuate in the future based upon the timing and composition of funding under existing and future agreements, as well as our partners’ clinical trial and regulatory approval timelines.

For the year ended December 31, 2012, revenue from two customers represented 13% and 10% of our research services and other revenue, respectively. For the year ended December 31, 2013, revenue from three customers represented 22%, 12% and 11% of our research services and other revenue, respectively.

Cost of Revenue

Our cost of revenue remained relatively flat from 2012 to 2013, even as our revenue levels increased, and our gross profit increased by $0.4 million. Our gross margin increased from 31% to 35%, attributable to higher realization on our research services revenue, and, to a lesser extent, contribution from our IDgenetix tests which we launched commercially in October 2013. We established technological feasibility in October 2013, and materials that were purchased prior to October 2013 were previously expensed to research and development but were consumed in commercial operations in 2013.

Two suppliers accounted for approximately 54% and 12%, respectively, of our materials purchases for the year ended December 31, 2013.

Research and Development

Our research and development expenses increased $1.0 million, or 123%, from 2012 to 2013. This increase was primarily due to increased personnel, materials and other costs we incurred to advance the development, commercialization and expansion of our IDgenetix test portfolio.

Sales and Marketing

Our sales and marketing expenses increased $0.3 million, or 18%, from 2012 to 2013. We only recently began to incur expenses related to the commercial sales of IDgenetix in late 2013. We expect our sales and marketing cost to increase in the future, driven primarily by the following costs associated with the commercialization of our IDgenetix test portfolio:

•	sales commissions to our distributors and contract sales organizations;

•	personnel-related costs related to the establishment of our customer service and marketing functions; and

•	direct marketing expenses and consulting costs.

General and Administrative

Our general and administrative expenses increased $1.7 million, or 120%, from 2012 to 2013. This increase is primarily attributable to costs related to expanding our executive, regulatory, finance and accounting, human resources and legal functions, consisting primarily of personnel-related costs, audit and legal expenses, outside services and consulting costs. We expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and NASDAQ, additional insurance expenses, investor relations activities and other administrative and professional services.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue and expenses during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our audited consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements and understanding and evaluating our reported financial results.

Revenue Recognition

We recognize revenue when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured.

Diagnostic Testing Revenue

We generally bill third-party insurance providers upon generation and delivery of an IDgenetix test result to the ordering physician following completion of a test, and we recognize revenue upon delivery of the test results to the ordering physician when the above criteria have been met, based upon one or all of the following: (1) We have an established payment history with the payer; (2) we have a contractual arrangement with the payer; or (3) as in the case of Medicare, the payer has published data on approved reimbursement rates for our IDgenetix tests. To date, we recognize revenue when tests results are delivered for Medicare patients based on amounts allowed by the Center for Medicare and Medicaid Services, or CMS, National Laboratory Fee Schedule for services provided as defined by the Common Procedural Terminology, or CPT, codes. We received our authorized Medicare National Provider Identification number, or NPI, in November 2013.

For those tests completed for which the above criteria have not been met at the time the test results are delivered, we recognize revenue on a cash basis, as the fee is not considered fixed and determinable and we cannot reliably estimate the amount that will be ultimately collected. We assume the benefits and risk of collection with the third-party payors. Patients may also have out-of-pocket costs for amounts not covered by their insurance carriers, and we bill the patient directly for these amounts in the form of co-pays and deductibles in accordance with their insurance carrier and health plans. Some payors may not cover the IDgenetix tests as ordered by the physician under their reimbursement policies. Consequently, we pursue reimbursement on a case-by-case basis. We will continue to recognize diagnostic testing revenue upon cash collection for non-Medicare payors until we can reliably estimate the amount that is fixed and determinable and that will be ultimately collected.

Research Services and Other Revenue

We regularly enter into contracts where revenue is derived from multiple elements including assay development and sample testing services. The delivery of these services is within a short time from the contract execution date; however, delivery may vary based on the complexity of the deliverable. Revenue recognition for contracts with multiple elements is based on the individuals units of accounting determined to exist in the contract. A delivered item is considered a separate unit of accounting when the delivered item has value to the customer on a stand-alone basis.

We allocate revenue at the inception of the agreement to all deliverables based on their relative selling price. The relative selling price for each deliverable is determined using vendor specific objective evidence, or VSOE, of selling price or third-party evidence of selling price if VSOE does not exist. If neither VSOE nor third-party evidence of selling price exists, we use our best estimate of the selling price for the deliverable. We have determined that assay development and sample testing each have stand-alone value due to the fact that such services have been sold separately. Revenue for assay development services is recognized upon acceptance by customers in instances where final acceptance of the assay is required. Revenue for sample testing services is recognized when earned, which is generally at the time the sample testing results data is made available for delivery to the customer or agreed-upon performance conditions are met. Due to the customized nature of each assay development, we have not established a selling price using VSOE or third-party evidence. Given the lack of VSOE and third-party evidence, we rely upon prices set by management. These prices are generally based on an estimate of the amount of time and materials required to perform the services, plus a reasonable profit margin.

We also enter into agreements to license certain technology rights on an exclusive or nonexclusive basis in exchange for license fees and/or royalties. When a payment is specifically tied to a separate earnings process, revenue is recognized when the specific performance obligation associated with the payment is completed.

Cash received in advance of services being performed is recorded as deferred revenue and recognized as revenue when services are performed over the applicable term of the agreement.

Stock-Based Compensation

Stock-based compensation expense for awards with time-based vesting criteria is recognized as expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. For awards with performance-based vesting criteria, we assess the probability of the achievement of the performance conditions at the end of each reporting period and recognize the share-based compensation costs when it becomes probable that the performance conditions will be met.

Valuation of Stock Options under the 2008 Equity Incentive Plan

We estimate the fair value of stock option awards on the date of grant using assumptions about volatility, expected life of the awards, risk-free interest rate, and dividend yield rate. The expected volatility in this model is based on an analysis of our publicly traded peers. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time awards are granted, based on maturities which approximate the expected life of the options. The expected life of the options granted is estimated using the historical exercise behavior of employees and an analysis of our peers. The expected dividend rate takes into account the absence of any historical payments and our intention to retain all earnings for future operations and expansion.

The weighted average assumptions used in the Black-Scholes option pricing model to determine the fair value of the employee stock option grants were as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2014
			(unaudited)
Expected volatility	56.4%	69.1% - 71.8%	71.3% - 72.0%
Dividend yield	0%	0%	0%
Risk-free interest rate	0.9% - 1.8%	1.9% - 2.1%	1.9% - 2.0%
Expected term in years	6.1	6.1 - 6.3	6.0 - 6.1

There were no options granted during the three months ended March 31, 2013.

Valuation of Merger Consideration for Acquisition of IDGenetix, Inc.

In connection with our acquisition of IDGenetix, Inc., we issued an aggregate of 3.8 million restricted shares of common stock, or the Merger Consideration Stock Awards, and warrants to purchase 1.9 million shares of common stock, or the Merger Consideration Warrants, to the three stockholders of IDGenetix, Inc., who became our executive officers after the closing of the merger. We collectively refer to the Merger Consideration Stock Awards and the Merger Consideration Warrants as the Merger Consideration. The Merger Consideration is subject to defined service and performance criteria.

In accordance with ASC Topic No. 718, “Stock Compensation,” we account for the Merger Consideration as post-combination compensation. Twenty-five percent of the Merger Consideration is recognized on a straight-line basis over the service period. The remaining 75% is subject to the achievement of defined revenue and EBITDA performance conditions for which we estimate the Merger Consideration expected to vest at each reporting period, and we expense the aggregate value (based upon the per share value determined at the valuation date) over the remaining performance period, also through December 31, 2015. Pursuant to the original merger agreement, upon the occurrence of a liquidity event, initially defined to be the sale of our company or substantially all of our assets, all of the Merger Consideration held in escrow will be released. In June 2014, the merger agreement was amended to revise the definition of liquidity event to include the completion on an initial public offering, or IPO. As a result, upon either the sale of our company or an IPO, all of the Merger Consideration held in escrow will be released and all related unrecognized share-based compensation expense will be accelerated at that time.

The initial grant date fair value of Merger Consideration Stock Awards and Merger Consideration Warrants was determined to be $0.17 per share and $0.03, respectively, at the close of the merger on May 30, 2013, representing an aggregate fair value of approximately $0.7 million. As of December 31, 2013 and March 31, 2014, there was approximately $0.7 million and $0.6 million of unrecognized stock-based compensation expense, respectively, related to the Merger Consideration.

We determined the fair value of the Merger Consideration using a hybrid method to allocate the equity value of our company to the common shares and warrants based on our capital structure. The assumptions used in these valuation models included: (1) management’s revenue projections; (2) probability and timing of various liquidity event dates; (3) weighted-average cost of capital that included the addition of a company specific risk premium to account for uncertainty associated with us achieving future cash flows; (4) selection of appropriate market comparable transactions and multiples; (5) expected volatility; and (6) risk-free rate.

Under ASC No. 718, we will account for the June 2014 amendment to the merger agreement as a modification to the Merger Consideration. The modification results in incremental stock-based compensation expense of up to $6.1 million, which will be recorded upon the completion of an IPO.

Determination of the Fair Value of Common Stock

Because our common stock is not currently publicly traded, our board of directors, with the assistance of management, uses significant judgment to estimate the fair value of our common stock. Following the closing of this offering, the fair value of our common stock will be determined based on the closing price of our common stock on NASDAQ.

The following table summarizes by grant date the number of shares of common stock underlying stock options granted from January 1, 2013 through the date of this prospectus, as well as the associated per share exercise price and the estimated fair value per share of our common stock on the grant date:

Grant Date	Number of Common Shares Underlying Options Granted	Exercise Price Per Common Share	Assessed Fair Value Per Common Share for Financial Accounting Purposes	Intrinsic Value per Share at Date of Grant
May 6, 2013	9,500	$0.57	$0.17	$—
December 16, 2013	459,500	$0.36	$0.71	$0.35
February 19, 2014	42,750	$0.36	$1.86	$1.50
February 24, 2014	1,500	$0.36	$1.86	$1.50
June 30, 2014	255,750	$2.31	$2.31	$—

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations using the Black-Scholes option pricing model, or OPM. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, with input from management and utilization of an independent third-party valuation consultant. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date, our board of directors considered various objective and subjective factors, along with input from management, to determine the fair value of our common stock, including:

•

the prices of our redeemable convertible preferred stock, and the rights, preferences and privileges of our redeemable convertible preferred stock as compared to those of our common stock, including the liquidation preferences of our redeemable convertible preferred stock;

•	our results of operations, financial position and achievement of enterprise milestones;

•	the composition of, and changes to, our management team and board of directors;

•	the lack of marketability of our common stock as a private company;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	external market conditions affecting the life sciences and biotechnology industry sectors;

•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an IPO or a sale of our company, given prevailing market conditions; and

•	the conclusions of contemporaneous valuations of our common stock by an unrelated valuation specialist

In addition to the above factors, as part of its assessment of the fair value of our common stock for purposes of making stock option grants, our board of directors considered appraisals of the value of our common stock as of December 31, 2011, May 31, 2013, September 30, 2013, December 31, 2013, March 31, 2014 and June 15, 2014 which were prepared by an independent third-party valuation consultant using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Aid. The AICPA Practice Aid prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock.

For each valuation date through December 31, 2013, we determined the fair value of our common stock by using the OPM method. We adjusted our estimates of fair value between valuation periods based upon changes in overall market conditions, revenue projections, and achievement of milestones. In connection with our preparation of the 2013 audited financial statements, in light of the increase in our enterprise value indicated by the integration of IDgenetix, and successful launch of our diagnostic services, we reassessed the fair value of our common stock during 2013 on a retrospective basis for financial reporting purposes. Our retrospective assessment involved updating the inputs into our valuation model. As a result, we concluded that the fair value of our common stock solely for accounting purposes had increased from $0.36 per share at December 16, 2013 and February 19, 2014 to $0.71 per share.

Beginning with the March 31, 2014 valuation, we began to utilize a hybrid method to determine the fair value of our common stock, which incorporated use of both the probability-weighted return methodology, or PWERM, and the OPM due to the increased probability of an IPO or other liquidity event given our recent successful launch of our diagnostic services and its continued market acceptance in early 2014. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class. In the hybrid method, the OPM is used to estimate the allocation of value within one or more of PWERM scenarios. The hybrid method can be a useful alternative to explicitly modeling all PWERM scenarios in situations when we have transparency into one or more near-term exits but is unsure about what will occur if the current plans fall through. The hybrid model was selected at this time for the reasons described above, including our plans relating to this offering.

Under the hybrid method, the OPM was used to allocate the equity value considering the probability that an IPO or other liquidity event does not occur in the near-term. Under this scenario, private transactions in our Series B redeemable convertible preferred stock and a revenue multiple analyses were utilized to determine the fair value of our company. This value was then allocated using an OPM to determine the fair value of our shares under this scenario. The PWERM scenarios in the hybrid method consider multiple exit, or liquidity, events. The estimated time to liquidity was based on the probability weighted time of a liquidity event considering these scenarios.

March 2014 Valuation

The common stock valuation was $1.86 per share at March 31, 2014, an increase of $1.15 per share from the reassessed fair value as of December 2013. Between December 2013 and March 2014, we continued to see an increase in market acceptance of our diagnostic services resulting in an increased probability of an IPO or other liquidity event within a shorter time horizon. For our March 31, 2014 valuation, we assessed the time to a liquidity event to have decreased from 2.0 years as of December 31, 2013 to 0.5 – 1.0 years as of March 31, 2014 with our estimates of possible future scenarios being 5% probability of an IPO within 0.5 years, 5% probability of an IPO within in 1.0 year, 10% probability of a sale of the company within 1.0 year and 80% probability of staying private.

June 2014 Valuation

The common stock valuation was $2.31 per share at June 15, 2014, an increase of $0.45 per share from the third-party valuation at March 31, 2014. Between March 31, 2014 and June 15, 2014, we continued to see significant growth of our diagnostic services resulting in our assessment of continued increase in the likelihood of an IPO or other liquidity event. For our June 15, 2014 valuation, we assessed the time to a liquidity event to have decreased from 0.5 – 1.0 years as of March 31, 2014 to 0.38 – 0.79 years as of June 15, 2014 with our estimates of possible future scenarios being 7.5% probability of an IPO within 0.38 years, 7.5% probability of an IPO within in 0.79 years, 15% probability of a sale of the company within 0.79 years and 70% probability of staying private.

Significant assumptions for each valuation include:

	Common Stock Value(1)	Volatility(2)	Risk-Free Rate	Years to Exit	Weighted- Average Cost of Capital	Discount for Lack of Marketability
December 31, 2012	$0.56	72.7%	0.36%	3.0	25%	46.3%
May 31, 2013	$0.17	60.0%	0.41%	2.5	30%	30.0%
September 30, 2013	$0.51	61.0%	0.33%	2.0	30%	30.0%
December 31, 2013	$0.71	70.0%	0.38%	2.0	30%	30.0%
March 31, 2014(3)	$1.86	70.0%	0.29%	0.5 to 1.0	30%	15.0% to 30.0%
June 15, 2014(3)	$2.31	70.0%	0.29%	0.4 to 1.0	30%	15.0% to 30.0%

(1)	Common stock value for all periods in 2013 is presented giving effect to the number of shares and warrants issued in connection with our merger with IDGenetics, Inc. to the extent that such shares and warrants are expected to vest pursuant to the service and performance conditions defined in the merger agreement.
(2)	The computation of expected volatility is based on the historical volatility of a representative group of public diagnostics and life sciences companies with similar characteristics.
(3)	Derived by using OPM and PWERM in a hybrid method using multiple scenarios.

Warrants Liability

We have issued warrants to purchase up to 150,000 shares of our Series B redeemable convertible preferred stock at an exercise price of $1.00 per share. These warrants are classified as liabilities in the accompanying balance sheets, as the terms for redemption of the underlying security are outside our control. The warrants are recorded at fair value using OPM. As of March 31, 2014, these warrants were valued at $0.76 per share. We re-measure the fair value of these warrants at each financial reporting date with any changes in fair value being recognized in other income (expense), a component of other income (expense), in the accompanying statements of operations.

We will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants to purchase redeemable convertible preferred stock, conversion of redeemable convertible preferred stock into common stock (including upon completion of this offering), or until holders of the redeemable convertible preferred stock can no longer trigger a deemed liquidation event. Upon the closing of this offering, these warrants will convert into warrants to purchase common stock, and the warrants liability will be adjusted to fair value in the consolidated statements of comprehensive loss with the final fair value reclassified to additional paid-in capital.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements (as defined by applicable regulations of the SEC) that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. We had no material purchase commitments at December 31, 2013 or March 31, 2014.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2013:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
	(in thousands)
Operating leases(1)	$1,053	$276	$578	$199	$—
Principal payment on debt obligation	1,391	344	1,047	—	—
Working capital line of credit	1,200	1,200	—	—	—
Interest and fees on debt obligation	120	62	58	—	—

Total	$3,764	$1,882	$1,683	$199	$—

(1)	In August 2009, we entered into a sublease agreement with Ajinomoto Althea Technologies, Inc. pursuant to which we sublease approximately 18,500 square feet for our operations in San Diego, California. The lease is subject to charges for common area maintenance and other costs. The sublease had an initial expiration of August 31, 2017, but was amended in April 2014 to expire on April 1, 2015. The sublease provides for escalating rent payments. Rent expense is recorded on a straight line basis over the lease. After giving effect to the amendment in April 2014 which revised the expiration to April 2015, total future annual minimum lease payments at December 31, 2013 under the amended sublease would have been $347,000. Rent expense was $0.3 million for each of the years ended December 31, 2012 and 2013 and $68,000 for the three months ended March 31, 2014.

In March 2014, we entered into the amended LSA with SVB, which allows us to borrow up to $10.0 million under two term loans of $5 million each, and up to an additional $5.0 million under a working capital revolving credit line, based upon eligible accounts receivable. Concurrent with the execution of the LSA, we borrowed $5.0 million under one of the term loans. Future annual minimum payments under the term loan are set forth below (in thousands):

2014	$315
2015	1,921
2016	2,224
2017	1,483

Total minimum payments	5,943
Less amounts representing interest	(943)

Face value of long term debt	$5,000

In April 2014, we signed a lease agreement for 69,808 square feet of new office and laboratory space in San Diego for a term of 84 months, commencing upon completion of tenant improvements, which is expected in early 2015. Upon lease commencement, rent will be approximately $213,000 per month (reduced to approximately $106,500 pursuant to a partial rent abatement), which includes both base rent and tenant improvement allowances. The rent will be increased by 3% on each annual anniversary of the first day of the first full month during the lease term. The lease agreement allows for a 24-month partial abatement period starting with the first month of the lease, during which time the monthly rent shall be reduced by 50%. The lease provides us with two consecutive options to extend the term of the lease for five years each, which may be exercised with no more than 12 months and no less than nine months prior written notice. In the event we choose to extend the term of the lease, the minimum monthly rent payable for the additional term will be determined according to the then-prevailing market rate. We plan to relocate all of our operations to this new facility in 2015. In addition to the new lease, we entered into an agreement with the landlord to occupy approximately 7,500 square feet of temporary office space adjacent to the site of the new building, free of charge, until we take occupancy of the new space.

Future annual minimum lease payments under the new lease are set forth below (in thousands):

2014	$—
2015	2,555
2016	2,631
2017	2,714
2018	2,790
Thereafter	8,880

$19,570

Related Party Transactions

For a description of our related party transactions, see “Certain Relationships and Related Person Transactions.”

JOBS Act

In April 2012, the JumpStart Our Business Startups Act of 2012, or the JOBS Act, was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision not to take advantage of the extended transition period is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (3) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (4) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, and the International Accounting Standards Board, or IASB, jointly issued Accounting Standards Update, or ASU No. 2014-09 Revenue from Contracts from Customers, which supersedes the revenue recognition requirements in ASC 605, “Revenue Recognition.” ASU 2014-09 is a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under GAAP and International Financial Reporting Standards. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under current authoritative guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

The standard is effective for public entities for annual and interim periods beginning after December 15, 2016. There is a one-year deferral for nonpublic companies, but some companies that consider themselves private may have to follow the public company effective date if they meet certain requirements. Early adoption is not permitted under GAAP, but nonpublic companies may adopt the new standard as of the public entity effective date. We are currently evaluating the financial statement impact of the new revenue recognition standard.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” a new accounting standard update on the financial statement presentation of unrecognized tax benefits. The new guidance provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance became effective for the Company on January 1, 2014 and it should be applied prospectively to unrecognized tax benefits that exist at the effective date with retrospective application permitted. We are currently assessing the impact of this new guidance.

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” new disclosure guidance related to the presentation of the Statement of Comprehensive Income. This guidance requires the disclosure of the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. We adopted this accounting standard for the accounting year ended December 31, 2013. The adoption did not have any impact on our financial position or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our cash and cash equivalents as of March 31, 2014 consist of cash deposits at a financial institutions. We are exposed to market risk related to fluctuations in interest rates and market prices. Our primary exposures to market risk are the rate at which we can borrow capital and interest income sensitivity, both of which are affected by changes in the general level of U.S. interest rates. However, because our existing long-term debt bears interest at a fixed rate and we are not required to make any future borrowings, a sudden change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operation.

Effects of Inflation

We do not believe that inflation and changing prices had a significant impact on our results of operations for any periods discussed above.

Internal Control Over Financial Reporting

Pursuant to Section 404(a) of the Sarbanes-Oxley Act, commencing the year following our first annual report required to be filed with the SEC, our management will be required to report on the effectiveness of our internal control over financial reporting. To comply with the requirements of being a reporting company under the Exchange Act, we may need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting and finance staff.

BUSINESS

Overview

We are a commercial stage molecular diagnostics company specializing in the field of pharmacogenetics, or PGx. IDgenetix, our PGx product testing portfolio, enables personalized therapeutic decisions for patients suffering from some of the most prevalent clinical conditions in the United States, including cardiovascular disease, neuropsychiatric disorders and pain. Our proprietary algorithm-based bioinformatic platform and PGx product testing portfolio are intended to serve as a tool to assist healthcare providers in identifying optimal drugs for their patients as well as dosing guidelines based on a patient’s genetic make-up, current prescription regimen and other key factors. IDgenetix is designed to enable healthcare providers to make timely and evidence-based decisions, which we believe can reduce the overall cost of patient care by reducing adverse events, optimizing patients’ overall therapeutic regimen and helping to achieve a faster therapeutic response.

In 2013, the U.S. healthcare system spent in excess of $260 billion on prescription drugs and that amount is expected to exceed $450 billion in 2022. Nearly 50% of the U.S. population, and almost 90% of people 65 years and over, take at least one prescription drug and more than 10% of the U.S. population, and almost 40% of people 65 years and over, take five or more prescription drugs, which we refer to as polypharmacy. We estimate that the overall potential market opportunity for IDgenetix is greater than 150 million patients in the United States, representing the number of people that take at least one prescription drug, which includes the more than 30 million people who are polypharmacy.

We believe there are significant health concerns and unnecessary costs associated with the trial-and-error manner in which physicians prescribe drugs, without prior knowledge of an individual patient’s genetic profile. There are an estimated 100,000 deaths and more than two million serious adverse reactions attributable to prescription drug use in the United States each year, at a cost to the healthcare industry that exceeds $136 billion annually. It has been estimated that genetics can account for up to 95% of variability in drug disposition and effects and as much as 40-60% of adverse drug reactions. We believe IDgenetix can improve clinical outcomes and reduce the overall cost of prescription drugs by enabling better drug selection, earlier favorable results, and lower occurrence of adverse events.

In October 2013, we commercially launched IDgenetix in the United States. Since launch and through March 31, 2014, we completed IDgenetix tests for more than 2,000 patient samples, of which more than 1,700 samples were completed in the quarter ended March 31, 2014. IDgenetix examines genes involved in both the metabolism and pharmacological activity of numerous drugs. It provides physicians with information on the functionality of critical metabolic enzymes and key biological drug targets, where applicable, for each patient. In addition, our algorithm screens for unfavorable metabolic interactions resulting from multiple prescription drugs, over-the-counter drugs and herbal supplements, and environmental and dietary factors that may significantly alter the metabolism of certain drugs. We currently offer 13 tests in the therapeutic areas of cardiovascular disease, neuropsychiatric disorders and pain, and we are developing additional tests/offerings in the therapeutic areas of HIV, neurology and rheumatology.

We designed IDgenetix to provide a comprehensive PGx test offering to best meet the needs of our target customers such as long-term and post-acute care facilities, government facilities, integrated delivery networks, or IDNs, and managed care organizations. These institutional healthcare providers require broad PGx testing capabilities to manage a large and diverse patient population, with patients often suffering from multiple clinical conditions. These customers often operate under fixed-fee-per-patient or fixed-fee-per-procedure arrangements and are searching for ways to improve clinical outcomes at the lowest possible cost. In addition, IDgenetix addresses the needs of physicians across multiple specialties, such as cardiologists, general practitioners, obstetricians and neurologists.

In addition to IDgenetix, we provide research and development services, primarily in oncology, to numerous biopharmaceutical partners. We use our expertise in next-generation sequencing, or NGS, and our computational biology and information technology capabilities to analyze subject samples from preclinical through clinical development. We are validating a number of companion diagnostic test assays in late stage clinical trials.

We believe that IDgenetix will have commercial success due to the following factors:

Significant market need for personalized, genetic based information in treating patients.    There is a significant need to address the current trial-and-error method of prescribing drugs and reduce healthcare costs due to drug-related adverse events and over-prescribing practices. We believe the use of IDgenetix can address both physician and patient needs as well as the financial burden of the current trial-and-error method of prescribing drugs. Government agencies also acknowledge the importance of PGx. For example, the U.S. Food and Drug Administration, or FDA, has required, for certain drugs, the incorporation of PGx information into drug labeling and currently recommends genetic testing for patients taking a subset of these drugs. Additionally, the National Institutes of Health, or NIH, has established the Clinical Pharmacogenetics Implementation Consortium, or CPIC, guidelines intended to assist healthcare providers in translating laboratory genetic test results into actionable prescribing decisions for specific drugs.

Broad test portfolio that comprehensively identifies information that will enable decisions to improve patient outcomes.    IDgenetix tests are designed to evaluate genes encoding critical metabolic enzymes and key biological drug targets, where applicable, for which clinical data exists. IDgenetix examines clinically significant gene duplication and deletion events and covers 80 genetic mutations in 16 different genes, which we believe is the most comprehensive offering on the market today. We continue to enhance IDgenetix by updating our proprietary algorithm as well as evaluating additional genes to incorporate into our tests. We believe this is a competitive advantage as institutional healthcare providers require broad PGx testing capabilities to manage a large and diverse patient population, with patients often suffering from multiple clinical conditions.

Speed and ease of use for routine clinical practice.    The IDgenetix process, from order initiation and sample acquisition through report delivery and availability of our genetic counseling team, enables healthcare providers to obtain and interpret the information we provide in a convenient and simple manner. Patient samples are easily collected via a cheek swab and sent to our laboratory for analysis. Once received, our proprietary laboratory workflow and bioinformatic algorithm enable us to detect, interpret and report clinically relevant information to healthcare providers, generally within 48 hours of sample receipt. Our concise, easy-to-interpret reports and analysis provide healthcare providers with actionable information on therapeutic options regarding drugs and dosing for their patients, based upon the complex genetic, pharmacological and environmental analysis performed by our algorithm.

Healthcare cost reduction.    We provide healthcare providers a tool that enables them to make decisions regarding treatment that may result in the elimination, replacement, supplementation or revision of dosing regimens for prescribed drugs, fewer adverse events and faster therapeutic response. We believe this can reduce overall treatment costs, a particular concern for healthcare providers operating under fixed-fee-per-patient or fixed-fee-per-procedure arrangements who are searching for ways to improve clinical outcomes at the lowest possible cost.

Clinical studies supporting the use of PGx testing.    There are more than 5,000 published studies on the use of PGx testing in a clinical setting. For example, there have been several publications linking the CYP2C19 gene to the use of clopidogrel (marketed by Bristol-Myers Squibb under the name Plavix) anticoagulant therapy, including meta-analysis studies totaling more than 150,000 patients. We believe that further studies will increase awareness and drive adoption of PGx testing, and help establish PGx testing as a standard of care in drug selection.

Our Industry

PGx Testing Overview

Pharmacogenetics is the study of how the actions of, and reactions to, drugs vary with a patient’s genetic composition. It has been estimated that genetics can account for up to 95% of variability in drug disposition and effects. Genetics can influence both the pharmacokinetics, or the body’s impact on a drug, and pharmacodynamics, or a drug’s impact on the body, of a patient’s drug response. The safety and efficacy profile of drugs is often measured across a general population. However, genetic variation between individuals can lead to critical differences in the way they respond to the same drug. PGx testing involves the analysis of specific genes within an individual in order to help determine the suitability of a drug for that individual, thus potentially mitigating the risk and cost of ineffective therapeutic outcomes and adverse drug events.

Clinical observations regarding differences in drug response have been made since the 1950s. Since then the identification of specific genes that influence drugs’ pharmacokinetics and pharmacodynamics have increased the clinical relevance of PGx testing. Over the past several years, there has been increased awareness around the variability of response to prescription drugs and the utility of PGx testing. This has resulted in recent momentum supporting PGx testing, namely in the inclusion of PGx information in certain drug labeling and CPIC clinical guidelines specific to PGx.

The FDA has introduced specific language in drug labels in reference to genetic testing for situations in which a drug can cause serious undesirable effects compared to the potential benefit from the drug. PGx drug labels may warn against a serious adverse reaction that can be prevented, reduced in frequency or reduced in severity by genetic evaluation of a patient and proper use of the drug. Since 2004, the FDA has issued more than 130 drug labels referencing PGx testing, including numerous black box warning labels related to genetic biomarkers, and the identification of individuals as slow or rapid metabolizers of specific drugs.

In 2009, the NIH established CPIC to address some of the barriers to implementation of PGx tests into clinical practice. CPIC provides guidelines intended to assist healthcare providers to translate laboratory genetic test results into actionable prescribing decisions for specific drugs. A key assumption underlying the CPIC guidelines is that high-throughput and pre-emptive (pre-prescription) PGx testing will become more widespread and that doctors will have patients’ genetic information available even if they have not explicitly ordered a test with a specific drug in mind. Since inception, CPIC has issued multiple clinical guidelines for specific drugs across many therapeutic areas including statins, anti-depressants, anti-coagulants and analgesics.

Overall Market Opportunity

According to the CDC, from 2007 to 2010, 48.5% of the U.S. population was on at least one prescription drug and 10.6% was on five or more prescription drugs. In the United States, 89.7% of people 65 years and over were on at least one prescription drug and 39.7% were on five or more prescription drugs. This population is projected to increase to more than 88 million people by 2015, according to the U.S. Census Bureau. Institutional healthcare providers, such as long-term and post-acute care facilities, government facilities, IDNs and managed care organizations, tend to have a higher proportion of patients that are 65 years and over or are on multiple prescription drugs. As such, we believe institutional healthcare providers represent a key market opportunity for IDgenetix testing.

In 2013, the U.S. healthcare system spent in excess of $260 billion on prescription drugs and that amount is expected to exceed $450 billion by 2022, according to the centers for Medicare and Medicaid Services, or CMS. In addition to increased spending on prescriptions, there are an estimated 100,000 deaths and more than two million serious adverse reactions attributable to prescription drug use in the United States each year, at a cost to the healthcare industry that exceeds $136 billion annually, according to the Center for Education and Research on Therapeutics.

We estimate that the overall potential market opportunity for IDgenetix is greater than 150 million patients in the United States, representing the number of people that take at least one prescription drug. Our initial primary focus is reaching patient populations that could significantly benefit from IDgenetix testing, including the more than 30 million patients who are on five or more prescription drugs, for whom there is elevated risk and cost related to overmedication and resulting adverse events. We believe that a majority of those patients are associated with institutional healthcare providers and that IDgenetix has the potential to significantly reduce prescription drug utilization, treatment failures and adverse events in a multitude of treatment settings for these patients and their healthcare providers. We believe that patients new to drug therapy, currently failing drug therapy or taking multiple prescriptions concurrently can all benefit from IDgenetix testing.

Our Market Focus

We divide our market in two categories: (1) institutional healthcare providers and (2) physicians. We designed IDgenetix to provide a comprehensive PGx offering to best meet the needs of our target customers such as long-term and post-acute care facilities, government facilities, IDNs and managed care organizations, which we collectively refer to as institutional healthcare providers. In addition, IDgenetix addresses the needs of physicians across multiple specialities, such as cardiologists, general practitioners, obstetricians and neurologists.

Institutional Healthcare Providers

Institutional healthcare providers may benefit from broad PGx testing capabilities to manage a large and diverse patient population, with patients often suffering from multiple clinical conditions. These customers often operate under fixed-fee-per-patient or fixed-fee-per-procedure arrangements and are searching for ways to improve clinical outcomes at the lowest possible cost. In recent years, more healthcare dollars are being managed by institutions as many IDNs and healthcare systems are purchasing independent physician practices and/or healthcare services. We believe this trend will continue.

Long-Term and Post-Acute Care Facilities

Long-term care facilities include a range of institutional providers that primarily provide services for older adults or adults with functional limitations. These can include adult day service centers, home health agencies, hospices, nursing homes and assisted living facilities. Post-acute care facilities typically furnish care after an inpatient hospital stay, and provide services that sometimes overlap with long-term care. These can include skilled nursing facilities, inpatient rehabilitation facilities and long-term care hospitals.

According to the National Center for Health Statistics, in 2012 there were approximately 58,500 state-regulated or Medicare-certified long-term and post-acute care facilities in the United States covering approximately eight million patients. This equates to an average of approximately 130 patients per facility. IMS Health reported that long-term care facilities dispensed more than 300 million prescriptions in 2011. A significant number of patients in these facilities rely on Medicare and Medicaid. We believe this market category represents a significant area of growth for IDgenetix based upon the prevalence of polypharmacy in their patient populations, the large number of prescriptions, and institutional focus on cost containment or reduction. Much of the long-term and post-acute care industry is characterized by large organizations that manage multiple facilities. According to our research, the ten largest nursing facility management companies operate more than 2,000 facilities, representing a patient capacity of more than 250,000. By marketing to such organizations, we believe we will drive adoption of our IDgenetix tests through concentrated patient populations that would benefit most from our services.

Government Facilities

U.S. government healthcare facilities provide care for various patient populations including veterans, prisoners and military personnel. The Veterans Health Administration, or VA, is the largest U.S. integrated healthcare system, consisting of more than 150 medical centers, and more than 1,200 outpatient clinics and veterans’ centers, together serving more than eight million patients each year. In addition, the Military Health System, the Department of Defense’s, or DOD, unit that provides healthcare services, has a $50 billion annual budget and serves almost 10 million beneficiaries, including active duty personnel and their families and retirees and their families in approximately 60 hospitals and 200 clinics at facilities across the nation and around the world. Together, the VA and DOD spent $11.8 billion in 2012 to purchase drugs on behalf of about 18.5 million beneficiaries. U.S. state and federal correctional facilities serve approximately 1.6 million prisoners, and the State of California, as one example, spent approximately $144.5 million in 2012 for prescription drugs for its nearly 133,000 inmates. While decisions regarding PGx test ordering are currently handled on a hospital-by-hospital basis, if PGx testing becomes the standard of care, we expect that government entities will enter into large-scale arrangements for these services. By targeting government healthcare facilities, we believe we will be able to take advantage of the access to their large patient populations in order to accelerate the growth and adoption of IDgenetix.

Integrated Delivery Networks

An IDN is a network of facilities and providers that work together to offer a continuum of care to a specific geographic area or market. The concept was developed in the 1980s and has since evolved to address common concerns, such as fixed-fee arrangements, excess capacity, decreased margins and complaints from patients regarding healthcare access. IDNs include many types of associations across the continuum of care. For example, one network could include a short- and long-term care hospital, healthcare management program, home health agency and hospice services. Multi-hospital systems can be considered limited IDNs, since different entities are joining together to provide care. We believe accessing IDNs will further enable us to broaden the reach and adoption of IDgenetix.

Managed Care Organizations

Managed care organizations are either a health plan coordinating care or a healthcare delivery system consisting of affiliated or owned hospitals, physicians and others which provide a wide range of coordinated health services. An increasing amount of healthcare in the United States is administered through managed care organizations. We estimate that the top ten managed care organizations in the United States have more than 140 million subscribers, each with individual subscriber populations ranging from 3.8 million to 36.5 million. By targeting managed care organizations, we believe we will accelerate the growth and adoption of IDgenetix by securing high-volume customers serving large populations of patients that would benefit from our services.

Physicians

In addition to our institutional efforts, we also target individual physicians across many specialties such as cardiologists, general practitioners, obstetricians and neurologists. While institutional healthcare providers are our main selling focus, we believe expansion of our physician-office-based sales force will enhance our growth, increase the number of institutional referrals and expand the footprint of our brand within the U.S. market.

Our Strategy

Our goal is to become the premier provider of PGx testing services to institutional healthcare providers and physicians across the United States. To achieve this objective, we intend to:

Target large institutions where polypharmacy is a significant cost driver.    Institutional healthcare providers, such as long-term and post-acute care facilities, government facilities, IDNs and managed care organizations, tend to have a higher proportion of patients that are 65 years and over and others who are taking multiple prescription drugs. Polypharmacy, particularly in a fixed-fee setting, is a significant cost reduction opportunity. IDgenetix may address polypharmacy by enabling healthcare providers to make timely and evidence-based decisions, which we believe can reduce the overall cost of patient care by reducing adverse events, optimizing patients’ overall therapeutic regimen and helping to achieve a faster therapeutic response. As such, we believe institutional healthcare providers represent the largest opportunity for IDgenetix.

Highlight our value proposition and clinical utility through clinical studies.    We intend to continue to sponsor or co-sponsor IDgenetix-guided clinical studies within institutional healthcare organizations to analyze the impact of the use of IDgenetix by physicians on defined clinical endpoints such as the number of prescription drugs, hospitalizations and length of stay, and other health assessments. In June 2014, we entered into an agreement for our first pilot study with a managed care organization, pursuant to which we have agreed to conduct a prospective study to evaluate patient outcomes in approximately 300 nursing home patients following IDgenetix testing. The results from this study and future studies could drive increased adoption of IDgenetix and provide important feedback for our future product development efforts.

Differentiate our IDgenetix offering through superior customer service.    As part of our IDgenetix customer service department, we provide physicians with access to individuals with doctorate degrees in pharmacy (Pharm.D.), certified genetic counselors and additional customer service support personnel at no additional charge. Our customer service department has the capability to address a range of inquiries, from routine questions to complex patient cases, with the healthcare providers. We believe this differentiated service offering increases the quality of care to patients, thereby facilitating adoption of our IDgenetix tests by institutional healthcare providers and physicians.

Leverage operational efficiency.    Our automated and efficient testing platform enables us to maintain a low-cost, scalable laboratory operation. We plan to continue optimizing our testing platform to maximize throughput, increase efficiency and maintain or reduce our costs across all aspects of testing, including sample collection, sample processing, DNA extraction, polymerase chain reaction, or PCR, analysis and data analysis. As our sample volume increases, we expect our average cost per sample to decrease.

Expand the IDgenetix portfolio and offerings.    In the near term, we expect to expand our IDgenetix tests from 16 to 19 genes, and from three to six therapeutic areas. We plan to pursue continued expansion of IDgenetix and enhance our bioinformatic algorithm, with the intent to continually increase the clinical utility of our services. Because we currently test 80 genetic mutations in 16 different genes that are most commonly associated with drug metabolism, we are able to add additional tests at an accelerated pace, with limited additional cost. By expanding our portfolio, we believe that we will drive additional demand from our customer base and drive increased adoption from new customers. We also plan to develop additional information technology applications in the areas of database services and patient and physician communication.

Our Solution

IDgenetix assists institutional healthcare providers and physicians in their efforts to make optimal therapeutic decisions for their patients. Our IDgenetix tests are laboratory developed tests, or LDTs, which provide reliable and actionable information about a patient’s likelihood of having an adverse event or a therapeutic response to a drug based on each patient’s unique genetic make-up and other important patient-specific healthcare information. IDgenetix incorporates a proprietary bioinformatic algorithm that enables a tailored and personalized approach to the selection and dosing of drugs for many of the most highly prescribed therapeutic areas such as cardiovascular disease, neuropsychiatric disorders and pain. This evidence-based approach can eliminate the current trial-and-error prescribing practices that may produce a higher rate of adverse events and treatment failures. We believe that the information IDgenetix provides can reduce the overall cost of patient care by reducing adverse events, optimizing patients’ overall therapeutic regimen and helping to achieve a faster therapeutic response. We operate and analyze patient samples at our CAP-accredited and CLIA-certified molecular diagnostics laboratory located in San Diego, California.

Our Testing Platform

Our IDgenetix product testing platform, which includes proprietary technology, methods and computational algorithms, incorporates three core areas: pharmacokinetics, pharmacodynamics and bioinformatic algorithmic screening. In order to provide a truly personalized approach to therapeutic selection and dosing, it is important to analyze each of these areas because a drug’s effect is often related to its concentration at the site of action and all three areas play a role in this process. Pharmacokinetics is the study of the process by which a drug is absorbed, distributed, metabolized and excreted in the body, or more simply, how the body processes a drug. Analysis of genes encoding key enzymes involved in the pharmacokinetics of drugs is an important component of PGx testing. Analysis of genes encoding proteins involved in pharmacodynamics, the study of the biochemical and physiological effects of drugs on the body, determines if a genetic mutation at the site of action could, where applicable, impact the therapeutic effect of that drug. Our proprietary bioinformatic algorithm incorporates these genetic analyses with key external factors, including drug-drug interactions, over-the-counter drugs and herbal supplements, and environmental and dietary factors to identify if these factors alter a patient’s response to a drug or group of drugs. It is through this holistic approach that we are able to provide personalized therapeutic options for a specific patient.

Pharmacokinetics.    Treatment failures due to differences in drug metabolism, or the body’s process of altering a drug into an inactive chemical substance or, in the case of pro-drugs, an active chemical substance, may be avoided, in certain cases, by determining a patient’s metabolic phenotype, or activity of their liver enzymes. Metabolic phenotypes are categorized as follows:

•

Ultra-Rapid Metabolizers typically carry multiple copies of the same gene and have elevated enzyme activity and may need increased drug dosing or decreased drug dosing, in the case of pro-drugs, in order to offset the higher rate of metabolism.

•	Extensive Metabolizers (normal metabolizers) carry two functional genes and have normal enzyme activity. Standard drug dosing is appropriate for extensive metabolizers.

•	Intermediate Metabolizers have decreased functional enzymes and a reduced capacity to metabolize drugs and therefore may require modified drug doses.

•

Poor Metabolizers have a severely reduced or no capacity to metabolize drugs. Poor metabolizers are at-risk for side effects due to toxic drug accumulation and may require alternative therapeutic options.

More than 50% of the population in the United States have gene mutations that alter the rate at which they metabolize drugs.

IDgenetix involves the analysis of key genes that determine a patient’s metabolic phenotype. This determines how much drug is available to produce the desired therapeutic effect or unfavorable adverse response. An individual patient’s response to certain drugs is influenced by genetic variations in the enzymes responsible for drug metabolism.

For example, the family of cytochrome P450 genes, or CYP genes, encode enzymes responsible for approximately 80% of the first phase of drug metabolism. Genetic variation of these genes alone is estimated to influence 20-25% of all drug metabolism. Variations in drug metabolism can cause life-threatening toxicities in certain patients or reduce a drug’s effectiveness in other patients. Clinically significant genetic alterations in the CYP genes can result in decreased or increased enzyme activity. Knowing a patient’s metabolic phenotype and its impact on drug metabolism can inform treatment decisions, with the potential to increase drug efficacy and reduce the risk of adverse events. The IDgenetix product testing portfolio covers six clinically significant CYP genes.

Pharmacodynamics.    Obtaining therapeutic benefit from a drug is also dependent upon the integrity of its biological target, such as local metabolizing enzymes and key enzyme-linked receptor and transporter proteins in the human body. IDgenetix enables us to analyze genes, where the biological target has been identified, that influence how effective these key proteins will be at regulating biological processes targeted by certain drugs. This determines how likely each drug is to produce its desired therapeutic effect.

Bioinformatic Algorithmic Screening.    Our proprietary bioinformatic algorithm enables us to screen for unfavorable metabolic interactions that alter which drugs are optimal for each patient to ensure physicians receive accurate and clinically relevant information. This algorithm incorporates genetic markers, known drug-drug interactions, over-the-counter drugs, herbal supplements and environmental and dietary factors. This algorithm also incorporates CPIC guidelines, more than 5,000 peer-reviewed publications and approximately 5,000 drug labels containing metabolic or other information, with more than 130 drug labels referencing PGx testing, including numerous black box warning labels related to genetic biomarkers. The algorithm is dynamic and is updated quarterly with new FDA-approved drugs, additional black box warnings or label changes, recently published clinically significant peer-reviewed publications and new CPIC guidelines. We have a formal review team that includes geneticists, Pharm.D.s and lab specialists, that determines the appropriate updates each quarter. IDgenetix provides the healthcare provider with a simple report categorizing the FDA-approved therapies that are best suited for the individual patient by disease condition.

Our Process

IDgenetix is a customer-centric testing process that is designed to be simple. The healthcare professional’s activities can be completed within minutes and are easily incorporated into clinical practice (shown in Figure 1). For example, a healthcare professional can swab a patient on Monday and get a result via a secure web-portal, fax or email by Wednesday. The ease of use provides healthcare providers flexibility in report delivery, including viewing results on their tablets and mobile devices, test ordering and process tracking.

To facilitate the process, we provide a single-use package to the healthcare provider that includes a test requisition form and cheek swabs. First, the healthcare provider collects a cheek swab sample from the patient and fills out a test requisition form. Second, the sample and test requisition form are shipped via overnight courier to our laboratory for testing. Third, we perform a thorough and expansive genetic analysis of the sample and subsequently generate clinical results using our proprietary bioinformatic algorithm. Fourth, we return simple, easy-to-read, actionable laboratory results to the healthcare provider generally within 48 hours of sample receipt.

Healthcare providers are responsible for communicating test results to patients and incorporating the provided test information into the patient’s overall care. Our certified genetic counselors and Pharm.D.s are available to answer questions regarding the results, including assistance with complex patient case management.

Our web-portal allows the healthcare provider to order tests, monitor test status and review results online. The web-portal also stores all of the activity for each individual healthcare provider, including tests ordered and all patient results. Since each report is delivered and stored electronically as a PDF file, healthcare providers are able to “drag and drop” the results into their organization’s electronic medical records system. We seek to maintain our web-portal in compliance with the Health Insurance Portability and Accountability Act of 1996, or HIPAA.

Figure 1: Our IDgenetix Customer-Centric Process

Our Internal Process

IDgenetix is a complex, high-throughput molecular test that involves pre-analytical, analytical and post-analytical steps carried out in a strictly controlled laboratory environment, each of which is critical to delivering a high quality result. Our testing process was designed to maximize throughput, efficiency and quality, and is easily scalable to serve the needs of our growing customer base. We currently operate an approximately 10,000 square foot CAP-accredited, CLIA-certified laboratory that can accommodate up to 100,000 patient samples per year, and we expect to move to a new facility that can accommodate up to 500,000 patient samples per year in 2015. Our laboratory utilizes fully automated, custom configured workflow to minimize manual handling of test samples. This allows us to operate our laboratory with fewer personnel and maintain a smaller laboratory space, resulting in cost savings and lower overhead. Each automated step is directed by our laboratory information management system, which ensures that samples are efficiently moved from one step to the next in the laboratory process per our procedures. Bar-coding is further utilized throughout the process to ensure chain of custody and integrity of results. Each batch of patient samples undergoes a rigorous evaluation of multiple quality metrics before results are released. In addition, there is continuous monitoring of laboratory performance metrics to ensure our laboratory is performing as expected. We specifically designed our automated process to be modular, in order to allow us to quickly scale up to meet anticipated higher test volumes.

We are able to manage our costs across all aspects of testing, including sample collection, sample processing, DNA extraction, PCR analysis and data analysis. Because we utilize commercially available off-the-shelf hardware and consumables in proprietary configurations, as our sample volume increases we expect to be able to scale to meet demand and expect our average cost per sample to decrease. We believe our highly efficient laboratory workflow provides a competitive advantage as we are able to analyze more genes and genetic mutations than any other competitor that we are aware of at a cost effective rate. Our proprietary workflow will allow us to continue to add genes and genetic mutation analysis in the future while having a minimal impact to our cost profile. All incoming reagents are carefully inspected and tested to ensure the highest level of performance quality, and proprietary pre-characterized controls are processed with every batch of patient samples analyzed. Additionally, our process is technology agnostic, and as future technologies such as NGS become more cost effective we can integrate them as appropriate.

Our IDgenetix Reports and Analysis

Patient Reports

Our proprietary bioinformatic algorithm computes complex genetic and environmental factors and produces a simple, easy to read, evidence-based report that is actionable for use by healthcare providers (shown in Figure 2).

Figure 2: Example of Patient Report

IDgenetiX
MAKING PERSONALIZED MEDICINE POSSIBLE

Laboratory Test Report

Patient Name: Doe, Jane	Patient ID: VA000	Age: 44	Gender: Female	DOB: 05/01/1970
Sample Type: Buccal Swab	Date Collected: 05/05/2014	Date Received: 05/06/2014	Ordering Physician: Dr. Jones	Client/Account #: 01234
Test Ordered: Depression 201	Indication: Depression	Report Date: 05/08/2014	Report Status: Approved	

PHARMACOGENETIC TESTING BASED TREATMENT GUIDANCE

Depression Drug Therapy Selection & Dosing Guidance

Use as Directed	Use with Caution and/or Increased Monitoring	
Drug	Drug	Dosing
fluoxetine (SSRI)	citalopram	Use with caution & monitor therapeutically to guide dose adjustments
fluvoxamine (SSRI)	escitalopram	Use with caution & monitor therapeutically to guide dose adjustments
paroxetine (SSRI)	desvenlafaxine	Use with caution & consider decreased dose; genetic variations detected
sertraline (SSRI)	trazodone	Use with caution & consider decreased dose; genetic variations detected
venlafaxine (SNRI)	mirtazapine	Use with caution & monitor therapeutically to guide dose adjustments
duloxetine (SNRI)	vilazodone	Use with caution & consider decreased dose; genetic variations detected
bupropion (NDRI)	levomilnacipran	Use with caution: dose should not exceed 80mg once daily
amitriptyline (TCA)		
nortriptyline (TCA)		
vortioxetine (Atypical antidepressant)		

LABORATORY RESULTS & PHARMACOGENETIC TEST ANALYSIS

Gene	Star Allele Genotype/Diplotype	Gene Duplication Y/N	Metabolizer Phenotype PM/IM/EM/UM	Clinically Significant
CYP1A2	*1/*1	N/A	EM	No
CYP2D6	*1/*1	Normal	EM	No
CYP2C19	*1/*1	N/A	EM	No
CYP2C9	*1/*1	N/A	EM	No
CYP3A4	*17/*18	N/A	IM	Yes
CYP3A5	*3/*6	N/A	PM	Yes
SLC6A2 [NM_001043.3:c. 1287G>A]	A/G	N/A	N/A	No
SLC6A4 [NM_001045.4:c.-1760C>T]	C/C	N/A	N/A	No
HTR2A [NM_000621.4:c.-998G>A]	A/G	N/A	N/A	No
HTR2A [NM_000621.4:c.614-2211 T>C]	T/T	N/A	N/A	No
COMT [NM_000754.3:c.472G>A]	G/G	N/A	N/A	No

SUMMARY & COMMENTS

Patient has one or more variant alleles present among the gene(s) analyzed.

The medications listed in the "Use as Directed" column in the table above are either not metabolized, or their metabolism and mechanism of action is believed to not be impacted by the genetic variants detected and therefore can be used as indicated in their package inserts.

Medications listed in the "Use with Caution and/or Increased Monitoring" are either metabolized inadequately or their mechanism of action is potentially impacted by the genetic variants detected.

UM: Ultra-rapid Metabolizer; EM: Extensive Metabolizer (Normal); IM: Intermediate Metabolizer; PM: Poor Metabolizer

MTHFR 677 C>T Genotype: C/C. Normal conversion of folic acid expected.

Laboratory Director:	Report Approver:	Report Approval Date:	***Electronic Signature On File***
Laboratory Director, PhD CGMB	Laboratory Director, PhD CGMB	05/08/2014	

ALTHEA Dx The Power to Heal AltheaDx, 3550 Dunhill Street, San Diego, CA 92121, 1-855-MY-PGX-ID (1-855-697-4943), support@idgenetix.com

The “Pharmacogenetic Testing Based Treatment Guidance” section of the report lists the FDA-approved drugs that can be used as directed and the FDA-approved drugs that should be used with caution or with increased monitoring and dosing guidance, where applicable, due to the patient’s unique genetic profile and other factors incorporated in our algorithm. The “Laboratory Results & Pharmacogenetic Test Analysis” section of the report provides the patient’s genetic results and corresponding metabolic phenotype, where applicable. We include other relevant information for the healthcare provider in the “Summary and Comments” section of the report.

Polypharmacy Analysis

In addition to patient reports, we offer a polypharmacy analysis for certain institutional healthcare provider customers (shown in Figure 3) that allows physicians to identify potentially harmful interactions and possibly avoid adverse events through elimination of drugs or selection of more appropriate drugs.

Figure 3: Example of Polypharmacy Analysis

All of a patient’s current prescription drugs, over-the-counter drugs and herbal supplements, and environmental and dietary factors are listed for the healthcare provider in the “Concomitant Medications and other factors” section of the analysis and the relevant metabolizing genes and the genes that each drug inhibits and induces are summarized in the “Medication Specific Information” section. The “Patient Specific Interpretation” section of this analysis gives the healthcare provider a comprehensive view as to whether a drug or external factor is impacted by either the patient’s genetics, or interactions among such drugs and other factors, or both. The additional pages of this analysis provide healthcare providers with information regarding a patient’s metabolic phenotype and additional details.

We believe that our polypharmacy analysis is especially beneficial to institutional healthcare providers. Polypharmacy patients tend to be the most costly for institutional healthcare providers to treat, as they typically suffer from multiple clinical conditions and experience increased adverse events due to the number of prescription drugs these patients take on a regular basis. Optimization of treatment therapies for these patients represents an opportunity to reduce the overall cost of healthcare for these patients while potentially improving patient outcomes.

Our IDgenetix Portfolio

Current Test Portfolio

THERAPEUTIC AREAS
Cardiovascular Disease	Neuropsychiatric Disorders	Pain

➢ Hypertension	➢ Depression	➢ Musculoskeletal
➢ Hyperlipidemia	➢ Psychosis	➢ Arthritis
➢ Arrhythmia	➢ Anxiety	➢ Migraine
➢ Blood Coagulation Disorders	➢ ADHD	➢ Neuropathic
➢ Thrombophilia

In October 2013, we launched eight IDgenetix tests covering three therapeutic areas: cardiovascular disease, neuropsychiatric disorders and pain. We have since launched five new tests to expand our offering to 13 tests within our three therapeutics areas of focus. We initially targeted these therapeutic areas as they include six of the top ten prescription classes written in the United States, according to a 2011 IMS Health Annual Prescription Audit, representing more than 1.3 billion prescriptions and $80 billion in spending per year. Many drugs within these therapeutic areas have FDA black box warnings which advise for specific use or avoidance of a drug based on a patient’s genetic makeup. In addition to the significant number of prescriptions, many patients are on multiple drugs simultaneously, requiring the analysis of drug-drug interactions. A report by the IMS Institute for Healthcare Informatics estimates that the avoidable cost opportunity in 2012 from polypharmacy mismanagement among older adults in the United States was approximately $1.3 billion. We believe IDgenetix addresses the need for personalized medicine in the most widely prescribed and clinically relevant therapeutic areas for PGx testing.

Cardiovascular Disease

The IDgenetix cardiovascular tests currently cover five common cardiovascular conditions: hypertension (high blood pressure), hyperlipidemia (high cholesterol or high triglycerides), arrhythmia (irregular heart beat), blood coagulation disorders and thrombophilia (blood clotting). According to Johns Hopkins Medicine, approximately 84 million people in the United States suffer from some form of cardiovascular disease, causing about 2,200 deaths a day, averaging one death every 40 seconds. The American Heart Association estimates that there are approximately 800,000 deaths and more than 1.5 million heart attacks and strokes in the United States annually, with more than $312 billion in direct costs in 2009. According to IMS Health, the U.S. market for cardiovascular prescription drugs included more than 700 million prescriptions representing approximately $35 billion in 2011.

The IDgenetix cardiovascular tests provide PGx-based treatment guidance on the most highly prescribed drug classes used in cardiology, including anti-platelet, anti-coagulant, statins, beta-blockers, ACE inhibitors, calcium channel blockers and hormone therapies. Ten cardiology drugs are included on the FDA’s Table of

Pharmacogenomic Biomarkers in Drug Labeling as having PGx information in the drug labeling. For example, clopidogrel, one of the most commonly prescribed anticoagulants, has an FDA black box warning and additional label information for poor and intermediate CYP2C19 metabolizers.

Neuropsychiatric Disorders

The IDgenetix neuropsychiatric tests currently cover four common neuropsychiatric disorders: depression, psychosis, anxiety and attention deficit hyperactivity disorder, or ADHD. According to IMS Health, psychiatric drugs are the most widely prescribed class of drugs in the United States. In 2010, Americans spent $16.1 billion on antipsychotics to treat depression, bipolar disorder and schizophrenia, $11.6 billion on antidepressants and $7.2 billion on drugs for ADHD. According to a study published in 2006, more than 10% of patients taking antidepressants experience significant adverse drug reactions.

Many psychiatric drugs are metabolized by the CYP enzymes, including 2D6, 2C19 and 2C9, which are genes included in our IDgenetix tests. The CYP2D6 enzyme, for example, primarily or substantially metabolizes a number of selective serotonin reuptake inhibitors, or SSRI, serotonin-norepinephrine reuptake inhibitors, or SNRI, and tricyclic antidepressants, which are the three most-commonly prescribed drug classes in psychiatry, as well as antipsychotic drugs. Our neuropsychiatric tests also include variant analysis for informative receptor and transporter genes associated with clinical response to psychiatric drugs and risk of side effects, such as HTR2A and HTR2C, which are important factors for psychiatric drugs. Twenty-four psychiatry drugs are included on the FDA’s Table of Pharmacogenomic Biomarkers in Drug Labeling as having PGx information in the drug labeling. For example, fluoxetine (marketed by Eli Lilly & Company under the name Prozac), has an FDA black box warning and additional label information for poor CYP2D6 metabolizers.

Pain

The IDgenetix pain tests currently cover four common pain conditions: musculoskeletal pain, arthritis, migraine and neuropathic pain. Our tests provide a tool for healthcare providers to meet the challenge of improper use or overuse of prescription pain drugs. According to the Institute of Medicine Report from the Committee on Advancing Pain Research, Care and Education, in 2011 approximately 30% of the U.S. population suffered from chronic pain at a total cost of approximately $600 billion, which combines the cost of care and the economic costs related to lost productivity. According to data collected from IMS Health, the 55 million opioid prescriptions written in 2013 for people 65 and over marked a 20% increase over five years, representing nearly double the growth rate of this population. According to an abstract at the American Academy of Addiction Psychiatry 23rd Annual Meeting, 20% of individuals 65 years and over take analgesics several times per week, and the rate of abuse or addiction in those with chronic pain is 18%.

The IDgenetix pain tests analyze the genes and genetic mutations involved in the metabolism of opioids, non-steroidal anti-inflammatory drugs, and other pain drugs as well as variations in pharmacodynamic genes, such as the µ opioid receptor gene, or OPRM1. For example, the CYP2D6 enzyme, which is analyzed by IDgenetix tests, governs the metabolic conversion of codeine to morphine in the body, which is what gives the patient pain relief. Genetic variation in CYP2D6 impacts the safety and efficacy of codeine because patients that are ultra-rapid metabolizers convert codeine into an unsafe dose of morphine. As a result, CPIC has issued guidelines for codeine, and codeine has an FDA black box warning and additional label information for ultra-rapid CYP2D6 metabolizers.

Research and Development Services

In addition to IDgenetix, we provide research and development services, primarily in oncology, to numerous biopharmaceutical partners. These services provide a start-to-finish suite of tools focused on molecular biomarker discovery, assay development, assay validation and prospective/retrospective clinical trial testing in support of companion diagnostic development and commercialization. At the core of these services is a comprehensive set of gene expression and genotyping analysis capabilities for both preclinical and clinical applications utilizing our genomics tools including real-time PCR analysis, microarray technologies and NGS. We are validating a number of companion diagnostic test assays in late stage clinical trials. The provision of these services may enable us to identify new genes under investigation to be incorporated into our platform.

Research and Development

Development Process

We launched the IDgenetix platform in October 2013 with eight tests. In June 2014 we added an additional five tests to the portfolio. Because we test over 80 genetic mutations in 16 different genes that are most commonly associated with drug metabolism, we are able to add additional tests at an accelerated pace, with limited additional cost. This coupled with an experienced research and development team has allowed us to launch 13 tests in less than 12 months.

Tests Under Development

THERAPEUTIC AREAS
HIV	Neurology	Rheumatology

➢ HIV (new test)	➢ Epilepsy (new test)	➢ Arthritis
	➢ Migraine	➢ Musculoskeletal
	➢ Neuropathic	➢ Neuropathic

In the near term, we intend to expand the IDgenetix portfolio by adding additional tests and categorizing current tests to better fit specific physician specialties in the therapeutic areas of HIV, neurology and rheumatology. Similar to our initial strategy, we have targeted these therapeutic areas as they satisfy our development criteria that include: clinical utility of PGx testing, high prescription volume, commercial potential, synergy with our current IDgenetix test offerings and clinical relevance to institutional healthcare providers.

HIV.    According to IMS Health, the U.S. market for HIV prescription drugs was $10.3 billion in 2011. We believe that our HIV PGx test could enable us to expand our reach into institutional healthcare providers in which HIV is prevalent, such as the VA, which is the leader in treating HIV in the United States.

Neurology.    There are an estimated 128 million prescriptions for epilepsy drugs per year in the United States, at a cost of $5.9 billion. Our new epilepsy PGx test, coupled with our existing tests for neuropathic pain and migraine, will form a suite of tests which are most relevant to neurologists.

Rheumatology.    Rheumatology disorders are common chronic diseases in the United States, with more than 22% of the U.S. population 18 years or over affected by some form of arthritis. A GBI Research report from 2012 estimates that the global rheumatology therapeutics market was $17.1 billion in 2011 and is forecasted to grow to $23.8 billion by 2018. Our new rheumatology offering will incorporate three existing tests: arthritis, musculoskeletal pain and neuropathic pain, which are most relevant to a rheumatologist’s clinical practice.

We intend to continue to develop new tests to cover additional therapeutic areas where there is a significant market need.

In addition to our tests under development, we are creating a database of patient genetic information. Because PGx information is accepted by the FDA as part of certain pre- and post-market submissions, we believe our database of actual patients, which includes clinical conditions tested for, current prescription drugs and other external factors, will be unique and a potentially valuable tool for drug development.

Clinical Studies

We intend to continue to sponsor or co-sponsor IDgenetix-guided clinical studies within institutional healthcare organizations to analyze the impact of the use of IDgenetix by physicians on defined clinical endpoints such as the number of prescription drugs, hospitalizations and length of stay, and other health assessments. In June 2014, we entered into an agreement for our first pilot study with a managed care organization, pursuant to which we have agreed to conduct a prospective study to evaluate patient outcomes in approximately 300 nursing home patients over a 12-month period following IDgenetix testing. While significant data exists today supporting the clinical utility of PGx testing in general, this pilot study, as well as future studies we anticipate to conduct, may serve to validate IDgenetix specifically, which we believe will drive increased adoption of IDgenetix and provide important feedback for our future product development efforts.

Sales and Marketing

Our selling strategy divides the market into two categories: (1) institutional healthcare providers and (2) physicians. We have dedicated teams to optimize near-term growth in both categories. Since commercial launch of IDgenetix in October 2013 and through March 31, 2014, we have completed IDgenetix tests for more than 2,000 patient samples.

Institutional Healthcare Providers

We designed the IDgenetix service for the institutional healthcare provider category and believe that this market category will be a significant driver of growth for the company both near and longer-term due to the many types and significant number of potential institutional healthcare providers. Currently, we have an institutional sales team of six account managers and a contract sales organization, or CSO, that provides an additional three account managers focused on institutional healthcare providers. Institutional healthcare providers typically represent sizeable patient populations of 2,000 to 500,000 patients, allowing a relatively large number of patients to be targeted with a limited number of account managers. Although institutional healthcare providers require a long sales cycle, fixed-price arrangements from certain of these customers may provide us with a steady and predictable revenue stream, independent of third-party payors.

Physicians

We also market directly to individual physicians. We currently have a sales force composed of several fully dedicated CSOs and a limited distributor network. While this sales force focuses exclusively on physicians, they have also generated a significant number of leads for the institutional sales team due to deep client relationships within their respective geographical areas. As of March 31, 2014, we had 35 field sales representatives from our CSO’s and 30 field sales representatives from our distributor network that are under contract and marketing our service in 17 states. Our sales force productivity has been increasing due to greater awareness in the market, increased sales representative experience and an expansion in the IDgenetix test portfolio.

We intend to add additional sales representatives throughout key metropolitan markets and other population centers within the United States. While institutional healthcare providers are our main selling focus, we believe expansion of our physician office based sales force will enhance our growth, increase the number of institutional referrals, and expand the footprint of our brand within the U.S. market.

Marketing

We have focused on differentiating our IDgenetix tests from the competition by focusing on five critical brand attributes which we believe will collectively form the competitive benchmark within the market, and ultimately will drive the choice among PGx testing services among healthcare providers. These five key brand variables are clinical utility, turnaround time, portfolio size, test quality and customer service.

We have developed a library of marketing materials to support our sales efforts. Our marketing materials are targeted at two distinct decision makers with respect to our services: physicians and their patients. Materials for physicians focus on education and description of our differentiated and unique test portfolio. This includes detailed descriptions of our differentiated offering, clinical utility of PGx, and synopses from recent medical publications regarding the benefits of PGx testing. Our marketing materials to be provided, as they deem necessary, by physicians to their patients, address in simple terms questions about the technologies used in IDgenetix and concerns about billing and insurance matters.

Competition

As a specialized PGx service provider, we rely on our high quality of service to attract and retain institutional healthcare providers and physicians as our customers. We compete primarily based on the breadth, depth and quality of testing, reporting and information systems, reliability in patient sample transport, ease-of-use and speed of our service, reputation in the medical community and access to our genetic counseling services and new technologies and tests as they become available.

Peer PGx Companies

We face competition from CLIA-certified laboratories offering PGx testing services, companies developing and commercializing PGx assays, and from various companies researching and developing PGx technology. Our competition arises from other parties using the same or similar methods as well as alternative methods of PGx testing. Competitors and potential competitors include, among others, American International Biotechnology LLC, AssureRx Health, Inc., Iverson Genetic Diagnostics, Inc., Millennium Laboratories, LLC and PGXL Laboratories.

National Reference Laboratories

National reference laboratories typically offer a full suite of tests for a variety of medical professionals including general practitioners, hospitals and specialists. This emphasis on providing a broad product portfolio of commoditized tests at the lowest possible price tends to limit these laboratories’ ability to provide specific, comprehensive and actionable results to healthcare providers. For example, the IDgenetix pain test screens for nine metabolizer, transporter or receptor genes applicable to pain drugs. To obtain the same results from a national reference laboratory, an ordering physician would need to know which nine specific genes to test, and order nine separate tests. In addition, we believe national reference laboratories tend not to provide comprehensive interpretation of test results or a specialized focus on the needs of the ordering physicians. Examples of our competitors include Quest Diagnostics Incorporated, Laboratory Corporation of America and Bio-Reference Laboratories, Inc.

Manufacturing and Supply

Many of the consumable supplies and reagents used as raw materials in our IDgenetix testing process are procured from a limited number of suppliers, some of which are sole-source. In addition, we rely on a limited number of suppliers, or in some cases a single supplier, for certain equipment with which we perform IDgenetix testing services. To date we have acquired all of our equipment and materials on a purchase order basis, and we do not have contracts with our suppliers and manufacturers that commit them to supply equipment and materials to us.

Facilities

As of June 30, 2014, we occupied approximately 18,500 square feet of office and laboratory space in our main San Diego facility, pursuant to a sublease agreement with Ajinomoto Althea Technologies, Inc., as well as approximately 7,500 square feet of temporary office space in San Diego. In April 2014, we entered into a lease agreement for approximately 70,000 square feet of space in San Diego, to be used for our corporate offices and laboratory operations. This facility is currently undergoing improvements and is expected to be ready for our use in the first quarter of 2015. Upon completion, we will consolidate our San Diego operations into this new facility. We believe that our current facilities, including those currently undergoing improvements, are adequate for our needs for the foreseeable future. We believe that, should it be needed, suitable additional space will be available to accommodate expansion of our operations on commercially reasonable terms.

Quality Assurance

We consider the quality of our PGx services to be of critical importance, and we have established a comprehensive quality assurance program for our laboratory designed to drive accurate and timely test results and to ensure the consistent high quality of our testing services. In addition to the compulsory proficiency programs and external inspections required by the Centers for Medicare & Medicaid Services, or CMS, the federal agency responsible for administering the Medicare and CLIA programs, and other regulatory agencies, we have developed a variety of internal systems and procedures to emphasize, monitor and continuously improve the quality of our operations.

External Proficiency/Accreditations

We participate in numerous externally-administered quality surveillance programs, and our laboratory is accredited by the College of American Pathology, or CAP. The CAP accreditation program involves both unannounced on-site inspections of the laboratory and participation in CAP’s ongoing proficiency testing program for all testing categories. CAP is an independent non-governmental organization of board-certified pathologists which accredits, on a voluntary basis, laboratories nationwide, and which has been accredited by CMS to inspect clinical laboratories to determine adherence to the CLIA standards. A laboratory’s receipt of accreditation by CAP satisfies the Medicare requirement for participation in proficiency testing programs administered by an external source, one of Medicare’s primary requirements for reimbursement eligibility.

Internal Quality Control

We maintain internal quality controls by running samples with known diagnosis at the same time as patient samples are submitted for testing. We also have an internally-administered program of blind sample proficiency testing (i.e., the testing laboratory does not know the sample being tested is a quality control sample). In addition, our genetic counselors, clinical staff, and laboratory directors are an integral component of our focus on quality and are responsible for the review and quality of test reports and analyses to ensure its quality, completeness and consistency.

Information Systems

We have developed and implemented management information systems that support our operations as well as strategically position us for long-term growth in light of what we anticipate to be evolving market trends. We believe our information systems are secure and robust and we maintain an off-site backup of all our data and e-mail systems on a regular basis. We track the performance of our services real time and provide our customers with progress reports upon request. We have also created systems and processes to measure the performance of our business operations via daily monitoring individual variables that provide insight on quality, productivity, profitability, and performance-to-plan, customer buying patterns, customer communications, market share, suppliers and reimbursement.

Billing and Reimbursement

Billing

Billing for PGx testing services is complex. We currently outsource our billing operations to a third-party provider that specializes in billing solutions for clinical laboratories and other healthcare organizations. We also staff a small internal billing department that works closely with our third-party provider to ensure accuracy of billings, timely collections, and resolution of appeals and billing discrepancies. Depending on our billing arrangement with each third-party payor and applicable law, we are obligated to bill in the specific manner prescribed by the various payors, such as private insurance companies, managed care companies, and governmental payors such as Medicare and Medicaid, physicians, each of which may have different billing requirements. We are paid by these third-party payors at rates that are based on the applicable fee schedule associated with the patient’s insurance plan.

Factors that complicate billing include:

•	variability in coverage and information requirements among various payors;

•	missing, incomplete or inaccurate billing information provided by ordering physicians;

•	billings to payors with whom we do not have contracts;

•	disputes with payors as to which party is responsible for payment;

•	disputes with payors as to the appropriate level of reimbursement; and

•	collection of patient receivables from copays, coinsurance or deductibles.

We are focused on carefully preparing claim submissions to minimize missing or incorrect information to facilitate billing and claims processing, and we have an internal billing and collections department that is devoted to mitigating unpaid claims.

We also must meet audit requirements to ensure compliance with applicable laws and regulations as well as our internal compliance policies and procedures, which adds further complexity to the billing process. Billing for PGx testing services in connection with governmental payor programs is subject to numerous federal and state regulations and other requirements, resulting in additional costs to us. These additional costs include those related to: (1) increased complexity in our billing due to the additional procedures and processes required by governmental payor programs; (2) training and education of our employees and customers; (3) compliance and legal costs; and (4) costs related to, among other factors, medical necessity denials and the absence of advance beneficiary notices.

Both California law and CLIA requirements dictate that laboratory testing be performed only at the request of authorized persons, and the Medicare program’s position is that laboratories are responsible, upon audit, for producing valid orders for all testing that they perform (e.g., a requisition signed by a physician). Accordingly, while we do not believe that laboratories are strictly required to obtain physician signatures on test requisitions as a matter of law, it is a best practice for laboratories to take all reasonable steps to obtain physician signatures on their test requisitions, at least in connection with testing that is billed to the Medicare program. If not, a laboratory may be subject to the possibility of payment denials or recoupment actions if its Medicare contractor asks for documentation of a valid order and it is then unable to work with the ordering physicians to produce satisfactory documentation of orders from the medical records of the physicians.

Reimbursement

We provide PGx testing services primarily to physicians and community-based or institutional healthcare providers; however, our PGx testing service revenue may come from several sources. Depending on the billing arrangement and applicable law, the party that reimburses us for our services may be (1) the authorized party

(such as a hospital, another laboratory or an employer) who ordered the testing service or otherwise referred the services to us, (2) a third party who provides coverage to the patient, such as an insurance company, managed care organization or a governmental payor program or (3) the patient.

Coverage and reimbursement of our tests by government and private payors is essential to our commercial success. Clinical laboratory testing services, when covered by government payors, such as Medicare and Medicaid in the United States, are paid under various methodologies, including prospective payment systems and fee schedules. Because a large percentage of our revenue is derived from the Medicare program and we expect this to continue for the foreseeable future, the Medicare coverage and reimbursement rules are significant to our operations. Under Medicare, payment for our tests is generally made under the Clinical Laboratory Fee Schedule, or CLFS, with amounts assigned to the procedure billing codes used to report the specific laboratory services. As a Medicare-participating laboratory based in California, we bill the Medicare Administrative Contractor, or MAC, for California and are subject to that contractor’s local coverage and reimbursement policies. If the MAC policies change in a way that fails to adequately recognize coverage for our tests, our business and results of operations would be adversely affected.

The CLFS sets the maximum amount payable under Medicare for each billing code. For the majority of our tests, we bill the program directly and must accept the scheduled amount as payment in full for covered tests performed on behalf of Medicare beneficiaries. Services reimbursed under the CLFS are not subject to coinsurance or copayment amounts but may result in beneficiary deductible responsibility. Payment under the CLFS has been limited from year-to-year by congressional action such as imposition of national limitation amounts and freezes on the otherwise applicable annual consumer price index updates. In addition, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or ACA provides that payments under the CLFS are to receive a negative 1.75% annual adjustment through 2015 and a productivity adjustment to the CLFS, further reducing payment rates. In February 2012, the Middle Class Tax Relief and Job Creation Act of 2012 was signed into law which, in part, reduced the potential future cost-based increases to the CLFS by 2%. The payment amounts under the CLFS are important not only for our reimbursement under Medicare, but also because other third-party payors are often guided by the Medicare CLFS in establishing reimbursement rates. For example, state Medicaid programs are prohibited from paying more than the Medicare fee schedule limit for clinical laboratory services furnished to Medicaid recipients. As a result, in light of the anticipated reduction in the CLFS payment amounts, certain third party payors may also reduce reimbursement amounts.

Beginning January 1, 2016, there will be major changes to the payment formula under the CLFS. Under the Protecting Access to Medicare Act of 2014, which was signed to law in April 2014, clinical laboratories must report laboratory test payment data for each Medicare-covered clinical diagnostic lab test that it furnishes during a time period to be defined by future regulations. The reported data must include the payment rate (reflecting all discounts, rebates, coupons and other price concessions) and the volume of each test that was paid by each private payer (including health insurance issuers, group health plans, Medicare Advantage plans and Medicaid managed care organizations). Beginning in 2017, the Medicare payment rate for each clinical diagnostic lab test will be equal to the weighted median amount for the test from the most recent data collection period. The payment rate will apply to laboratory tests furnished by a hospital laboratory if the test is separately paid under the hospital outpatient prospective payment system.

Governmental Regulation

Clinical Laboratory Improvement Amendments of 1988 and State Regulation

We and any other CLIA-certified laboratories that we may partner with are subject to Clinical Laboratory Improvement Amendments of 1988, or CLIA, regulations, which regulate all clinical laboratories that perform testing (except research) on human specimens by requiring that they be certified by the federal government and comply with various operational, personnel, facilities administration, quality and proficiency requirements intended to ensure that their clinical laboratory testing services are accurate, reliable and timely. Standards for testing under CLIA are based on the level of complexity of the tests performed by the laboratory. Laboratories performing high complexity testing are required to meet more stringent requirements than laboratories performing less complex tests. We hold a CLIA certification to perform high complexity testing. CLIA compliance and certification is a prerequisite to be eligible to bill for services provided to governmental healthcare program beneficiaries. Sanctions for failure to comply with CLIA requirements include suspension, revocation or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, cancellation or suspension of the laboratory’s ability to receive Medicare and/or Medicaid reimbursement, as well as significant fines and/or criminal penalties. The loss or suspension of a CLIA certification, imposition of a fine or other penalties, or future changes in the CLIA law or regulations (or interpretation of the law or regulations) could have a material adverse effect on our business.

CLIA-certified laboratories must undergo on-site surveys at least every two years, which may be conducted by the federal CLIA program or by a private CMS approved accrediting agency, such as CAP, among others, and may be subject to additional random inspection. We are also subject to regulation of laboratory operations under state clinical laboratory laws of California, where our facility is located, and of other states, from which we accept specimens. State clinical laboratory laws may require that laboratories and/or laboratory personnel meet certain qualifications, specify certain quality controls and/or require maintenance of certain records. For example, California requires that we maintain a license to conduct testing in California, and California law establishes standards for our day-to-day laboratory operations, including the training and skill required of laboratory personnel and quality control. Certain other states, such as Florida, Maryland, New York, Pennsylvania, and Rhode Island, each require that we obtain and maintain licenses to test specimens from patients residing in those states and additional states may require similar licenses in the future. CLIA does not preempt state laws that have established laboratory quality standards that are at least as stringent as federal law, which currently includes Washington and New York State. We are currently in the process of being certified as a permitted laboratory in New York State. Potential sanctions for violation of state statutes and regulations include significant fines and the suspension or loss of various licenses, certificates and authorizations. Although we believe that we are in compliance with all applicable laboratory requirements and that our laboratory locations are licensed, certified and accredited by the appropriate state agencies in the states in which we do business, no assurances can be given that the laboratory will pass future re-certification or accreditation inspections.

Federal and State Laws Regarding Patient Information Privacy and Security

There are currently numerous federal and state laws addressing health information practices, patient privacy and electronic data security that apply to us. These federal and state health information, privacy and security laws require us to acquire, implement and maintain expensive computer systems, employee training programs and business policies and procedures to protect the privacy and security of each patient’s health information and enable electronic billing and claims submissions consistent with HIPAA, HITECH and the regulations promulgated thereunder. These regulations have had and are expected to continue to have a considerable financial impact on the healthcare industry because they impose extensive new requirements and restrictions on the use and disclosure of identifiable patient information.

Federal Laws

Under HIPAA and HITECH, the U.S. Department of Health and Human Services, or HHS, has issued regulations which establish uniform standards governing the conduct of certain electronic healthcare transactions and protecting the privacy and security of protected health information, or PHI, used or disclosed by healthcare providers and other covered entities. Three standards have been promulgated under HIPAA’s and HITECH’s regulations: the Standards for Privacy of Individually Identifiable Health Information, which restrict the use and disclosure of certain individually identifiable health information; the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility and payment information; and the Security Rule, which requires covered entities and business associates to implement and maintain certain security measures to safeguard certain electronic health information, including the adoption of administrative, physical and technical safeguards to protect such information. Penalties for violations of HIPAA and HITECH laws and regulations include civil and criminal penalties.

The Standards for Privacy of Individually Identifiable Health Information govern the use and disclosure of PHI by healthcare providers. These regulations also set forth certain rights that an individual has with respect to his or her PHI maintained by a healthcare provider, including the right to access or amend certain records containing PHI or to request restrictions on the use or disclosure of PHI. HIPAA also governs patient access to laboratory test reports. Effective October 6, 2014, certain covered entity laboratories like us must provide individuals (or their personal representatives) with the right to access test reports directly from laboratories. The Standards for Privacy of Individually Identifiable Health Information include the potential for significant fines and other penalties for the improper use or disclosure of PHI. We have implemented practices and procedures with the intent to comply with the requirements of the HIPAA Standards for Privacy of Individually Identifiable Health Information and applicable state privacy laws.

We have also implemented policies, procedures and standards with the intent to comply with the HIPAA Security Rule, which establishes requirements for safeguarding the confidentiality, integrity and availability of PHI which is electronically transmitted or electronically stored. In addition, we have taken necessary steps to comply with HIPAA’s Standards for Electronic Transactions, which establish standards for common healthcare transactions. In particular, we have completed conversion of our electronic fee-for-service claim transactions and our electronic fee-for-service remittance transactions to the final HIPAA transaction Standards for Electronic Transmissions, including electronic transactions and code sets used for billing claims, remittance advices, enrollment and eligibility.

In 2009, Congress passed the American Recovery and Reinvestment Act of 2009, or ARRA, which included sweeping changes to HIPAA, including an expansion of HIPAA’s privacy and security standards. ARRA includes HITECH, which, among other things, made HIPAA’s privacy and security standards directly applicable to business associates of covered entities effective February 17, 2010. A business associate is a person or entity that performs certain functions or activities on behalf of a covered entity that involve the use or disclosure of PHI in connection with recognized healthcare operations activities. As a result, business associates may now be subject to significant civil and criminal penalties for failure to comply with applicable standards.

Further, HITECH requires HIPAA covered entities, such as clinical laboratories, to provide notification to affected individuals and to the Secretary of HHS, or the Secretary, following discovery of a breach of unsecured PHI and imposes penalties on those that fail to do so. The 2013 final HITECH omnibus rule modifies the breach reporting standard in a manner that will likely make more data security incidents qualify as reportable breaches. In some cases, HITECH requires covered entities to provide notification to the media of breaches. In addition, in the case of a breach of unsecured PHI at or by a business associate of a covered entity, the regulations require the business associate to notify the covered entity of the breach. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney fees and costs associated with pursuing federal civil actions.

State Laws

HIPAA and HITECH and their implementing regulations establish a uniform federal “floor” and do not supersede state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing PHI. As a result, we are required to comply with both federal privacy and security regulations and state privacy and security laws, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

As one example, the Confidentiality of Medical Information Act, or CMIA, is California’s statutory scheme governing the disclosure of medical information by providers of health care. Certain aspects of the CMIA are more stringent than the requirements of HIPAA, particularly with regard to the form used to obtain authorization to disclose a patient’s medical information and the disclosure of genetic test results. Significant administrative penalties may be imposed for violation of any of these requirements. In addition, certain states have adopted information security requirements that apply to all businesses that store confidential personal information, including Massachusetts and California.

Federal and State Fraud and Abuse Laws

The federal healthcare program Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration to induce or in return for either the referral of an individual or the purchase, lease or order of items or services reimbursable by a federal health care program, including Medicare and Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests, and providing anything at less than its fair market value. The Anti-Kickback Statute is broad, and it prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements within the healthcare industry, HHS has issued a series of regulatory “safe harbors.” These safe harbor regulations set forth certain provisions, which, if met, will assure healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Statute. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Statute, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Statute will be pursued. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. The penalties for violating the Anti-Kickback Statute can be severe. These sanctions include criminal penalties and civil sanctions, including fines, imprisonment and possible exclusion from the Medicare and Medicaid programs. Further, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act. Many states have also adopted statutes similar to the federal Anti-Kickback Statute, some of which apply to payments in connection with the referral of patients for healthcare items or services reimbursed by any source, not only governmental payor programs.

Under the broad sweep of the federal Anti-Kickback Statute, even commonplace activities such as a laboratory paying sales representatives to generate business from physician practices, could potentially be viewed as remuneration to the sales representatives in exchange for their recommending or arranging for the purchase, by the physician practices, of laboratory services reimbursable by a federal healthcare program. The Company contracts with marketing companies that have representatives who promote the Company’s laboratory tests directly to physician practices. The Company pays commissions to these contracted marketing companies.

There are “safe harbors” under the federal Anti-Kickback Statute that could potentially protect a laboratory’s marketing arrangements; however, the safe harbors would require either that any commission-based marketing representatives be employed by the laboratory, or that any marketing company hired by the laboratory be paid a fixed, monthly amount, rather than on a commission basis. Because the Company pays marketing companies on a commission basis, its arrangements do not fit within a safe harbor. As mentioned above, that does not make the marketing arrangements unlawful under the Anti-Kickback Statute, it simply means they are not immune under that statute, and could potentially be subject to scrutiny and even prosecution, if an enforcement agency believed an unlawful intent were present.

The Company has taken steps to mitigate these risks. The Company contracts not only with the marketing companies, but with their individual marketers. The Company provides the marketers with scripts to follow, prohibits them from providing remuneration to physicians, and brings the marketers to San Diego for compliance training conducted by the Company. All of these steps help to establish a level of control that arguably is similar to that which the Company would have over an employee. However, this does not bring the arrangement into the safe harbor, and thus there can be no assurance that these arrangements will not be scrutinized and prosecuted under the Anti-Kickback Statute.

Anti-Markup Rules

A number of states prohibit physicians or certain other persons from marking up clinical laboratory testing. Depending on the particular facts and state laws, laboratories can be implicated under the state’s self-referral and anti-kickback laws when they sell testing to a physician that the physician then marks up.

For example, California’s self-referral law has been interpreted, in an opinion of the Office of Legislative Counsel, not to prohibit physician referrals to a laboratory when the physician complies with the anti-markup rule, under the reasoning that the anti-markup statute is more specific than is the self-referral ban. However, if a California physician were to mark-up tests purchased from the Company, the self-referral prohibition might then apply, and the Company could be subject to penalties under the self-referral law. This may be true even though the Company would have billed the physician, and not the patient or a third-party payor. Because the self-referral law is effectively a “strict liability” law, meaning no intent is required for penalties to be imposed, the Company potentially could be subject to penalties even in the absence of any intent to violate the law or induce referrals. Under the California self-referral law it is a crime to submit a claim that arises from a prohibited referrals and fines are capped at $15,000 per violation.

Also, California’s anti-kickback statute has been interpreted by the Attorney General to prohibit physicians from marking up laboratory testing, and a laboratory offering a physician discounted pricing could be found to be thereby providing remuneration prohibited by the anti-kickback laws. Similar to the California self-referral law, we do not believe that the anti-kickback law will be violated if a physician complies with the anti-markup law (since the physician would not then receive any remuneration). Therefore, referrals to the Company should be permitted under the California anti-kickback laws if the physicians are not marking up the tests. It can also be argued that such discounts should be governed by the more specific anti-markup law, and not the anti-kickback statute, even if a physician does not comply with the anti-markup law. However, no authority has addressed this issue. The Company is not aware of any enforcement actions that have been based upon this issue under the anti-kickback law.

In addition to the laws and regulations governing the privacy and security of PHI discussed above, HIPAA created two federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from governmental payor programs such as the Medicare and Medicaid programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

Finally, another development affecting the healthcare industry is the increased use of the federal False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or “qui tam” provisions. The False Claims Act imposes liability on any person or entity, who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal governmental payor program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has defrauded the federal government by submitting a false claim to the federal government and permit such individuals to share in any amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties ranging from $5,500 to $11,000 for each separate false claim, exclusion from participation in federal healthcare programs, and criminal penalties. In addition, various states have enacted false claim laws analogous to the federal False Claims Act, although many of these state laws apply where a claim is submitted to any third party payor and not merely a governmental payor program.

Physician Referral Prohibitions

A federal law directed at physician “self-referral,” commonly known as the “Stark Law,” prohibits, among other things, physicians who personally, or through an immediate family member, have a financial relationship, including an investment, ownership or compensation relationship with an entity, from referring Medicare patients to that entity for designated health services, which include clinical laboratory services, unless an exception applies. “Immediate family member” is defined to mean husband or wife; birth or adoptive parent, child or sibling; stepparent, stepchild, stepbrother or stepsister; father-in-law, mother-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law; grandparent or grandchild; and spouse of a grandparent or grandchild. In addition, the clinical laboratory is prohibited from billing for any tests performed pursuant to a prohibited referral. A person who engages in a scheme to circumvent the Stark Law’s referral prohibition may be fined up to $100,000 for each such arrangement or scheme. In addition, any person who presents or causes to be presented a claim to the Medicare or Medicaid programs in violation of the Stark Law is subject to civil monetary penalties of up to $15,000 per bill submission, an assessment of up to three times the amount claimed and possible exclusion from participation in federal governmental payor programs. Bills submitted in violation of the Stark Law may not be paid by Medicare or Medicaid, and any person collecting any amounts with respect to any such prohibited bill is obligated to refund such amounts. Many states, including California, also have anti- “self-referral” and other laws that are not limited to Medicare and Medicaid referrals.

Like the Anti-Kickback Statute, the Stark Law is broad in its application to healthcare transactions and arrangements. Accordingly, the Stark Law contains many exceptions, which protect certain arrangements and transactions from the Stark Law penalties. The Stark Law is a “strict liability” statute, so intent is irrelevant, i.e., a physician’s financial relationships with or referrals to a laboratory must meet an exception or the referrals are prohibited. Thus, unlike the Anti-Kickback Statute’s safe harbors, if an arrangement or transaction does not meet a Stark Law exception’s requirements, the arrangement or transaction at issue will be deemed to be out of compliance with the Stark Law and, in turn, will be subject to the Stark Law’s penalties. Many states have also adopted statutes similar to the Stark Law, some of which apply to payments in connection with the referral of patients for healthcare items or services reimbursed by any source, not only governmental payor programs.

Civil Monetary Penalties Law

The Federal Civil Monetary Penalties Law prohibits the offering or giving of remuneration, including the provision of free items and services, to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a Federal or state governmental program. Violations could lead to civil money penalties of up to $10,000 for each wrongful act, assessment of three times the amount claimed for each item or service and exclusion from the Federal healthcare programs.

Corporate Practice of Medicine

Numerous states, including California, have enacted laws prohibiting business corporations, such as us, from practicing medicine and employing or engaging physicians to practice medicine. These laws are designed to prevent interference in the medical decision-making process by anyone who is not a licensed physician. This prohibition is generally referred to as the prohibition against the corporate practice of medicine. Violation of this prohibition may result in civil or criminal fines, as well as sanctions imposed against us and/or the professional through licensing proceedings.

State Laboratory Licensing

In addition to our CLIA certification, licensure is required and maintained for our laboratory under certain state laws. Such laws establish standards for the day-to-day operation of a clinical laboratory, physical facilities requirements, equipment requirements, training and skills required of personnel and quality control. In addition, certain state laws mandate proficiency testing, which involves testing of specimens that have been specifically prepared for testing at our laboratory. We maintain a current license in good standing with each state that requires us to obtain licensure to accept specimens. We believe we are in compliance with applicable licensing laws.

We may become aware from time to time of other states that require out-of-state laboratories to obtain licensure in order to accept specimens from the state, and it is possible that other states do have such requirements or will have such requirements in the future. If we identify any other state with such requirements or if we are contacted by any other state advising us of such requirements, we intend to follow instructions from the state regulators as to how we should comply with such requirements.

Other Requirements

Our laboratory is subject to federal, state and local regulations relating to the handling and disposal of regulated medical waste, hazardous waste and biohazardous waste, including chemical, biological agents and compounds, blood and bone marrow samples and other human tissue. Typically, we use outside vendors who are contractually obligated to comply with applicable laws and regulations to dispose of such waste. These vendors are licensed or otherwise qualified to handle and dispose of such waste. Historically, our costs associated with handling and disposal of such wastes have not been material.

The Occupational Safety and Health Administration, or OSHA, has established extensive requirements relating to workplace safety for healthcare employers, including requirements to develop and implement programs to protect workers from exposure to blood-borne pathogens by preventing or minimizing any exposure through needle stick or similar penetrating injuries.

Pursuant to its authority under the federal Food, Drug and Cosmetic Act, or FDCA, the FDA has regulatory responsibility over instruments, test kits, reagents and other devices used to perform diagnostic testing by laboratories such as ours. Specifically, the manufacturers and suppliers of ASRs, which we obtain for use in diagnostic tests, are subject to regulation by the FDA and are required to, among other things, register their establishments with the FDA, to conform manufacturing operations to the FDA’s Quality System Regulation, or QSR, and to comply with certain reporting and other record keeping requirements.

The FDA also regulates the sale or distribution, in interstate commerce, of products classified as medical devices under the FDCA, including in vitro diagnostic tests, or IVDs. Such devices must undergo premarket review by the FDA prior to commercialization unless the device is of a type exempted from such review by statute or pursuant to the FDA’s exercise of enforcement discretion. LDTs are a class of IVD products that are developed, validated, manufactured, and offered within a single laboratory. Although most LDTs are subject to FDA regulation as IVD medical devices, FDA, to date, has decided to exercise enforcement discretion to exempt LDTs from regulation, including the requirement for premarket clearance or approval. The FDA regularly considers revisiting its policy of enforcement discretion. See “Risk Factors—Risks Relating to Regulatory and Compliance Matters—Our products are currently subject to the FDA’s exercise of enforcement discretion, and we could incur substantial costs and delays associated with meeting requirements for premarket clearance or approval or experience decreased demand or reimbursement for our products if the FDA’s enforcement policies change.” for a discussion of the possible impact of the FDA’s regulation of our products.

Compliance Program

Because compliance with government rules and regulations is a significant concern throughout our industry, in part due to evolving interpretations of these rules and regulations, we have established a compliance program that is overseen by our Compliance Committee. Our Compliance Committee consists of certain members of our board of directors, and our management provides periodic reports on compliance operations to the Compliance Committee.

We seek to conduct our business in compliance with all statutes and regulations applicable to our operations. To this end, we conduct both internal and external in-depth reviews of procedures, personnel and facilities to ensure regulatory compliance throughout our operations. We provide periodic and comprehensive training programs to our personnel, which are intended to promote the strict observance of our policies designed to ensure compliance with the statutes and regulations applicable to our operations.

Intellectual Property Rights

We rely heavily upon trade secrets, know-how, continuing technological innovation, and may rely upon licensing opportunities in the future, to develop and maintain our competitive position. We protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with suppliers, employees, consultants, collaborators, researchers and others who may have access to proprietary information. Our success will depend significantly on our ability to obtain and maintain proprietary protection for the technologies, inventions, know-how and products we consider important to our business, preserve the confidentiality of our trade secrets and operate our business without infringing on the proprietary rights of third parties.

Employees

As of March 31, 2014, we employed 59 employees, all of whom were full-time. Our employees are engaged in either specimen preparation, regulatory affairs, operations, development, business and corporate development, sales and marketing, quality assurance and control or finance and administration. None of our employees are subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our current executive officers and directors:

Name	Age	Position(s)
Executive Officers
Greg Hamilton	44	Chief Executive Officer and Director
Jorge Garces, Ph.D.	42	President and Chief Operating Officer
Shannon Blalock, Pharm.D.	40	Chief Commercial Officer
Jeffrey G. Black	46	Chief Financial Officer
Non-Employee Directors
François Ferré, Ph.D.	55	Co-Chairman of the Board of Directors
J. Matthew Mackowski	60	Co-Chairman of the Board of Directors
James Glavin	79	Director
Ann Kessler, Ph.D.	71	Director
Deval Lashkari, Ph.D.	47	Director
Magda Marquet, Ph.D.	55	Director

(1)	Member of the compensation committee
(2)	Member of the audit committee
(3)	Member of the nominating and corporate governance committee

Executive Officers

Greg Hamilton.    Mr. Hamilton has served as our Chief Executive Officer since February 2014 and as a director since May 2013, and previously served as our President from May 2013, when we acquired IDGenetix, Inc., to February 2014. Prior to joining us, Mr. Hamilton was Chief Executive Officer of RGTN Inc., a consulting company, from February 2012 to May 2013. From October 2009 to January 2012, he served as Chief Operating Officer and Chief Financial Officer of Enigma Diagnostics, Inc., a biotechnology company. From July 2008 to October 2009, he served as Vice President, Operations, Planning and Analysis at Hologic Inc. (formerly Third Wave Technologies Inc.), a healthcare developer, manufacturer and supplier. Mr. Hamilton received his M.B.A. from the University of Chicago Booth School of Business and his Bachelor of Science from Purdue University.

Our board of directors believes Mr. Hamilton’s depth of operating and senior management experience in our industry provide him with the qualifications and skills to serve on our board of directors.

Jorge Garces, Ph.D.    Dr. Garces has served as our President and Chief Operating Officer since February 2014 and served as our Chief Operating Officer from June 2013 to February 2014. Prior to joining us, he served as Senior Vice President, Research and Development, at GenMark Diagnostics, a biotechnology company, from February 2012 to June 2013. Prior to GenMark, he served as Chief Executive Officer and President of Enigma Diagnostics, Inc., a biotechnology company, from October 2009 to February 2012. Dr. Garces also served as Vice President and Site Operations Manager at Hologic, Inc. (formerly Third Wave Technologies Inc.), a healthcare developer, manufacturer and supplier, from July 2008 to October 2009, where he led the development and submission to the FDA for approval of their Cystic Fibrosis and human papillomavirus products. Additionally, Dr. Garces held senior executive roles at Hologic, Inc. from October 2005 to July 2008 and earlier in his career held positions in clinical diagnostic laboratories including Genzyme Genetics and Athena Diagnostics, Inc. Dr. Garces earned his Ph.D. in Cell and Molecular Biology from the City University of New York. He completed his post-doctoral training at the University of Massachusetts Medical School and received an M.B.A. from the Kellogg Graduate School of Management. Dr. Garces received a Bachelor’s degree in Biology from the City University of New York—Brooklyn College.

Shannon Blalock, Pharm.D.    Dr. Blalock has served as our Chief Commercial Officer since May 2013 when we acquired IDGenetix, Inc. Prior to joining us, he served as the Global Head, Marketing and Commercial Strategy, within the Diagnostic Business Unit of GlaxoSmithKline, a pharmaceutical company, from December 2011 to May 2013. Prior to this, Dr. Blalock worked as Global Marketing Director in the Global Center of Excellence within the European Pharmaceuticals Division of GlaxoSmithKline from October 2009 to December 2011. Dr. Blalock also served as a United States Commercial Brand Director for GlaxoSmithKline from January 2007 through October 2009. Before this, Dr. Blalock worked as a Commercial Matrix Team Leader at GlaxoSmithKline. Earlier in his career, Dr. Blalock worked at Novartis Pharmaceutical as a post-doctoral fellow in their Neuroscience Business Unit. Dr. Blalock earned his Pharm.D. and his B.A. in Chemistry from the University of North Carolina at Chapel Hill.

Jeffrey G. Black.    Mr. Black has served as our Chief Financial Officer since April 2014. Mr. Black served as Chief Financial Officer of Verenium Corporation, a life sciences company, from March 2011 until its acquisition by BASF Corporation in December 2013, and as Chief Accounting Officer of Verenium Corporation from April 2005 to March 2011. From September 2003 to April 2005, Mr. Black served as Executive Director of Accounting and Corporate Controller of Isis Pharmaceuticals, Inc. From September 2000 to August 2003, Mr. Black was a Principal and Interim Financial Executive of Regent Pacific Management Corporation, a financial advisory firm through which he served as Vice President of Finance and Corporate Controller of Clarent Corporation, and Vice President and Corporate Controller of Accelerated Networks, Inc., both telecommunications technology companies. Mr. Black is a certified public accountant (inactive) and began his career with Ernst & Young LLP. Mr. Black currently serves on the board of directors of Cellana, Inc., a privately held biotechnology company. Mr. Black holds a Bachelor’s degree in business from the University of Arizona.

Non-Employee Directors

François Ferré, Ph.D.    Dr. Ferré has served as Co-Chairman of our board of directors since May 2013 and served as Chairman of our board of directors from our inception in January 2008 to May 2013. Dr. Ferré served as our Chief Executive Officer from June 2010 to May 2013. In 1998, he co-founded Althea Technologies, Inc., a biotechnology company, and served in a number of senior management positions, and currently serves as a director. Althea Technologies was acquired by Ajinomoto Co., Inc., or Ajinomoto, in March 2013 and changed its name to Ajinomoto Althea, Inc. Dr. Ferré has held management positions at The Immune Response Corporation, a biotechnology company, from 1990 to 1997 and Cytometrics, a biotechnology company, from 1988 to 1990. Dr. Ferré received his Ph.D. in Molecular Oncology from the Pasteur Institute in Lille, France and did his post-doctoral training at the University of California-San Diego. Dr. Ferré holds a Master of Biochemistry from Paul Sabatier University in Toulouse, France and a Bachelor’s degree in Biochemistry from the Paul Sabatier University in Toulouse, France.

Our board of directors believes Dr. Ferré’s expertise and experience in the life sciences and technology industries and his educational background provide him with the qualifications and skills to serve on our board of directors.

J. Matthew Mackowski.    Mr. Mackowski has served on our board of directors since our inception in January 2008 and as Co-Chairman of our board of directors since May 2013. He served on the board of directors of Althea Technologies, Inc., a biotechnology company, from 2006 until it was acquired by Ajinomoto in March 2013. Mr. Mackowski is Chairman and Managing Director of Telegraph Hill Partners, an investment partnership focused on developing life science and medical technology companies that he joined in January 2002. He received a B.A. from Duke University and an M.B.A. from The Wharton School.

Our board of directors believes Mr. Mackowski’s expertise and 34 years of experience in the life sciences and venture capital industries and his educational background provide him with the qualifications and skills to serve on our board of directors.

James Glavin.    Mr. Glavin has served on our board of directors since January 2008. From April 1987 to June 1993, Mr. Glavin served as President, Chief Executive Officer and Chairman of the Board of The Immune Response Corporation, a biotechnology company. From January 1987 to June 1990, he served as Chairman of the Board of Directors of Smith Laboratories, Inc., a medical products company. Mr. Glavin previously served as a Director of Inhale Therapeutic Systems, Inc. and AVANIR Pharmaceuticals and is currently a member of the board of directors of Ajinomoto Althea, Inc. and the Meridian Fund. Mr. Glavin holds a Bachelor of Science degree in Economics from Holy Cross College and an M.B.A. degree from Harvard Business School.

Our board of directors believes Mr. Glavin’s expertise and experience in the healthcare industry and his educational background provide him with the qualifications and skills to serve on our board of directors.

Ann Kessler, Ph.D.    Dr. Kessler has served on our board of directors since April 2010. From January 1969 to December 1989, Dr. Kessler held several senior positions at Hoffmann—La Roche, Inc., a global pharmaceuticals and diagnostics company, including Vice-President and Head of Exploratory Research and Vice-President of Pharmacology. From January 1990 to July 1995 she was head of the Portfolio Management Board of Global Pharmaceuticals at F. Hoffmann—La Roche AG. Dr. Kessler currently serves on the Board of Directors of Epigenomics AG and MedGenesis Therapeutix. She previously served on the Board of Directors of Spectrum Pharmaceuticals and CroMedica. Dr. Kessler received her B.S. degree from the college of Notre Dame of Maryland in 1965, her B.S. in Biochemistry from Northwestern University in 1967, and her Ph.D. in Biochemistry from New York University in 1973.

Our board of directors believes that Dr. Kessler’s expertise and experience in the pharmaceutical industry and her educational background provide her with the qualifications and skills to serve on our board of directors.

Deval Lashkari,Ph.D.    Dr. Lashkari has served on our board of directors since January 2008. He served on the board of directors of Althea Technologies, Inc. a biotechnology company, from 2006 until it was acquired by Ajinomoto in March 2013. Dr. Lashkari joined Telegraph Hill Partners in 2001 and currently serves as a Senior Partner. Dr. Lashkari has worked in the life sciences area since 1988 developing and commercializing novel technologies. He received a B.A. from the University of California-Berkeley and a Ph.D. from Stanford University.

Our board of directors believes Dr. Lashkari’s expertise and experience in the life sciences industry and his educational background provide him with the qualifications and skills to serve on our board of directors.

Magda Marquet, Ph.D.    Dr. Marquet has served on our board of directors since January 2008. In 1998, she co-founded Althea Technologies, Inc., a biotechnology company, and served in a number of senior management positions, and serves as co-chairman of the board of directors. Dr. Marquet was formerly Executive Director of Pharmaceutical Development at Vical Incorporated, a biotechnology company, from 1992 to 1998, where she patented several methods for the production of clinical grade DNA for use in gene therapy and DNA vaccines. Prior to joining Vical, Dr. Marquet held management positions at Amylin Pharmaceuticals Inc. from 1990 to 1992, Protein Polymer Technologies, from 1989 to 1990, Syntro Corporation, from 1986 to 1989, and Transgene Inc., from 1983 to 1986. Dr. Marquet is the chairwoman of BIOCOM and a member of the executive committee of the board of the UCSD Moores Cancer Center, each a private organization. Dr. Marquet received her Ph.D. in Biochemical Engineering from the University of Toulouse/INSA, France and holds a Bachelor’s degree in Biochemical Engineering from the University of Toulouse/INSA, France.

Our board of directors believes Dr. Marquet’s expertise and experience in the life sciences industry and her educational background provide her with the qualifications and skills to serve on our board of directors.

Board Composition

Six of our seven current directors were elected to serve as members of our board of directors pursuant to an amended and restated voting agreement, dated May 30, 2013, by and among us and certain of our stockholders.

Pursuant to the amended and restated voting agreement, (1) Dr. Lashkari and Mr. Mackowski were designated to serve on our board of directors as representatives of our preferred stockholders, as designated by Telegraph Hill Partners, (2) Dr. Ferré and Dr. Marquet were designated to serve on our board of directors as representatives of our preferred stockholders, as designated by the Ferré and Marquet Trust, and (3) Mr. Glavin and Dr. Kessler were designated to serve on our board of directors as independent directors, as designated by the directors in subclauses (1) and (2). Mr. Hamilton was elected to our board as the representative of our common stockholders. The amended and restated voting agreement will terminate upon the closing of this offering; members previously elected to our board of directors pursuant to the amended and restated voting agreement will continue to serve as directors until their successors are duly elected and qualified by holders of our common stock.

Our business and affairs are organized under the direction of our board of directors, which currently consists of seven members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required.

Our board of directors has determined that all of our directors, except              are independent directors, as defined by Rule 5605(a)(2) of the NASDAQ Listing Rules.

In accordance with the terms of our amended and restated certificate of incorporation and bylaws, which will be effective immediately prior to closing of this offering, our board of directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms.

Effective upon the closing of this offering, our board of directors will be comprised of the following classes:

•	Class I, which will consist of , and , whose terms will expire at our annual meeting of stockholders to be held in 2015;

•	Class II, which will consist of , and , whose terms will expire at our annual meeting of stockholders to be held in 2016; and

•	Class III, which will consist of , and , whose terms will expire at our annual meeting of stockholders to be held in 2017.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently seven members. The authorized number of directors may be changed only by resolution by a majority of the board of directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.

Board Leadership Structure

Our board of directors is currently co-chaired by Dr. Ferré and Mr. Mackowski. As a general policy, our board of directors believes that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of the board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of the board of directors as a whole. As such, Mr. Hamilton serves as our Chief Executive Officer while Dr. Ferré and Mr. Mackowski serve as our Co-Chairmen of the board of directors but are not officers. We expect and intend the positions of Chairman of the board of directors and Chief Executive Officer to continue to be held by separate individuals in the future.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of             ,             and             . Our board of directors has determined that each of the members of the audit committee satisfies the NASDAQ Stock Market and SEC independence requirements. Each member of our audit committee can read and understand fundamental financial statements in accordance with NASDAQ audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

            serves as the chair of our audit committee. Our board of directors has determined that             qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NASDAQ Listing Rules. In making this determination, our board has considered             ’s formal education and previous and current experience in financial roles. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•

prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•

reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•

reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the audit committee report that the SEC requires in our annual proxy statement;

•

reviewing and providing oversight of any related-person transactions in accordance with our related-person transactions policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented;

•	reviewing on a periodic basis our investment policy;

•	reviewing the adequacy of the audit committee charter on a periodic basis; and

•	reviewing and evaluating on an annual basis the performance of the audit committee, including compliance of the audit committee with its charter.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and NASDAQ rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee consists of             ,             and             .             serves as the chair of our compensation committee. Our board of directors has determined that each of the members of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and satisfies NASDAQ independence requirements. The functions of this committee include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•	making recommendations to the full board of directors regarding the compensation and other terms of employment of our executive officers;

•

reviewing and making recommendations to the full board of directors regarding performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs for us, as well as modifying, amending or terminating existing plans and programs;

•

evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•	reviewing and making recommendations to the full board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

•

establishing policies with respect to votes by our stockholders to approve executive compensation to the extent required by Section 14A of the Exchange Act and, if applicable, determining our recommendations regarding the frequency of advisory votes on executive compensation;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans and ESPP;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•

reviewing and making recommendations to the full board of directors regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•

reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing the compensation committee report that the SEC requires in our annual proxy statement;

•	reviewing the adequacy of the compensation committee charter on a periodic basis; and

•	reviewing and evaluating on an annual basis the performance of the compensation committee, including compliance of the compensation committee with its charter.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, and all applicable SEC and NASDAQ rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of             ,             and             . Our board of directors has determined that each of the members of this committee satisfies NASDAQ independence requirements.             serves as the chair of our nominating and corporate governance committee. The functions of this committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	considering and assessing the independence of members of our board of directors;

•

developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application and recommending to our board of directors any changes to such policies and principles;

•	considering questions of possible conflicts of interest of directors as such questions arise;

•	reviewing the adequacy of the nominating and corporate governance committee charter on a periodic basis; and

•

reviewing and evaluating on an annual basis the performance of the nominating and corporate governance committee, including compliance of the nominating and corporate governance committee with its charter.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, and all applicable SEC and NASDAQ rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

We have established a compensation committee which has and will make decisions relating to compensation of our executive officers. Our board of directors has appointed             ,             and             to serve on the compensation committee. None of these individuals has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and bylaws, which will be effective immediately prior to closing of this offering, limit our directors’ and officers’ liability to the fullest extent permitted under Delaware corporate law. Delaware corporate law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (unlawful payment of dividends or redemption of shares); or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of our directors or officers shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Delaware law and our amended and restated bylaws provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Such persons are also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION

Our named executive officers for the year ended December 31, 2013, which consist of our principal executive officer, our two other most highly compensated executive officers and our former principal executive officer, are:

•	Greg Hamilton, our current Chief Executive Officer;

•	Jorge Garces, Ph.D., our President and Chief Operating Officer;

•	Shannon Blalock, Pharm.D., our Chief Commercial Officer; and

•	François Ferré, Ph.D., our former Chief Executive Officer.

Summary Compensation Table for the Year Ended December 31, 2013

The following table provides information regarding the compensation earned by our named executive officers during the fiscal year ended December 31, 2013.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(5)	Option Awards ($)(6)	Non-Equity Incentive Plan Compensation ($)(7)	All Other Compensation ($)(8)		Total ($)
Greg Hamilton(1) Chief Executive Officer	2013	189,584	75,878	6,645	42,500	6,590		321,197

Jorge Garces, Ph.D.(2) President and Chief Operating Officer	2013	162,347	75,878	6,645	39,375	5,262		289,507

Shannon Blalock, Pharm.D.(3) Chief Commercial Officer	2013	152,569	65,038	5,696	26,000	12,730	(9)	262,033

François Ferré, Ph.D.(4) Former Chief Executive Officer	2013	107,227	—	—	—	18,712	(10)	125,939

(1)	Mr. Hamilton was hired effective May 30, 2013. The salary above reflects the prorated portion earned from Mr. Hamilton’s hire date through December 31, 2013.
(2)	Dr. Garces was hired effective June 17, 2013. The salary above reflects the prorated portion earned from Dr. Garces’ hire date through December 31, 2013.
(3)	Dr. Blalock was hired effective May 30, 2013. The salary above reflects the prorated portion earned from Dr. Blalock’s hire date through December 31, 2013.
(4)	Dr. Ferré resigned as our Chief Executive Officer effective as of May 31, 2013, but continues to serve as a member of our board of directors and as co-chairman of our board of directors. Dr. Ferré did not receive any compensation in 2013 for his service on our board of directors.
(5)

In accordance with SEC rules, this column reflects the aggregate grant date fair value of the Merger Consideration Stock Awards (as defined below) granted to our named executive officers in connection with our acquisition of IDGenetix, Inc. in May 2013, computed in accordance with Financial Accounting Standards Board ASC Topic 718, or ASC 718. Assumptions used in the calculation of these amounts are included in Note 10 to our Financial Statements. The terms of the Merger Consideration Stock Awards are further described below under “—Equity-Based Incentive Awards.” Seventy-five percent of each award is subject to the achievement of performance conditions; in accordance with SEC rules, the value included in this column for the performance-based portion of the Merger Consideration Stock Awards assumes achievement based on the probable outcome of the performance conditions as of the grant date. The value of the performance-based portion of each Merger Consideration Stock Award assuming achievement of maximum performance would be: Mr. Hamilton—$170,849; Dr. Garces—$170,849; and Dr. Blalock—$146,442. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the lapse of restrictions on the awards or the sale of the common stock underlying such awards.
(6)	In accordance with SEC rules, this column reflects the aggregate grant date fair value of the Merger Consideration Warrants (as defined below) granted to our named executive officers in connection with our acquisition of IDGenetix, Inc. in May 2013, computed in accordance with ASC 718. Assumptions used in the calculation of these amounts are included in Note 10 to our Financial Statements. The terms of the Merger Consideration Warrants are further described below under “—Equity-Based Incentive Awards.” Seventy-five percent of each warrant is subject to the achievement of performance conditions; in accordance with SEC rules, the value included in this column for the performance-based portion of the Merger Consideration Warrants assumes achievement based on the probable outcome of the performance conditions as of the grant date. The value of the performance-based portion of each Merger Consideration Warrant assuming achievement of maximum performance would be: Mr. Hamilton—$14,963; Dr. Garces—$14,963; and Dr. Blalock—$12,825. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the lapse of restrictions on the warrants, the exercise of the warrants, or the sale of the common stock underlying such warrants.
(7)	Amounts shown represent annual performance-based bonuses earned for 2013. For more information, see below under “—Annual Performance-Based Bonus Opportunity.”
(8)	Amounts shown in this column for all named executive officers include 401(k) matching contributions and life and disability insurance premiums paid by us on behalf of the named executive officers. For more information regarding these benefits, see below under “—Perquisites, Health, Welfare and Retirement Benefits.”
(9)	Amount includes reimbursement to Dr. Blalock in the amount of $8,000 for relocation expenses incurred in connection with his relocation to San Diego, pursuant to the terms of his letter agreement, as further described below under “—Agreements with our Executive Officers.”
(10)	Amount includes $13,881 for payment of continued health insurance premiums following Dr. Ferré’s termination of employment, as further described below under “—Potential Payments upon Termination or Change of Control.”

Base Salary

Base salaries for our executives are initially established through arm’s-length negotiation at the time the executive is hired, taking into account such executive’s qualifications, experience, prior salary, the scope of his or her responsibilities, and competitive market compensation paid by other companies for similar positions within the industry. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. In making decisions regarding salary increases, we may also draw upon the experience of members of our board of directors with other companies. The compensation committee has not previously applied specific formulas to determine increases, although it has generally awarded increases as a percentage of an executive officer’s then-current base salary. This strategy is consistent with our intent of offering base salaries that are cost-effective while remaining competitive.

The following table sets forth the 2013 annual base salary for each of our named executive officers:

Name	2013 Base Salary
Greg Hamilton	$340,000
Jorge Garces, Ph.D.	$315,000
Shannon Blalock, Pharm.D.	$260,000
François Ferré, Ph.D.	$277,862

On May 26, 2014, our board of directors approved base salary increases for Mr. Hamilton and Drs. Garces and Blalock. Effective June 1, 2014, Mr. Hamilton’s base salary was increased by 17.6% to $400,000, Dr. Garces’ base salary was increased by 17.5% to $370,000, and Dr. Blalock’s base salary was increased by

11.5% to $290,000. Our board of directors determined that these levels of base salary increases for Mr. Hamilton and Drs. Garces and Blalock were appropriate to bring their base salary levels in line with compensation paid to executives of companies similar to our company.

Annual Performance-Based Bonus Opportunity

In addition to base salaries, our named executive officers are eligible to receive annual performance-based cash bonuses, which are designed to provide appropriate incentives to our executives to achieve defined annual corporate goals and to reward our executives for individual achievement towards these goals. The annual performance-based bonus each named executive officer is eligible to receive is generally based on the extent to which we achieve the corporate goals that our board of directors establishes each year. At the end of each year, our board of directors reviews our performance against each corporate goal and approves the extent to which we achieved each of our corporate goals.

Each executive’s initial potential bonus award is determined based on the extent to which we achieve our corporate goals and the executive’s target bonus for the year. However, our board of directors also considers each named executive officer’s individual contributions towards reaching our annual corporate goals and may adjust an individual’s bonus award downward, if necessary, based on the executive’s individual performance. Our board of directors does not typically establish specific individual goals for our named executive officers. There is no minimum bonus percentage or amount established for the named executive officers and, as a result, the bonus amounts vary from year to year based on corporate and individual performance. For 2013, Mr. Hamilton and Dr. Garces were eligible to receive a target bonus of 50% of their respective annual base salary and Dr. Blalock was eligible to receive a target bonus of 40% of his annual base salary, pursuant to the terms of their employment letter agreements described below under “—Agreements with our Executive Officers.”

The corporate goals for 2013 were primarily based upon total revenue and EBITDA achievement. In early 2014, our board of directors reviewed our corporate goals and determined that we had achieved our EBITDA target and that we had partially achieved our revenue target, resulting in an overall achievement of 25% of our corporate goals. The board of directors determined that each of our named executive officers had contributed significantly to our corporate performance, and accordingly, our board of directors awarded Mr. Hamilton and Drs. Garces and Blalock 25% of their target bonus amounts.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align the interests of our stockholders with those of our employees and consultants, including our named executive officers. Our board of directors is responsible for approving equity grants. Vesting of the equity awards is generally tied to continuous service with us and serves as an additional retention measure. We make grants periodically as necessary to incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

Prior to this offering, we have generally granted equity awards pursuant to the 2008 plan, the terms of which are described below under “—Equity Benefit Plans.” All options are granted with a per share exercise price equal to no less than the fair market value of a share of our common stock on the date of the grant of such award.

Other than the special awards described below in connection with our acquisition of IDGenetix, Inc., our board of directors did not grant any stock options or other stock awards to any of our named executive officers in 2013. The need to grant additional stock options to our named executive officers will be reviewed by the compensation committee or our board of directors in the future on at least an annual basis.

In connection with our acquisition of IDGenetix, Inc. in May 2013, we issued, as merger consideration, restricted shares of common stock, or the Merger Consideration Stock Awards, and warrants to purchase common stock, or the Merger Consideration Warrants, to each of Mr. Hamilton and Drs. Garces and Blalock who were, collectively, all of the stockholders of IDGenetix, Inc. at the time of the acquisition.

The number of restricted shares subject to the Merger Consideration Stock Awards issued to Mr. Hamilton and Drs. Garces and Blalock were 1,339,989, 1,339,989 and 1,148,561, respectively. The Merger Consideration Warrants issued to Mr. Hamilton and Drs. Garces and Blalock are exercisable for up to 665,000 shares, 665,000 shares and 570,000 shares, respectively. Each of the Merger Consideration Warrants has an exercise price of $2.50 per share and is exercisable for five years from the date of the acquisition. If not exercised earlier, the Merger Consideration Warrants will be automatically deemed to have been exercised by way of net exercise immediately prior to the closing of this offering.

100% of each Merger Consideration Stock Award and 100% of each Merger Consideration Warrant (and any shares issuable upon exercise of such Merger Consideration Warrants) is subject to a holdback arrangement in order to be available to hold harmless and indemnify the Company in the case of any indemnifiable claims under the agreement and plan of merger and reorganization for the acquisition, or the merger agreement. This holdback is generally scheduled to terminate 180 days after the date of our company’s audited financial statements for 2015, but will terminate sooner in certain circumstances, including in connection with a liquidity event, which is defined to be the sale of our company or substantially all of our assets or the closing of this offering. 75% of each Merger Consideration Stock Award and 75% of each Merger Consideration Warrant (and any shares issuable upon exercise of such warrant) is additionally subject to a right of repurchase at $0.0001 per share in favor of our company if certain revenue and EBITDA targets are not met in fiscal year 2015, as reflected in the audited financial statements for such year, or the 2015 Milestone Event. This repurchase right terminates in connection with a liquidity event. In addition, if prior to the earlier of (i) a liquidity event, (ii) (x) if the 2015 Milestone Event is met, the date of audited financial statements for 2015, and (y) if the 2015 Milestone Event is not met, the date that is 180 days after the date of the audited financial statements for 2015, any of Mr. Hamilton, Dr. Garces or Dr. Blalock (a) breaches certain provisions of his inventions assignment agreement with us or (b) terminates his employment with us other than for “good reason” or has his employment with us terminated by us for “cause,” we can repurchase 100% of the executive’s Merger Consideration Stock Award shares and any shares acquired through exercise of the Merger Consideration Warrant at $0.0001 per share and can terminate the executive’s Merger Consideration Warrant, if not previously exercised. “Good reason” and “cause” have, for this purpose, the same meanings as those set forth below under “—Potential Payments Upon Termination or Change of Control.”

In connection with this offering, our board of directors adopted new equity incentive plans described below under “—Equity Benefit Plans.” The 2014 plan will replace our existing 2008 plan immediately upon this offering and, as described below, will provide us with greater flexibility in making a wide variety of equity awards.

Agreements with our Executive Officers

Below are descriptions of our employment letter agreements with certain of our executive officers, including each of our named executive officers. Each of our named executive officers’ employment is “at will” and may be terminated at any time.

Agreement with Mr. Hamilton.    We entered into a letter agreement with Mr. Hamilton in May 2013 that governs the current terms of his employment with us. Pursuant to the agreement, Mr. Hamilton is entitled to an annual base salary of $340,000 (which was increased in May 2014 to $400,000) and is eligible to receive an annual target performance bonus of 50% of his base salary (actual bonus paid may be as low as 0% or as high as 100%), as determined by our board of directors. Mr. Hamilton is additionally entitled to certain severance benefits pursuant to his agreement, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Agreement with Dr. Garces.    We entered into a letter agreement with Dr. Garces in May 2013 that governs the current terms of his employment with us. Pursuant to the agreement, Dr. Garces is entitled to an annual base salary of $315,000 (which was increased in May 2014 to $370,000) and is eligible to receive an annual target performance bonus of 50% of his base salary (actual bonus paid may be as low as 0% or as high as 100%), as determined by our board of directors. Dr. Garces is additionally entitled to certain severance benefits pursuant to his agreement, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Agreement with Dr. Blalock.    We entered into a letter agreement with Dr. Blalock in May 2013 that governs the current terms of his employment with us. Pursuant to the agreement, Dr. Blalock is entitled to an annual base salary of $260,000 (which was increased in May 2014 to $290,000) and is eligible to receive an annual target performance bonus of 40% of his base salary (actual bonus paid may be as low as 0% or as high as 100%), as determined by our board of directors. The letter agreement also provided that Dr. Blalock would relocate to the San Diego area within three months following his May 2013 start date and that in order to assist with such relocation, we would reimburse Dr. Blalock up to a total of $8,000 for his relocation expenses. Dr. Blalock is additionally entitled to certain severance benefits pursuant to his agreement, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Agreement with Dr. Ferré.    Dr. Ferré resigned as our Chief Executive Officer in May 2013. Dr. Ferré was not entitled to any severance benefits upon his resignation of employment. However we determined, in our discretion, to pay the monthly premiums for Dr. Ferré to continue his health insurance benefits following his termination. Dr. Ferré did not have any employment or letter agreement in place during 2013 governing his employment with us and does not have any agreement with us regarding his separation from employment.

Agreement with Mr. Jeffrey Black.    Mr. Black commenced employment with us as our Chief Financial Officer on April 7, 2014. We entered into a letter agreement with Mr. Black in March 2014 that governs the current terms of his employment with us. Pursuant to the agreement, Mr. Black is entitled to an annual base salary of $295,000, and is eligible to receive an annual target performance bonus of 45% of his base salary (actual bonus paid may be as low as 0% or as high as 70%), as determined by our board of directors. Pursuant to his employment agreement, on June 30, 2014, Mr. Black was granted an option to purchase 225,000 shares of our common stock at an exercise price of $2.31 per share. 25% of the shares subject to the option will vest on the one-year anniversary of the date of hire and 75% of the shares subject to the options will vest in equal monthly installments over the following three years. Mr. Black is additionally entitled to certain severance benefits pursuant to his agreement, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Potential Payments Upon Termination or Change of Control

Regardless of the manner in which an executive officer’s (including our named executive officers) service terminates, the executive officer is entitled to receive amounts earned during his or her term of service, including salary and unused vacation pay. In addition, each of our executive officers other than Dr. Ferré is eligible to receive certain benefits pursuant to his or her letter agreements with us described above under “—Agreements with our Executive Officers.”

Under the terms of the letter agreements for Mr. Hamilton, Dr. Garces, Dr. Blalock and Mr. Black, upon a termination without “cause” (and other than as a result of the executive officer’s death or disability), or for “good reason,” each as defined below, each executive officer is eligible to receive six months of salary continuation at his base salary rate then in effect. In addition, under his letter agreement, Mr. Black is entitled to accelerated vesting of 100% of the shares subject to the stock option to purchase up to 225,000 shares awarded to Mr. Black in connection with the commencement of his employment if he is terminated without “cause” or for “good reason” within 12 months of a change of control. Each of the severance benefits described above is contingent upon the executive officer’s delivery to us of a satisfactory release of claims.

For purposes of each of our respective named executive officers’ letter agreements:

•

“cause” generally means: (a) the executive’s failure, disregard or refusal to perform his material duties or obligations to our company; (b) any willful, intentional or negligent act by the executive having the effect of materially injuring (whether financially or otherwise) the business or reputation of our company or any of our affiliates, including but not limited to, any senior officer, director or executive of our company; (c) willful misconduct by the executive with respect to any of the executive’s material duties or obligations, including, without limitation, willful insubordination with respect to directions received by the executive from our board of directors; (d) the executive’s indictment of any felony involving moral turpitude (including entry of a nolo contendere plea); (e) the good faith determination by our board of directors that the executive engaged in some form of harassment or discrimination prohibited by law (including, without limitation, age, sex or race harassment or discrimination); (f) the executive’s misappropriation or embezzlement of the property of our company or our affiliates (whether or not a misdemeanor or felony); and (g) the executive’s material breach of any of the provisions of the executive’s employment letter agreement, of any company policy, and/or of the executive’s Proprietary Information and Inventions Agreement with our company; provided, however, that the actions or conduct described in clauses (a), (c) and (g) above will constitute cause only if such actions or conduct continue after our board of directors has provided the executive with written notice thereof and thirty (30) days opportunity to cure the same (provided that our board of directors is not obligated to provide such written notice and opportunity to cure if the action or conduct is not reasonably susceptible to cure). The determination that a termination is for cause shall be made by our board of directors in its sole, good faith, discretion.

•

“good reason” shall mean the executive’s resignation from service with our company upon any of the following without the executive’s prior written consent: (a) the executive’s base salary is reduced by more than thirty percent (30%) of the executive’s then current base salary; (b) the executive’s duties, authority or responsibilities are materially reduced; (c) the occurrence of a material breach by our company of any of its obligations to the executive under his employment letter agreement (including without limitation a reduction in salary). Notwithstanding the foregoing, in order to resign for good reason, the executive must (1) provide written notice to our company within 60 days after the first occurrence of the event giving rise to good reason setting forth the basis for the executive’s resignation, (2) allow our company at least 30 days from receipt of such written notice to cure such event, and (3) if such event is not reasonably cured within such period, the executive’s resignation from all positions the executive then holds with our company is effective not later than 90 days after the expiration of the cure period.

The Merger Consideration Stock Awards and Merger Consideration Warrants that were issued to Mr. Hamilton and Drs. Garces and Blalock in the acquisition of IDGenetix, Inc. in May 2013 are subject to repurchase and termination rights, respectively, that are terminated upon a liquidity event and certain types of termination events, more fully described above under “—Equity-Based Incentive Awards.”

The equity awards that we granted to Dr. Ferré, and, may in the future grant to our named executive officers under our equity incentive plans, are also subject to the termination and change in control provisions of such plans. For a description of the termination and change of control provisions in such equity incentive plans applicable to such stock awards, see “—Equity Benefit Plans—2014 Equity Incentive Plan” and—2008 Equity Incentive Plan.”

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding equity awards granted to our named executive officers that remained outstanding as of December 31, 2013.

	Option Awards								Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option exercise price per share ($)(1)	Option expiration date	Number of Shares or Units of Stock that have not Vested (#)(2)	Market Value of Shares or Units of Stock that have not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights that have not Vested ($)(3)
Greg Hamilton	5/30/2013	166,250	(5)	—	498,750	(6)	$2.50	5/29/2018	334,997	$237,847	1¸004,992	$713,544
Jorge Garces, Ph.D.	5/30/2013	166,250	(5)	—	498,750	(6)	$2.50	5/29/2018	334,997	$237,847	1¸004,992	$713,544
Shannon Blalock, Pharm.D.	5/30/2013	142,500	(5)	—	427,500	(6)	$2.50	5/29/2018	287,140	$203,869	861,421	$611,609
François Ferré, Ph.D.	7/22/2010	19,788	(7)	861	—		$0.52	7/22/2020	—	—	—	—

(1)	All of the option awards were granted with a per share exercise price equal to or greater than the fair market value of one share of our common stock on the date of grant, as determined in good faith by our board of directors, often with the assistance of a third-party valuation expert.
(2)	Represents the portion of the Merger Consideration Stock Award granted in May 2013 that is subject to a holdback arrangement and the right of our company to repurchase the shares under certain circumstances. The number of shares reflected above will be released from such holdback arrangement and repurchase right upon the closing of this offering, provided that the executive does not breach his inventions assignment agreement with us and his service with our company is not terminated for cause or by the executive other than for good reason prior to such time. The terms of the Merger Consideration Stock Award are more fully described above under “—Equity-Based Incentive Awards.”
(3)	Because our company’s common stock was not traded on a public market on December 31, 2013, our market value has been determined based on a per-share common stock value of $0.71, which was the per share value of our common stock as determined by an independent valuation firm as of December 31, 2013.
(4)	Represents the portion of each Merger Consideration Stock Award granted in May 2013 that is subject to our company’s right to repurchase the shares in the event that the 2015 Milestone Event does not occur, in addition to the holdback and repurchase rights described in footnote (2) above. The number of shares reflected above represents the total number of shares that will be released from our company’s holdback arrangement and repurchase right upon the closing of this offering, provided that the executive does not breach his inventions assignment agreement with us and his service with our company is not terminated for cause or by the executive other than for good reason prior to such time. The terms of the Merger Consideration Stock Award are more fully described above under “—Equity-Based Incentive Awards.”
(5)	Represents the portion of each Merger Consideration Warrant granted in May 2013 that is subject to a holdback arrangement and the right of our company to repurchase the shares or cancel the warrant under certain circumstances. The number of shares subject to the Merger Consideration Warrant reflected above will be released from such holdback arrangement and repurchase right upon the closing of this offering, provided that the executive does not breach his inventions assignment agreement with us and his service with our company is not terminated for cause or by the executive other than for good reason prior to such time. The terms of the Merger Consideration Warrant are more fully described above under “—Equity-Based Incentive Awards.”
(6)	Represents the portion of each Merger Consideration Warrant granted in May 2013 that is subject to our company’s right to repurchase the shares or cancel the warrant in the event that the 2015 Milestone Event does not occur, in addition to the holdback and repurchase rights described in footnote (5) above. The number of shares reflected above represents the total number of shares subject to the warrant that will be released from our company’s holdback arrangement and repurchase right upon the closing of this offering, provided that the executive does not breach his inventions assignment agreement with us and his service with our company is not terminated for cause or by the executive other than for good reason prior to such time. The terms of the Merger Consideration Warrant are more fully described above under “—Equity-Based Incentive Awards.”
(7)	25% of the shares subject to the option was initially vested on the one-year anniversary of the grant date and 75% of the shares subject to the options vest in equal monthly installments from the one-year anniversary of the grant date over the next three years, subject to Dr. Ferré’s continued service with the Company. The option award was granted under the 2008 plan, the terms of which plans are described below under “—Equity Benefit Plans.”

Narrative Disclosure to Outstanding Equity Awards at Fiscal Year-End Table

Our named executive officers did not exercise any stock option awards during the fiscal year ended December 31, 2013. There were no modifications or cancellations of any stock options or other equity awards during fiscal year ended December 31, 2013.

Perquisites, Health, Welfare and Retirement Benefits

All of our named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, and vision insurance plans, in each case on the same basis as all of our other employees. We also pay the premiums for life insurance for all of our employees, including our named executive officers and we pay the premiums for a disability insurance program for our executive officers, including our named executive officers. We provide a 401(k) plan to our employees, including our named executive officers, as discussed in the section below entitled “—401(k) Plan.” None of our named executive officers participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by us. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interests. We generally do not provide material perquisites or personal benefits to our named executive officers, however we may do so in certain limited circumstances where the board of directors determines appropriate.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our named executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The plan provides that each participant may contribute his or her eligible compensation or the statutory limit, which was $17,500 for calendar year 2013 and 2014. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar years 2013 and 2014 may be up to an additional $5,500 above the statutory limit. The plan permits us to make discretionary contributions, including matching contributions. During 2013, we made discretionary cash matching contributions of 50% of the amount of each participant’s contributions, up to 3% of each participant’s contributions.

Equity Benefit Plans

2014 Equity Incentive Plan

Our board of directors adopted the 2014 plan in                     2014 and our stockholders approved the 2014 plan in                     2014, which will become effective upon the execution and delivery of the underwriting agreement related to this offering. Once the 2014 plan is effective, no further grants will be made under the 2008 plan.

Stock Awards.    The 2014 plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards, all of which may be granted to employees, including officers, non-employee directors and consultants of us and our affiliates. Additionally, the 2014 plan provides for the grant of performance cash awards. ISOs may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve.    Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2014 plan after the 2014 plan becomes effective is the sum of (1)             shares, plus (2) the number of shares (not to exceed              shares) (i) reserved for issuance under our 2008 plan at the time our 2014 plan becomes effective, and (ii) any shares subject to outstanding stock options or other stock awards that were granted under our 2008 plan that are forfeited, terminate, expire or are otherwise not issued.

Additionally, the number of shares of our common stock reserved for issuance under our 2014 plan will automatically increase on January 1 of each year, beginning on January 1, 2015 (assuming the 2014 plan becomes effective before such date) and continuing through and including January 1, 2024, by     % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under our 2014 plan is             shares.

No person may be granted stock awards covering more than             shares of our common stock under our 2014 plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value on the date the stock award is granted. Additionally, no person may be granted in a calendar year a performance stock award covering more than             shares of our common stock or a performance cash award having a maximum value in excess of $            . Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to any covered executive officer imposed by Section 162(m) of the Code.

If a stock award granted under the 2014 plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2014 plan. In addition, the following types of shares of our common stock under the 2014 plan may become available for the grant of new stock awards under the 2014 plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2014 plan may be previously unissued shares or reacquired shares bought by us on the open market. As of the date hereof, no awards have been granted and no shares of our common stock have been issued under the 2014 plan.

Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2014 plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2014 plan, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2014 plan. Subject to the terms of our 2014 plan, the plan administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options.    ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2014 plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2014 plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2014 plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations On Incentive Stock Options.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates, or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited or repurchased by us upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2014 plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2014 plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.    The 2014 plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) earnings before interest, taxes, depreciation, amortization and legal settlements; (5) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (6) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (7) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (8) total stockholder return; (9) return on equity or average stockholder’s equity; (10) return on assets, investment, or capital employed; (11) stock price; (12) margin (including gross margin); (13) income (before or after taxes); (14) operating income; (15) operating income after taxes; (16) pre-tax profit; (17) operating cash flow; (18) sales or revenue targets; (19) increases in revenue or product revenue; (20) expenses and cost reduction goals; (21) improvement in or attainment of working capital levels; (22) economic value added (or an equivalent metric); (23) market share; (24) cash flow; (25) cash flow per share; (26) share price performance; (27) debt reduction; (28) implementation or completion of projects or processes (including, without limitation, clinical trial initiation, clinical trial enrollment, clinical trial results, new and supplemental indications for existing products, regulatory filing submissions, regulatory filing acceptances, regulatory or advisory committee interactions, regulatory approvals, and product supply); (29) stockholders’ equity; (30) capital expenditures; (31) debt levels; (32) operating profit or net operating profit; (33) workforce diversity; (34) growth of net income or operating income; (35) billings; (36) bookings; (37) employee retention; (38) initiation of phases of clinical trials and/or studies by specific dates; (39) patient enrollment rates; (40) budget management; (41) submission to, or approval by, a regulatory body (including, but not limited to the FDA) of an applicable filing or a product candidate; (42) regulatory milestones; (43) progress of internal research or clinical programs; (44) progress of partnered programs; (45) partner satisfaction; (46) timely completion of clinical trials; (47) submission of INDs and new drug applications and other regulatory achievements; (48) research progress, including the development of programs; (49) strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; and (50) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors.

The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item; and (13) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the FDA or any other regulatory body. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the performance goals and to define the manner of calculating the performance criteria we select to use for such performance period. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2014 plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of ISOs, (4) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under the 2014 plan pursuant to Section 162(m) of the Code) and (5) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase right held by us;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate; or

•

make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award over (2) the exercise price otherwise payable in connection with the stock award.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2014 plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of at least 90% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change of Control.    The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change of control. For example, certain of our employees may receive an award agreement that provides for vesting acceleration upon the individual’s termination without cause or resignation for good reason (including a material reduction in the individual’s base salary, duties, responsibilities or authority, or a material relocation of the individual’s principal place of employment with us) in connection with a change of control. Under the 2014 plan, a change of control is generally (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction; (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity; or (3) a consummated sale, lease or exclusive license or other disposition of all or substantially of our consolidated assets.

Amendment and Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2014 plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2014 plan.

2008 Equity Incentive Plan

Our board of directors and our stockholders approved our 2008 plan, which became effective in February 2008, and was further amended by our board of directors and stockholders most recently in May 2013. As of March 31, 2014, there were 1,284,869 shares remaining available for the grant of stock awards under our 2008 plan and there were outstanding stock awards covering a total of 1,132,565 shares that were granted under our 2008 plan.

After the effective date of the 2014 plan, no additional awards will be granted under the 2008 plan, and all awards granted under the 2008 plan that are repurchased, forfeited, expire or are cancelled will become available for grant under the 2014 plan in accordance with its terms.

Stock Awards.    The 2008 plan provides for the grant of ISO, NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards and other forms of stock awards, or collectively, stock awards, all of which may be granted to employees, including officers, non-employee directors and consultants of us and our affiliates. ISOs may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve.    The aggregate number of shares of our common stock reserved for issuance pursuant to stock awards under the 2008 plan is 2,581,230 shares. The maximum number of shares that may be issued upon the exercise of ISOs under our 2008 plan is 365,000 shares.

If a stock award granted under the 2008 plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2008 plan. In addition, the following types of shares under the 2008 plan may become available for the grant of new stock awards under the 2008 plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2008 plan may be previously unissued shares or reacquired shares bought by us on the open market.

Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2008 plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2008 plan, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2008 plan. Subject to the terms of our 2008 plan, the plan administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options.    ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2008 plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2008 plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2008 plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and included in the option agreement and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, (5) a deferred payment or similar arrangement subject to certain conditions and (6) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations On Incentive Stock Options.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the option is not exercisable after the expiration of five years from the date of grant.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (a) the class and maximum number of shares reserved for issuance under the 2008 plan, (b) the class and maximum number of shares that may be issued upon the exercise of ISOs and (c) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    Unless otherwise provided in a stock award agreement or other written agreement between us and a participant, in the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase right held by us;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate; or

•

make a payment equal to the excess of (a) the value of the property the participant would have received upon exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2008 plan, a corporate transaction is generally defined as the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of at least 90% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change of Control.    The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change of control. Under the 2008 plan, a change of control is generally defined as (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction, (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity, (3) approval by the stockholders or our board of directors of a plan of complete dissolution or liquidation of us or our complete dissolution or liquidation occurs or (4) a consummated sale, lease or exclusive license or other disposition of all or substantially of our consolidated assets; provided that a merger effected exclusively for the purpose of changing our domicile shall not be considered a change in control transaction.

In July 2012 our board of directors amended certain stock option awards then outstanding under our 2008 plan (to contain a double trigger acceleration feature), including stock options held by Dr. Ferré, one of our named executive officers. Pursuant to such double trigger acceleration feature, in the event of the holder’s cessation of continuous service without “cause” or for “good reason,” and not due to a death or disability in connection with or within 12 months following consummation of a change in control, the vesting and exercisability of the option will be accelerated in full. “Good reason” for these amendments means: that one or more of the following are undertaken by the Company without the optionholder’s express written consent: (i) the assignment to the optionholder of any duties or responsibilities that results in a material diminution in the optionholder’s function as in effect immediately prior to the effective date of the Change in Control; provided, however, that a change in the optionholder’s title or reporting relationships shall not provide the basis for a voluntary termination with Good Reason; (ii) a material reduction by the Company in the optionholder’s annual base salary, as in effect on the effective date of the Change in Control or as increased thereafter; provided, however, that Good Reason shall not be deemed to have occurred in the event of a reduction in the optionholder’s annual base salary that is pursuant to a salary reduction program affecting substantially all of the employees of the Company and that does not adversely affect the Optionholder to a greater extent than other similarly situated employees; (iii) any failure by the Company to continue in effect any benefit plan or program, including incentive plans or plans with respect to the receipt of securities of the Company, or benefit plans, in which the optionholder was participating immediately prior to the effective date of the Change in Control, or the taking of any action by the Company that would adversely affect the optionholder’s participation in or reduce the optionholder’s benefits under the benefit plans or deprive the optionholder of any fringe benefit that the optionholder enjoyed immediately prior to the effective date of the Change in Control; provided, however, that Good Reason shall not be deemed to have occurred if the Company provides for the optionholder’s participation in benefit plans and programs that, taken as a whole, are comparable to the benefit plans; (iv) a relocation of the optionholder’s business office to a location more than fifty (50) miles from the location at which the optionholder performed the optionholder’s duties as of the effective date of the Change in Control, except for required travel by the optionholder on the Company’s business to an extent substantially consistent with the optionholder’s business travel obligations prior to the effective date of the Change in Control; or (v) a material breach by the Company of any provision of the 2008 plan or the optionholder’s option agreement or any other material agreement between the optionholder and the Company concerning the terms and conditions of the optionholder’s employment.

Amendment and Termination.    The 2008 plan will terminate on February 6, 2018. However, our board of directors has the authority to amend, suspend, or terminate our 2008 plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent.

2014 Employee Stock Purchase Plan

Our board of directors adopted the ESPP in                     2014 and our stockholders approved the ESPP in                      2014. The ESPP will become effective immediately upon the execution and delivery of the underwriting agreement related to this offering. The purpose of the ESPP is to retain the services of new employees and secure the services of new and existing employees while providing incentives for such individuals to exert maximum efforts toward our success and that of our affiliates.

Share Reserve.    Following this offering, the ESPP authorizes the issuance of             shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2015 (assuming the ESPP becomes effective before such date) through January 1, 2024 by the least of (1)     % of the total number of shares of our common stock outstanding on

December 31 of the preceding calendar year, (2)             shares, or (3) a number determined by our board of directors that is less than (1) and (2). The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration.    Our board of directors has delegated its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, we may specify offerings with durations of not more than             months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to     % of their earnings for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the ESPP at a price per share equal to the lower of (1)     % of the fair market value of a share of our common stock on the first date of an offering or (2)     % of the fair market value of a share of our common stock on the date of purchase.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors: (1) customarily employed for more than              hours per week, (2) customarily employed for more than             months per calendar year or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed             years). No employee may purchase shares under the ESPP at a rate in excess of $         worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over     % or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure.    In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year and (3) the number of shares and purchase price of all outstanding purchase rights.

Corporate Transactions.    In the event of certain significant corporate transactions, including the consummation of: (1) a sale of all our assets, (2) the sale or disposition of 90% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately.

Plan Amendments, Termination.    Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances any such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Director Compensation

In 2013, we did not provide any compensation to our non-employee directors. Historically, we have not paid cash or equity compensation to directors who are also our employees for their service on our board of directors, nor have we paid cash or equity compensation to our non-employee directors who are associated with our principal stockholders for service on our board of directors. We have reimbursed and will continue to reimburse all of our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors. As of December 31, 2013, Dr. Kessler held outstanding options covering a total of 48,475 shares of our common stock and Mr. Glavin held outstanding options covering a total of 12,500 shares of our common stock. None of the other non-employee members of our board of directors held outstanding stock options or other stock awards covering our shares of common stock.

Our board of directors adopted a new compensation policy in                     2014 that will become effective upon the execution and delivery of the underwriting agreement related to this offering and will be applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

•	an annual cash retainer of $ ;

•	an additional annual cash retainer of $ for service as chairman of our board of directors;

•	an additional annual cash retainer of $ , $ and $ for service on our audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•	an additional annual cash retainer of $ , $ and $ for service as chairman of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•

an automatic annual option grant to purchase             shares of our common stock for each non-employee director serving on the board of directors on the date of our annual stockholder meeting (including by reason of his or her election at such meeting), in each case vesting monthly until our next annual stockholder meeting subject to the director’s continued service with us (the foregoing grants to non-employee directors joining our board of directors other than at an annual stockholder meeting will be prorated for the number of months remaining until our next annual stockholder meeting);

•

upon first joining our board of directors following this offering an automatic initial grant of an option to purchase shares of our common stock that vests monthly over a three-year period following the grant date subject to the director’s continued service with us; and

•

upon the execution and delivery of the underwriting agreement related to this offering, an automatic option grant to purchase             shares of our common stock to each non-employee director serving on the board of directors on such date that will vest monthly over a three-year period following the grant date subject to the director’s continued service with us.

Each of the option grants described above will vest and become exercisable subject to the director’s continuous service with us, provided that each option will vest in full upon a change of control, as defined under our 2014 plan. In addition, the post-termination exercise period for each of the option grants described above will be three years from the date of termination of service, if such termination of service is other than for cause subject to the ten-year term of each option. The options will be granted under our 2014 plan, the terms of which are described in more detail above under “—Equity Benefit Plans—2014 Equity Incentive Plan.”

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the directors derived an improper personal benefit.

Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. These limitations also do not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Our amended and restated bylaws, which will become effective upon the closing of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding and also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a directors’ and officers’ liability insurance policy.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2011 to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change of control and other arrangements, which are described under “Executive and Director Compensation.”

Series B Preferred Stock Financing

In May 2013, we entered into a Series B preferred stock purchase agreement pursuant to which we issued and sold to investors an aggregate of 7,249,849 shares of our Series B redeemable convertible preferred stock, at a purchase price of $1.00 per share, for an aggregate purchase price of approximately $7.3 million in two closings.

The participants in this preferred stock financing included the following directors and holder of more than 5% of our capital stock. The following table sets forth the aggregate number of shares of Series B redeemable convertible preferred stock issued to these related parties in this preferred stock financing:

Participants	Shares of Series B Redeemable Convertible Preferred Stock	Aggregate Purchase Price
Entities affiliated with Telegraph Hill Partners(1)	3,651,137	$3,651,137
The François Ferré & Magda Marquet Trust, U/D/T dtd August 1, 1993(2)	2,883,712	$2,883,712
James B. Glavin and Karen A. Glavin Family Trust(3)	100,000	$100,000
Ann Kessler, Ph.D.(4)	100,000	$100,000

(1)	Telegraph Hill Partners and its affiliated entities beneficially own greater than 5% of our outstanding capital stock. In addition, two of our directors, J. Matthew Mackowski and Deval Lashkari, Ph.D., are affiliated with Telegraph Hill Partners. Shares of Series B redeemable convertible preferred stock shown consists of (a) 3,291,134 shares issued to Telegraph Hill Partners II, L.P., (b) 288,761 shares issued to Telegraph Hill Partners SBIC, L.P., (c) 10,508 shares issued to THP Affiliates Fund, LLC and (d) 60,734 shares issued to THP II Affiliates Fund, LLC.
(2)	Two of our directors, François Ferré, Ph.D. and Magda Marquet, Ph.D., are trustees of the François Ferré & Magda Marquet Trust, U/D/T dtd August 1, 1993. Between February 2014 and May 2014, the François Ferré & Magda Marquet Trust, U/D/T dtd August 1, 1993 transferred all of its holdings of our preferred stock as follows: (i)(a) an aggregate of 563,138 shares of our Series A redeemable convertible preferred stock and (b) and aggregate of 2,818,613 shares of our Series B redeemable convertible preferred stock, to Alma Life Sciences LLC; (ii) an aggregate of 28,000 of our Series B redeemable convertible preferred stock to Alexandre Ferré; (iii) an aggregate of 28,000 of our Series B redeemable convertible preferred stock to Max Ferré; and (iv) an aggregate of 9,099 of our Series B redeemable convertible preferred stock to Cyrus Misraidi. Alma Life Sciences LLC is an entity affiliated with Drs. Ferré and Marquet, and Alexandre Ferré and Max Ferré are their children.
(3)	James B. Glavin, one of our directors, is trustee of the James B. Glavin and Karen A. Glavin Family Trust.
(4)	Dr. Kessler is one of our directors.

Agreement and Plan of Merger and Reorganization

In May 2013, we entered into an Agreement and Plan of Merger and Reorganization, or the Merger, with IDGenetix, Inc., or IDGenetix, pursuant to which IDGenetix became our wholly owned subsidiary. As consideration for the Merger, we issued an aggregate of 3,828,539 shares of common stock and warrants to purchase up to an aggregate of 1,900,00 shares of common stock to the stockholders of IDGenetix. The stockholders of IDGenetix consisted of individuals who became our executive officers following the Merger. Seventy-five percent of such shares of common stock and 75% of such warrants (and any shares issuable upon exercise of such warrants) are additionally subject to a right of repurchase in our favor at $0.0001 per share. This repurchase right has not been exercised and will terminate upon the closing of this offering. The following table sets forth the aggregate number of shares of common stock and warrants to purchase common stock issued to these related parties in the Merger:

Participants	Shares of Common Stock	Warrants to Purchase Common Stock
Hamilton Family Trust(1)	1,339,989	665,000
Jorge A Garces and Marlene I Garces Family Trust(2)	1,339,989	665,000
Shannon Blalock, Pharm.D.(3)	1,148,561	570,000

(1)	Greg Hamilton, our Chief Executive Officer, is a trustee of the Hamilton Family Trust.
(2)	Jorge Garces, Ph.D., our President and Chief Operating Officer, is a trustee of the Jorge A Garces and Marlene I Garces Family Trust.
(3)	Dr. Blalock is our Chief Commercial Officer.

Sublease Agreement

In August 2009, we entered into a sublease agreement with Ajinomoto Althea Technologies, Inc. pursuant to which we sublease approximately 18,500 square feet for our operations in San Diego, California. Our company was formed by Althea Technologies, Inc., which was acquired by Ajinomoto in May 2013. The sublease had an initial expiration of August 31, 2017, but was amended in April 2014 to expire on April 1, 2015. The sublease provides for escalating rent payments, and the initial monthly rent payment was $16,000 and was $23,000 as of June 30, 2014. For more information, refer to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations.”

Services for Althea Technologies, Inc.

We performed services for Althea Technologies, our former parent company, during 2012, pursuant to which Althea Technologies paid us $219,000 in consideration for such services.

Consulting Agreement

In January 2013, we entered into a consulting agreement with RGTN, Inc. pursuant to which RGTN agreed to provide assistance to our then Chief Executive Officer in connection with various projects. Greg Hamilton was the president of RGTN at the time we entered into the agreement. RGTN ceased providing us services under the agreement in connection with the appointment of Mr. Hamilton as our Chief Executive Officer in May 2013. We paid approximately $130,000 to RGTN during the period from January 2013 until May 2013.

Employment Arrangements

We currently have written employment agreements with certain executive officers. For more information, refer to the section entitled “Executive and Director Compensation—Agreements with our Executive Officers.”

Investor Agreements

In connection with our preferred stock financings, we entered into stockholder, investor rights, voting and right of first refusal and co-sale agreements containing voting rights, information rights, rights of first refusal and registration rights, among other things, with certain holders of our preferred stock and certain holders of our common stock, including all of the holders of more than 5% of our capital stock or entities affiliated with them. Certain provisions of these agreements were amended by an omnibus amendment agreement. These stockholder agreements will terminate upon the closing of this offering, except for the investor rights agreement, which terminates three years after the closing of our initial public offering, and contains certain registration rights as more fully described below in “Description of Capital Stock—Registration Rights.”

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors, as more fully described in “Executive and Director Compensation—Outstanding Equity Awards at Fiscal Year-End.”

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. For more information regarding these indemnification arrangements, see “Management—Limitation on Liability and Indemnification of Directors and Officers.” We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Policies and Procedures for Transactions with Related Persons

We have adopted a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants, and involving an amount that exceeds $120,000.

Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A related person is any executive officer, director or a holder of more than five percent of our common stock, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee or another independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

The number of shares and percentage ownership information under the columns entitled “Before offering” is based on 17,483,005 shares of common stock outstanding as of March 31, 2014, assuming conversion of all outstanding shares of our redeemable convertible preferred stock into 11,639,977 shares of common stock. The number of shares and percentage ownership information under the columns entitled “After offering” is based on the sale of                  shares of common stock in this offering and takes into account the expected net exercise of warrants to purchase an aggregate of                 shares of common stock immediately prior to the closing of this offering, based on the assumed initial public offering price of $             per share.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of our common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before May 30, 2014, which is 60 days after March 31, 2014. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o AltheaDx, Inc., 3550 Dunhill Street, San Diego, California 92121.

	Number of shares beneficially owned		Percentage of shares beneficially owned
Name and Address of Beneficial Owner	Before offering	After offering	Before offering	After offering
Greater than 5% Stockholders
Entities affiliated with Telegraph Hill Partners(1)	7,872,141		45.0%		%
360 Post St, Suite 601 San Francisco, CA 94108
Entities affiliated with Alma Life Sciences LLC(2)	4,370,507		25.0%		%
8540 Ave Ondas La Jolla, CA 92037
Jorge A. Garces, Ph.D.(3)	2,004,989		11.0%		%
Greg Hamilton(4)	2,004,989		11.0%		%
Shannon Blalock, Pharm.D.(5)	1,718,561		9.5%		%

Directors and Named Executive Officers
François Ferré, Ph.D.(2)(6)	4,380,831		25.0%		%
Jorge Garces, Ph.D.(3).	2,004,989		11.0%		%
Greg Hamilton(4)	2,004,989		11.0%		%
Shannon Blalock, Pharm.D.(5)	1,718,561		9.5%		%
Jeffrey G. Black	—		*	*
James Glavin(7)	147,113		*	*
Ann Kessler, Ph.D.(8)	144,359		*	*
Deval Lashkari, Ph.D.(1).	7,872,141		45.0%		%
J. Matthew Mackowski(1)	7,872,141		45.0%		%
Magda Marquet, Ph.D.(2)(6)	4,380,831		25.0%		%
All current executive officers and directors as a group (12 persons)(9)	17,301,847		89.0%		%

*	Represents beneficial ownership of less than one percent.
(1)	Consists of (a) 7,109,760 shares of common stock beneficially owned by Telegraph Partners II, L.P., 809,822 of which are subject to a voting agreement granting voting rights to François H. Ferré, as Trustee of the Voting Trust Agreement by and among the Company, Ajinomoto Althea, Inc. and François H. Ferré, as Trustee dated as of February 6, 2008, or the Voting Trust, (b) 609,092 shares of common stock beneficially owned by Telegraph Hill Partners SBIC, L.P., 119,849 of which are subject to a voting agreement granting voting rights to the Voting Trust, (c) 22,170 shares of common stock beneficially owned by THP Affiliates Fund, LLC, 4,346 of which are subject to a voting agreement granting voting rights to the Voting Trust and (d) 131,119 shares of common stock beneficially owned by THP II Affiliates Fund, LLC, 14,926 of which are subject to a voting agreement granting voting rights to the Voting Trust. Telegraph Hill Partners II Investment Management LLC is the General Partner and Manager, respectively, of Telegraph Hill Partners II, LP and THP II Affiliates Fund, LLC. Telegraph Hill Partners Investment Management LLC is the Manager of THP Affiliates Fund, LLC. Telegraph Hill Partners SBIC, LLC is the General Partner of Telegraph Hill Partners SBIC, L.P. Telegraph Hill Partners Management Company LLC is the Manager of Telegraph Hill Partners Investment Management LLC and Telegraph Hill Partners II Investment Management LLC. J. Matthew Mackowski, Robert G. Shepler, Thomas A. Raffin and Deval Lashkari are the managers of Telegraph Hill Partners SBIC, LLC and Telegraph Hill Partners Management Company LLC. Each of Messrs. Mackowski, Shepler, Raffin and Lashkari disclaim beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(2)	Includes (a) 3,901,432 shares of common stock beneficially owned by Alma Life Sciences LLC, (b) 466,365 shares of common stock beneficially owned by the François Ferré & Magda Marquet Trust, U/D/T dtd.
August 1, 1993, of which François Ferré and Magda Marquet share voting and investment control and which are subject to a voting agreement granting voting rights to the Voting Trust, (c) 1,355 shares of common stock beneficially owned by Dr. Ferré which are subject to a voting agreement granting voting rights to the Voting Trust and (d) 1,355 shares of common stock beneficially owned by Dr. Marquet which are subject to a voting agreement granting voting rights to the Voting Trust. The François Ferré & Magda Marquet Trust, U/D/T dtd. August 1, 1993 is the sole member of Alma Life Sciences LLC. Dr. Ferré and Dr. Marquet are married individuals and thus each may be deemed to have beneficial ownership over their spouse’s shares. Does not include shares beneficially owned by the children of Drs. Ferré and Marquet, Alexandre Ferré and Max Ferré. Each of the foregoing individuals and entities disclaims beneficial ownership of such shares except to the extent of each of its pecuniary interest therein.

(3)	The number of shares beneficially owned before this offering includes 665,000 shares of common stock issuable upon the exercise of warrants to purchase common stock beneficially owned by the Jorge A. Garces and Marlene I. Garces Family Trust, of which Marlene I. Garces shares voting control. The number of shares beneficially owned after this offering includes the automatic net exercise of warrants to purchase an aggregate of shares of common stock based on the initial public offering price beneficially owned by the Jorge A. Garces and Marlene I. Garces Family Trust. Dr. Garces is a trustee of the Jorge A. Garces and Marlene I. Garces Family Trust. Each of the foregoing individuals and entities disclaims beneficial ownership of such shares except to the extent of each of its pecuniary interest therein.
(4)	The number of shares beneficially owned before this offering includes 665,000 shares of common stock issuable upon the exercise of warrants to purchase common stock beneficially owned by the Hamilton Family Trust, dated Sept. 8, 2011. The number of shares beneficially owned after this offering includes the automatic net exercise of warrants to purchase an aggregate of shares of common stock based on the assumed initial public offering price beneficially owned by the Hamilton Family Trust, dated Sept. 8, 2011. Mr. Hamilton is a trustee of the Hamilton Family Trust, dated Sept. 8, 2011. Each of the foregoing individuals and entities disclaims beneficial ownership of such shares except to the extent of each of its pecuniary interest therein.
(5)	The number of shares beneficially owned before this offering includes 570,000 shares of common stock issuable upon the exercise of warrants to purchase common stock. The number of shares beneficially owned after this offering includes the automatic net exercise of warrants to purchase an aggregate of shares of common stock based on the assumed initial public offering price.
(6)	Includes 10,324 shares of common stock subject to options exercisable by Dr. Ferré as of May 30, 2014.
(7)	Consists of (a) 10,363 shares of common stock subject to options exercisable as of May 30, 2014, (b) 15,652 shares of common stock subject to a voting agreement granting voting rights to the Voting Trust and (c) 121,098 shares of common stock beneficially owned by the James B. Glavin and Karen A. Glavin Family Trust, of which Karen A. Glavin shares voting and investment control, 6,541 of which are subject to a voting agreement granting voting rights to the Voting Trust.
(8)	Includes 44,359 shares of common stock subject to options exercisable as of May 30, 2014.
(9)	Includes 15,336,801 shares of common stock, 1,900,000 shares of common stock issuable upon the exercise of warrants to purchase common stock and 65,046 shares of common stock subject to options exercisable as of May 30, 2014 referred to in footnotes (1) - (8) above.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering, and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

General

Upon closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.0001 per share and 10,000,000 shares of preferred stock, par value $0.0001 per share. All of our authorized preferred stock upon the closing of this offering will be undesignated.

Common Stock

Outstanding Shares

On March 31, 2014, there were 5,843,028 shares of common stock outstanding, held of record by 13 stockholders. Based on such number of shares of common stock outstanding as of March 31, 2014, and assuming (1) the conversion of all outstanding shares of our preferred stock as of March 31, 2014 into 11,639,977 shares of common stock in connection with the closing of this offering, (2) the exercise, on a net-issuance basis based on the assumed initial public offering price, of the common stock warrants into                 shares of our common stock, and (3) the issuance by us of                 shares of common stock in this offering, there will be                 shares of common stock outstanding immediately prior to the closing of this offering.

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

As of March 31, 2014, we had outstanding an aggregate of 10,628,684 shares of preferred stock held of record by 24 stockholders.

Immediately prior to the closing of this offering, all outstanding shares of preferred stock at March 31, 2014, will convert into 11,639,977 shares of our common stock.

Immediately prior to closing of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of March 31, 2014, 1,132,565 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $0.45 per share.

Warrants

As of March 31, 2014, 1,900,000 shares of our common stock were issuable upon exercise of outstanding warrants to purchase common stock with an exercise price of $2.50 per share. The warrants provide for the adjustment of the number of shares issuable upon the exercise of the warrants in the event of stock splits, recapitalizations, reclassifications and consolidations. The warrants will automatically be net exercised into an aggregate of                 shares of common stock based on the assumed initial public offering price, effective immediately prior to the closing of this offering, and will cease to be outstanding.

As of March 31, 2014, there were outstanding warrants to purchase 150,000 shares of our Series B redeemable convertible preferred stock, or the Bank Warrants, consisting of a warrant to purchase 75,000 shares of our Series B redeemable convertible preferred stock issued to Silicon Valley Bank and a warrant to purchase 75,000 shares of our Series B redeemable convertible preferred stock issued to Life Science Loans, LLC, each of which were issued in connection with the execution of a credit facility with SVB in March 2014. The Bank Warrants are exercisable for 10 years from the issuance date, with a weighted-average exercise price of $1.00 per share at March 31, 2014. The Bank Warrants provide for cashless exercise at the option of the warrantholder, and also contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of a Bank Warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations. In connection with the closing of this offering, the Bank Warrants will automatically convert to warrants to purchase an equivalent number of shares of our common stock.

Registration Rights

Following the closing of this offering, certain holders of our common stock, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to the investor rights agreement by and among us and certain of our stockholders.

Demand Registration Rights

At any time beginning on the earlier of (1) May 30, 2016 and (2) six months after the public offering date set forth on the cover page of this prospectus, upon the written request of certain of the holders of the registrable securities then outstanding that we file a registration statement under the Securities Act covering the registration of at least 51% of the outstanding registrable securities where the aggregate gross proceeds from the offering exceed $5.0 million, or covering the registration of at least 25% of the outstanding registrable securities where the aggregate gross proceeds from the offering exceed $7.5 million, we will be obligated to notify all holders of registrable securities of such request and to use our best efforts to register the sale of all registrable securities that holders may request to be registered. We are not required to file more than two registration statements which are declared or ordered effective. We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if in the good faith judgment of our board of directors such registration would be detrimental to us, and we are not required to file a registration statement during the period starting on the date 30 days prior to our good faith estimate of the date of filing of, and ending 180 days following the effective date of, the registration statement for this offering. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

“Piggyback” Registration Rights

If we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 35% of the total number of shares included in the registration statement, except this offering, in which the holders have waived any and all rights to have their shares included.

Form S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3, holders of registrable securities have the right to demand that we file a registration statement on Form S-3 so long as the aggregate price to the public of the securities to be sold under the registration statement on Form S-3 is at least $1.0 million, subject to specified exceptions, conditions and limitations.

Expenses of Registration

Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions.

Expiration of Registration Rights

The demand, piggyback and Form S-3 registration rights discussed above will terminate as to a given holder of registrable securities upon the earlier of (i) three years following the closing of this offering or (ii) when such holder holds less than one percent of our outstanding common stock and is able to sell all of its registrable securities in a single 90-day period under Rule 144 of the Securities Act.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Bylaws and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the consummation of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution adopted by a majority of the board of directors;

•

provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding common stock;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law or subject to the rights of holders of preferred stock as designated from time to time, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies); and

•

provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (3) any action asserting a claim against the us arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws, or (4) any action asserting a claim against us governed by the internal affairs doctrine.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding common stock.

NASDAQ Global Market Listing

We have applied for listing of our common stock on the NASDAQ Global Market under the symbol “IDGX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             . The transfer agent and registrar’s address is             .

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of March 31, 2014, upon the closing of this offering,             shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants (other than the warrants that will be automatically net exercised into an aggregate of             shares of common stock, based on the assumed initial public offering price, effective immediately prior to the closing of this offering). All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining             shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. In addition, any shares sold in this offering to entities affiliated with our existing stockholders and directors will be subject to lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	No restricted shares will be eligible for immediate sale upon the closing of this offering;

•

Up to             restricted shares will be eligible for sale under Rule 144 or Rule 701, subject to the volume limitations, manner of sale and notice provisions described below under “Rule 144,” upon expiration of lock-up agreements at least 180 days after the date of this offering; and

•

The remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective holding periods under Rule 144, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold by:

•

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of March 31, 2014, options to purchase a total of 1,132,565 shares of common stock were outstanding, of which 570,641 were vested. Of the total number of shares of our common stock issuable under these options, substantially all are subject to contractual lock-up agreements with us or the underwriters described below under “Underwriting” and will become eligible for sale in accordance with Rule 701 at the expiration of those agreements.

Lock-Up Agreements

We, along with our directors, executive officers and substantially all of our other stockholders, optionholders and warrantholders, have agreed with the underwriters that, subject to specified limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not without the prior written consent of Citigroup Global Markets Inc. and Jefferies LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. and Jefferies LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Upon expiration of this 180 period, certain of our stockholders and warrantholders will have the right to require us to register their shares under the Securities Act. See “—Registration Rights” below and “Description of Capital Stock—Registration Rights.”

After this offering, certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Registration Rights

Immediately prior to the closing of this offering, the holders of 11,639,977 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described under “—Lock-Up Agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the 2014 plan and the ESPP. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to the lock-up agreements described above, if applicable.

UNDERWRITING

Citigroup Global Markets Inc. and Jefferies LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Jefferies LLC
William Blair & Company, L.L.C.
Cantor Fitzgerald & Co.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $             per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, along with our directors, executive officers and substantially all of our other stockholders, optionholders and warrantholders, have agreed with the underwriters that, subject to specified limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Jefferies LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. and Jefferies LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We have applied to have our shares listed on the Nasdaq Global Market under the symbol “IDGX.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by AltheaDx, Inc.
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be $            .

We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $             as set forth in the underwriting agreement.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Diego, California. The underwriters are being represented by Latham & Watkins LLP, San Diego, California.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2012 and 2013, and for each of the two years in the period ended December 31, 2013, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements). We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing us at 3550 Dunhill Street, San Diego, California or telephoning us at (858) 224-7200.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.AltheaDx.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of AltheaDx, Inc.

We have audited the accompanying consolidated balance sheets of AltheaDx, Inc. as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AltheaDx, Inc. at December 31, 2012 and 2013, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that AltheaDx, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring losses from operations and negative cash flows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

San Diego, California

July 18, 2014

ALTHEADX, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

				Pro Forma stockholders’ equity as of March 31, 2014
	December 31,		March 31, 2014
	2012	2013
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$295	$2,925	$4,641
Accounts receivable (net of allowance of $58 at December 31, 2012 and 2013, and $42 at March 31, 2014)	1,443	2,463	2,336
Note receivable from officer	59	—
Inventory	74	598	565
Prepaid expenses and other current assets	90	263	200

Total current assets	1,961	6,249	7,742
Property and equipment, net	1,211	2,075	2,184
Other assets	22	48	48

Total assets	$3,194	$8,372	$9,974

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable (including $32 due to related party at December 31, 2012)	$851	$996	$885
Accrued expenses	508	857	1,265
Deferred revenue	995	859	892
Notes payable to stockholders	500	—	—
Debt, current portion	342	344	150
Working capital line of credit	—	1,200	942

Total current liabilities	3,196	4,256	4,134
Debt, net of current portion (face value of $5,000 at March 31, 2014)	147	1,047	4,736
Preferred stock warrant liability	—	—	114
Other noncurrent liabilities	51	56	55

Total liabilities	3,394	5,359	9,039
Commitments
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock — $0.0001 par value; 3,379 shares authorized, issued and outstanding at December 31, 2012 and 2013 and March 31, 2014 (unaudited); aggregate liquidation preference of $6,000 as of December 31, 2013; no shares issued and outstanding pro forma (unaudited)	7,697	8,341	8,504
Series B redeemable convertible preferred stock — $0.0001 par value; 7,250 shares authorized; and no shares issued and outstanding at December 31, 2012; 7,250 issued and outstanding at December 31, 2013 and March 31, 2014 (unaudited); aggregate liquidation preference of $7,250 at December 31, 2013; no shares issued and outstanding pro forma (unaudited)	—	7,524	7,678
Stockholders’ deficit:
Common stock, $0.0001 par value; 21,000 shares authorized, 2,014 shares issued and outstanding at December 31, 2012 and 5,843 shares issued and outstanding, at December 31, 2013 and March 31, 2014 (unaudited); shares authorized, shares issued and outstanding, pro forma (unaudited)	—	—	—
Additional paid-in capital	—	—	—
Accumulated deficit	(7,897)	(12,852)	(15,247)

Total stockholders’ deficit	(7,897)	(12,852)	(15,247)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$3,194	$8,372	$9,974

See accompanying notes.

ALTHEADX, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands, except per share data)

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
Revenue:
Diagnostic testing	$—	$196	$—	$1,432
Research services and other	6,915	7,150	1,964	1,461

Total revenue	6,915	7,346	1,964	2,893
Cost of revenue:
Diagnostic testing	—	101	—	298
Research services and other	4,772	4,663	1,287	1,136

Total cost of revenue	4,772	4,764	1,287	1,434
Gross profit	2,143	2,582	677	1,459
Operating expenses:
Research and development	777	1,733	260	701
Sales and marketing	1,555	1,842	350	1,476
General and administrative	1,405	3,092	515	1,391

Total operating expenses	3,737	6,667	1,125	3,568

Loss from operations	(1,594)	(4,085)	(448)	(2,109)
Other income	43	99	14	18
Interest expense, net	(34)	(72)	(27)	(41)

Net loss and comprehensive loss	$(1,585)	$(4,058)	$(461)	$(2,132)

Net loss per share, basic and diluted	$(0.79)	$(2.01)	$(0.23)	$(1.06)

Weighted-average shares outstanding used in computing net loss per share, basic and diluted	2,014	2,014	2,014	2,014

Pro forma net loss per share, basic and diluted (unaudited)

Weighted-average shares outstanding used in computing pro forma net loss per share, basic and diluted (unaudited)

See accompanying notes.

ALTHEADX, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands)

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Redeemable Convertible Preferred Stock and Stockholders’ Deficit

	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2011	3,379	$7,112	—	—	2,014	$—	$—	$(5,779)	$(5,779)
Stock-based compensation	—	—	—	—	—	—	52	—	52
Accretion of dividends and offering costs	—	585	—	—	—	—	(52)	(533)	(585)
Comprehensive loss and net loss	—	—	—	—	—	—	—	(1,585)	(1,585)

Balance at December 31, 2012	3,379	$7,697	—	$—	2,014	$—	$—	$(7,897)	$(7,897)

Stock-based compensation	—	—	—	—	—	—	103	—	103
Issuance of Series B redeemable convertible preferred stock at $1.00 per share, net of issuance costs of $82 and conversion of notes payable to stockholders and accrued interest	—	—	7,250	7,168	—	—	—	—	—
Issuance of restricted common shares in connection with IDGenetix, Inc. merger	—	—	—	—	3,829	—	—	—	—
Accretion of dividends and offering costs	—	644	—	356	—	—	(103)	(897)	(1,000)
Comprehensive loss and net loss	—	—	—	—	—	—	—	(4,058)	(4,058)

Balance at December 31, 2013	3,379	$8,341	7,250	$7,524	5,843	$—	$—	$(12,852)	$(12,852)

Stock-based compensation (unaudited)	—	—	—	—	—	—	54	—	54
Accretion of dividends and offering costs (unaudited)	—	163	—	154	—	—	(54)	(263)	(317)
Comprehensive loss and net loss (unaudited)	—	—	—	—	—	—	—	(2,132)	(2,132)

Balance at March 31, 2014 (unaudited)	3,379	$8,504	7,250	$7,678	5,843	$—	$—	$(15,247)	$(15,247)

See accompanying notes

ALTHEADX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
Operating activities
Net loss	$(1,585)	$(4,058)	$(461)	$(2,132)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	363	501	111	189
Stock-based compensation	52	103	14	54
Deferred rent	12	4	2	—
Accrued interest converted to redeemable convertible preferred stock	—	35	21	—
Changes in operating assets and liabilities:
Accounts receivable	(125)	(1,020)	(393)	127
Inventory	(74)	(525)	(83)	33
Prepaid expenses and other assets	202	(199)	19	63
Note receivable from officer	(59)	59	—	—
Accounts payable	203	(42)	(211)	(172)
Deferred revenue	(627)	(136)	157	33
Accrued expenses and other	103	349	(51)	406

Net cash used in operating activities	(1,535)	(4,929)	(875)	(1,399)

Investing activities
Purchases of property and equipment	(164)	(1,176)	(26)	(236)

Net cash used in investing activities	(164)	(1,176)	(26)	(236)

Financing activities
Proceeds from issuance of notes payable to stockholders	500	1,000	1,000	—
Proceeds from issuance of convertible redeemable preferred stock for cash, net of offering costs	—	5,633	—	—
Proceeds from equipment loans	—	1,243	—	—
Principal payments made on equipment loans	(326)	(342)	(84)	(1,391)
Proceeds from working capital line of credit	—	1,200	—	—
Principal payments made on working capital line of credit	—	—	—	(258)
Proceeds from term loan	—	—	—	5,000
Proceeds from issuance of common stock for cash	—	—	—	—

Net cash provided by financing activities	174	8,735	916	3,351

Net (decrease) increase in cash and cash equivalents	(1,525)	2,630	15	1,716
Cash and cash equivalents, beginning of period	1,820	295	295	2,925

Cash and cash equivalents, end of period	$295	$2,925	$310	$4,641

Supplemental disclosure of cash flow information
Interest paid	$34	$30	$6	$32

Supplemental disclosure of non-cash investing and financing information:
Conversion of notes payable and accrued interest into redeemable convertible preferred stock	$—	$1,535	$—	$—

Warrant liability related to issuance of redeemable convertible preferred stock warrants in conjunction with debt	$—	$—	$—	$114

Accretion of dividends and offering costs on redeemable convertible preferred stock	$585	$1,000	$155	$317

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2014 and thereafter and for the three months ended

March 31, 2013 and 2014 is unaudited)

1. The Business and Summary of Significant Accounting Policies

Description of Business

AltheaDx, Inc. (the “Company”) is a commercial stage molecular diagnostics company specializing in the field of pharmacogenetics (“PGx”) to enable personalized therapeutic decisions for patients suffering from some of the most prevalent clinical conditions in the United States. The Company’s proprietary algorithm-based bioinformatic platform and PGx product testing portfolio intended to serve as a tool to assist healthcare providers in identifying optimal drugs for their patients as well as dosing guidelines based on a patient’s genetic make-up, current prescription regimen and other key factors. IDgenetix, the Company’s PGx product testing portfolio, is designed to enable healthcare providers to make timely and evidence-based decisions, which the Company believes can reduce the overall cost of patient care by reducing adverse events, optimizing patients’ overall therapeutic regimen, and helping to achieve a faster therapeutic response.

In May 2013, the Company completed its acquisition of IDGenetix, Inc. At the date of the acquisition, IDGenetix, Inc.’s assets consisted of several molecular diagnostic tests under development, which the Company continued to develop subsequent to the acquisition date, and launched commercially in October 2013. Other than the tests under development, IDGenetix, Inc. had no other assets and all liabilities were paid in full prior to the date of the merger.

In October 2013, the Company commercially launched IDgenetix in the United States. IDgenetix is designed to provide a comprehensive PGx offering to best meet the needs of the Company’s target customers such as long-term and post-acute care facilities, government facilities, integrated delivery networks, and managed care organizations. The Company currently offers 13 tests in the therapeutic areas of cardiovascular disease, neuropsychiatric disorders and pain, and is developing additional tests/offerings in the therapeutic areas of HIV, neurology and rheumatology.

The Company also provides research and development services, primarily in oncology, to biopharmaceutical partners. The Company uses next-generation sequencing and its computational biology and information technology capabilities to analyze subject samples from preclinical through clinical development for its partners.

Basis of Presentation

The accompanying financial statements include the accounts of AltheaDx, Inc. and its wholly owned subsidiary, IDGenetix, Inc. All intercompany accounts and transactions have been eliminated. The results of operations from the interim periods presented are not necessarily indicative of the operating results to be expected for any subsequent interim period or for the year ending December 31, 2014.

The Company has reclassified or combined certain balance sheet amounts in prior periods to conform to the current year presentation.

Liquidity

The consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred significant losses since inception, including net losses of $1.6 million and $4.1 million in the years ended December 2012 and 2013, respectively, and $2.1 million for the three months ended March 31, 2014. As of December 31, 2013, the Company had an accumulated deficit of $12.9 million, $2.9 million in cash and cash equivalents, and $2.6 million in borrowings under its bank credit facility. As of March 31, 2014, the Company had an accumulated deficit of $15.2 million, $4.6 million in cash and cash equivalents, and $5.9 million in borrowings under its bank credit facility. Substantially all the Company’s net losses have resulted from costs incurred in connection with its research and development programs and selling, general and administrative costs to support operations. The Company’s net losses may fluctuate significantly from quarter to quarter and year to year.

The Company has a limited operating history and only recently launched its IDgenetix test portfolio. The revenue and income potential of the Company’s business and market are unproven. Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support the Company’s cost structure.

As more fully described in Note 6, in March 2014, the Company amended its loan and security agreement with a commercial bank, pursuant to which the Company may be eligible to borrow up to $15.0 million under a $10.0 million term credit facility (the “Term Debt”) and a $5.0 million revolving working capital credit line (the “Revolver”). The Company borrowed the first $5.0 million in Term Debt and will be eligible to draw the second $5.0 million tranche after September 1, 2014, contingent upon achievement of specified revenue. In addition, the Company may borrow up to $5.0 million under the Revolver, based upon eligible accounts receivable. There can be no assurance that the Company will meet the minimum revenue required to borrow the second $5.0 million tranche in Term Debt, or that the Company will be able to maintain an eligible accounts receivable balance to continue drawing against the Revolver.

If the Company does not meet the requirements to draw the second $5.0 million tranche of Term Debt or is unable to continue to draw against the Revolver, the Company’s existing cash resources may not be sufficient to meet the cash requirements to fund the Company’s planned operating expenses, capital expenditures and working capital requirements without additional sources of cash. The Company will continue to consider other financing alternatives. There can be no assurance that the Company will be able to obtain any sources of financing on acceptable terms, or at all. If the Company is not able to secure adequate additional funding, it may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations, and future prospects.

These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. On an ongoing basis, the Company evaluates these estimates, including those related to revenue recognition, long-lived assets, accrued liabilities, the fair value of stock-based awards, and income taxes. These estimates are based on historical experience, on information received from third parties, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of March 31, 2014, the interim consolidated statements of comprehensive loss and interim consolidated statements of cash flows for the three months ended March 31, 2013 and 2014, and the interim consolidated statement of redeemable convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2014 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in management’s opinion, reflect all adjustments, which include only normal recurring adjustments, that management believes are necessary to present fairly the interim consolidated balance sheet as of March 31, 2014, the interim consolidated statements of comprehensive loss and interim consolidated statements of cash flows for the three months ended March 31, 2013 and 2014, and the interim consolidated statement of redeemable convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2014. The financial data disclosed in these notes to the consolidated financial statements related to the three months ended March 31, 2013 and 2014 are also unaudited. The results of operations during the three months ended March 31, 2014 are not indicative of the results to be expected for the entire year ending December 31, 2014 or for any future annual interim period.

Unaudited Pro Forma Balance Sheet

The unaudited pro forma consolidated balance sheet information as of March 31, 2014 gives effect to: (1) the automatic conversion of 10,628,684 shares of redeemable convertible preferred stock into 11,639,977 shares of common stock; (2) the conversion of warrants to purchase 150,000 shares of Series B redeemable convertible preferred stock (“Series B Preferred Stock”) into warrants to purchase 150,000 shares of the Company’s common stock, and the resulting reclassification of the Company’s convertible preferred stock warrant liability to stockholders’ deficit in connection with such conversion; and (3) the issuance of             shares of common stock as a result of the automatic net exercise of the outstanding warrants to purchase 1,900,000 common shares in connection with the completion of an initial public offering (“IPO”), assuming an initial public offering price of $         per share (the midpoint of the price range listed on the cover page of this prospectus). The unaudited pro forma consolidated balance sheet assumes that the completion of the IPO had occurred as of March 31, 2014 and excludes shares of common stock issued in the IPO and any related net proceeds.

Segment Information

Management has determined that the Company operates in one reportable segment, which is molecular diagnostics, specializing in the field of pharmacogenetics. The chief executive officer, who is the Company’s chief operating decision maker, reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance. In addition, the Company manages its operations as a single operating segment.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents primarily represent funds invested in readily available checking and saving accounts. At times, the Company has cash and cash equivalents deposited at financial institutions in excess of federally insured deposit limits. However, cash is held on deposit in major financial institutions and is considered subject to minimal credit risk.

Accounts Receivable

Trade accounts receivable are recorded at the net invoice value and are not interest bearing. The Company considers receivables past due based on the contractual payment terms. The Company reviews its exposure to accounts receivable and reserves specific amounts if collectability is no longer reasonably assured. The Company reevaluates such reserves on a regular basis and adjusts its reserves as needed.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company invests its cash and cash equivalents with highly rated financial institutions. Management believes that the financial risks associated with its cash and cash equivalents are minimal. The Company maintains deposits in a federally insured financial institution in excess of federally insured limits. To date, the Company has not realized any significant losses on its cash and cash equivalents.

Inventory

Inventory consists of raw materials, comprised of reagents, consumables and other laboratory supplies which are used to extract, test and process genetic samples. Inventory is valued at the lower of cost, computed on a first-in, first-out basis, or net realizable value. The Company estimates the recoverability of its inventory by reference to internal estimates of future demands and product life cycles, including expiration.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets (three to seven years), or the remaining lease term for leasehold improvements. Maintenance, repairs and minor renewals are charged to expense as incurred.

Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets, including property and equipment, may not be recoverable. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of such assets in relation to the future undiscounted cash flows of the underlying assets. The Company’s policy is to record an impairment loss when it is determined that the carrying amount of the asset may not be recoverable. To date, the Company has not realized any significant impairment losses.

Fair Value of Financial Instruments

The carrying amount of all financial instruments, including accounts receivable, notes receivable, accounts payable and accrued expenses, and employee-related liabilities are reasonable estimates of their fair values because of the short maturities of these items. The fair value of the warrant liability is discussed in Note 3. Based upon the borrowing rates currently available for loans with similar terms, the Company believes that the fair value of its long-term debt approximates its carrying value.

Warrant Liability

The Company accounts for warrants to purchase shares of its Series B Preferred Stock that are contingently redeemable as liabilities at their estimated fair value, because these warrants may obligate the Company to transfer assets to the holders at a future date under certain circumstances, such as a deemed liquidation event. The warrants are subject to fair value remeasurement at each balance sheet date, and any fair value adjustments are recognized as change in fair value of convertible preferred stock warrant liability in the consolidated statements of comprehensive loss. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the convertible preferred stock warrants, conversion of redeemable convertible preferred stock into common stock (including upon completion of the Company’s proposed IPO), or until holders of the redeemable convertible preferred stock can no longer trigger a deemed liquidation event. At that time, the redeemable convertible preferred stock warrants will convert into warrants to purchase common stock, and the warrant liability will be adjusted to fair value in the consolidated statements of comprehensive loss with the final fair value reclassified to additional paid-in capital.

Redeemable Convertible Preferred Stock

The Company initially records all shares of redeemable convertible preferred stock net of offering costs on the dates of issuance, which represents the carrying value. At any time after May 30, 2018, but within 60 days after the receipt by the Company of a written request from the holders of not less than 50% of the then outstanding Series A redeemable convertible preferred stock (“Series A Preferred Stock”) and Series B Preferred Stock (collectively, “Preferred Stock”), all shares of Preferred Stock can be redeemed at their liquidation value of $1.77576 and $1.00 for the Series A Preferred Stock and Series B Preferred Stock, respectively, plus dividends at 8% per annum since their date of issuance. As only the passage of time is required for Preferred Stock to become redeemable, the Company is accreting the carrying value of the Preferred Stock to its redemption value over the period from the date of issuance to May 30, 2018 (the earliest redemption date). In the event of a change of control of the Company, proceeds will be distributed in accordance with the liquidation preferences set forth in its Amended and Restated Certificate of Incorporation unless the holders of Preferred Stock have converted their convertible preferred shares into common shares. Therefore, Preferred Stock is classified outside of stockholders’ deficit on the accompanying consolidated balance sheets, as Preferred Stock can be redeemed and as events triggering the liquidation preferences are not solely within the Company’s control.

Revenue Recognition

The Company’s revenue is generated primarily from the sale of its IDgenetix tests, and research services.

The Company recognizes revenue when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured.

Diagnostic Testing Revenue

The Company generally bills third-party insurance providers upon generation and delivery of an IDgenetix test result to the ordering physician following completion of a test, and recognizes revenue upon delivery of the test results to the ordering physician when the above criteria have been met, based upon one or all of the following: (1) the Company has an established payment history with the payer; (2) the Company has a contractual arrangement with the payer; or (3) as in the case of Medicare, the payer has published data on approved reimbursement rates for the Company’s IDgenetix tests. To date, the Company recognizes revenue when tests results are delivered for Medicare patients based on amounts allowed by the Center for Medicare and Medicaid Services (“CMS”) National Laboratory Fee Schedule for services provided as defined by the Common Procedural Terminology (“CPT”) codes. The Company received its authorized Medicare National Provider Identification number (“NPI”) in November 2013.

For those tests completed for which the above revenue recognition criteria have not been met at the time the test results are delivered, the Company accounts for revenue on a cash basis, as the fee is not considered fixed and determinable and the Company cannot reliably estimate the amount that will be ultimately collected. The Company assumes the benefits and risk of collection from third-party payors. Patients may also have out-of-pocket costs for amounts not covered by their insurance carriers, and the Company bills the patient directly for these amounts in the form of co-pays and deductibles in accordance with their insurance carrier and health plans. Some payors may not cover the IDgenetix tests as ordered by the physician under their reimbursement policies. Consequently, the Company pursues reimbursement on a case-by-case basis. The Company will continue to recognize diagnostic testing revenue upon cash collection for non-Medicare payors until it can reliably estimate the amount that is fixed and determinable and that will be ultimately collected.

Research Services and Other Revenue

The Company regularly enters into contracts where revenue is derived from multiple elements including molecular biomarker discovery, assay development, assay validation and prospective/retrospective clinical trial testing in support of companion diagnostic development and commercialization. The delivery of these services is within a short time from the contract execution date; however, delivery may vary based on the complexity of the deliverable. Revenue recognition for contracts with multiple elements is based on the individual units of accounting determined to exist in the contract. A delivered item is considered a separate unit of accounting when the delivered item has value to the customer on a stand-alone basis.

The Company allocates revenue at the inception of the agreement to all deliverables based on their relative selling price. The relative selling price for each deliverable is determined using vendor specific objective evidence (“VSOE”) of selling price or third-party evidence (“TPE”) of selling price if VSOE does not exist. If neither VSOE nor TPE of selling price exists, the Company uses its best estimate of the selling price for the deliverable. The Company has determined that assay development and sample testing each have stand-alone value due to the fact that such services have been sold separately. Revenue for assay development services is recognized upon acceptance by customers in instances where final acceptance of the assay is required. Revenue for sample testing services is recognized when earned, which is generally at the time the sample testing results data is made available for delivery to the customer or agreed-upon performance conditions are met. Due to the customized nature of each assay development, the Company has not established a selling price using VSOE or TPE. Given the lack of VSOE and TPE, the Company relies upon prices set by management. These prices are generally based on an estimate of the amount of time and materials required to perform the services, plus a reasonable profit margin.

The Company also generates revenue from licensing fees and fees from third parties for use of its technologies and laboratory services. When a payment is specifically tied to a separate earnings process, revenue is recognized when the specific performance obligation associated with the payment is completed.

Cash received in advance of services being performed is recorded as deferred revenue and recognized as revenue when services are performed over the applicable term of the agreement. Upfront payments are generally not subject to refund. Customers can generally cancel contracts with the Company at any time without cause, with advance written notice.

Cost of Revenue

Cost of revenue include the cost of materials, supplies, labor for laboratory personnel, equipment and facility expenses associated with performing its research services and processing samples for IDgenetix tests, in addition to packaging, freight charges and shipping supplies for IDgenetix tests. The Company performs all of its research services and IDgenetix tests at its facility located in San Diego, California. Facility expenses consist of allocated overhead including rent, information technology, equipment depreciation and utilities.

The Company records cost of revenue associated with its IDgenetix tests during the period in which the test is completed and a final report has been issued, regardless of when revenue is recognized for that test. The Company records the costs associated with its research services and other revenue during the period when such costs are incurred.

Research and Development Expenses

Research and development expenses are comprised primarily of costs incurred in performing research and development activities for continued support and development of the Company’s IDgenetix portfolio, including personnel-related costs, contract services, laboratory supplies, and allocated overhead, including rent, information technology, equipment depreciation and utilities. The Company expensed all research and development costs as incurred, including materials and supplies incurred prior to establishing technological feasibility of its IDgenetix tests in October 2013.

Advertising Costs

The Company expenses advertising costs as incurred, and includes such costs in sales and marketing expense in the consolidated statements of comprehensive loss. Advertising costs were immaterial for all periods presented.

Freight Costs

Freight costs related to raw materials used in the Company’s diagnostic testing and research services, including the costs to ship samples from patient sites, are included in cost of revenue, and were immaterial for all periods presented.

All other freight costs are included in operating expenses, and were immaterial for all periods presented.

Stock-Based Compensation

The Company maintains performance incentive plans under which it may grant restricted stock, incentive stock options and nonqualified stock options to employees, directors and nonemployee consultants. In addition, as more fully described in Note 7, the Company issued restricted common stock and warrants to purchase common stock to the Company’s current executive officers in connection with the merger with IDGenetix, Inc, which are being accounting for as post-combination stock-based compensation.

For stock-based grants to employees and directors, the Company recognizes compensation expense based on the grant-date estimated fair values, net of an estimated forfeiture rate. Stock-based compensation expense for grants with time- or service-based vesting criteria is recognized as expense on a straight-line basis, net of estimated forfeitures, over the requisite service period. For grants with performance-based vesting criteria, the Company assesses the probability of the achievement of the performance conditions at the end of each reporting period and recognizes the stock-based compensation costs when it becomes probable that the performance conditions will be met.

For stock-based grants to non-employees, the Company recognizes compensation expense based on the estimated fair value as such grants are earned. The grants generally vest over the time period the Company expects to receive services from the nonemployee. In accordance with authoritative guidance, the fair value of non-employee stock-based awards is remeasured as the awards vest, and the resulting increase in fair value, if any, is recognized as expense in the period the related services are rendered.

The grant-date fair value of service-based and performance-based options and warrants is measured using the Black-Scholes option pricing model. The grant-date fair value of service- and performance-based restricted stock awards is based upon the per share value of the Company’s common stock as determined by the Company’s board of directors (the “Board of Directors”).

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability.

Comprehensive Loss

The Company is required to report all components of comprehensive loss, including net loss, in the financial statements in the period in which they are recognized. The Company’s net loss is equal to comprehensive loss for all periods presented.

Net Loss per Share

Basic net loss per share is calculated by dividing net loss by the weighted-average shares outstanding during the period, without consideration for common stock equivalents. During periods of income, the Company allocates participating securities a proportional share of income determined by dividing total weighted-average participating securities by the sum of the total weighted-average common shares and participating securities (the “two-class method”). The Company’s Preferred Stock and restricted stock participate in any dividends declared by the Company and are therefore considered to be participating securities. Participating securities have the effect of diluting both basic and diluted earnings per share during periods of income. During periods of loss, the Company allocates no loss to participating securities because they have no contractual obligation to share in the losses of the Company. Diluted net loss per share is calculated by adjusting weighted-average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock and if-converted methods. For purposes of the diluted net loss per share calculation, preferred stock, stock options, unvested restricted stock, and warrants are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders, as their effect would be anti-dilutive for all periods presented. Therefore, basic and diluted net loss per share were the same for all periods presented.

Potentially dilutive securities not included in the calculation of diluted net loss per share attributable to common stockholders because to do so would be anti-dilutive are as follows, in common stock equivalent shares (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
Series A Preferred Stock	3,379	4,390	3,379	4,390
Series B Preferred Stock	—	7,250	—	7,250
Restricted common stock issued in connection with the IDGenetix merger	—	3,829	—	3,829
Warrants to purchase common stock	—	1,900	—	1,900
Warrants to purchase Series B Preferred Stock	—	—	—	150
Common stock options	928	1,089	877	1,133

	4,307	18,458	4,256	18,652

As more fully described in Note 7, pursuant to the merger agreement with IDGenetix, Inc., 3.8 million restricted (but voting) shares of the Company’s common stock were placed in escrow on behalf of the IDGenetix, Inc. founders and current executive officers of the Company (the “Merger Consideration Stock Awards”), and are

subject to specified service and performance conditions. For purposes of the computation of net loss per share, the shares held in escrow are considered contingently returnable shares under Accounting Standards Codification (“ASC”) Topic No. 260, “Earnings Per Share,” and are not considered outstanding common shares for purposes of computing basic net loss per share until all necessary conditions are met that no longer cause the shares to be contingently returnable. The impact of these unvested shares on weighted-average shares outstanding has been excluded for purposes of computing basic net loss per share.

The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders (in thousands, except per share data):

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
Weighted-average shares outstanding during the period	2,014	4,269	2,014	5,843
Less: Weighted-average Merger Consideration Stock Awards held in escrow	—	(2,255)	—	(3,829)

Weighted-average shares used in computing basic and diluted net loss per share	2,014	2,014	2,014	2,014
Net loss	$(1,585)	$(4,058)	$(461)	$(2,132)

Net loss per share, basic and diluted	$(0.79)	$(2.01)	$(0.23)	$(1.06)

Unaudited Pro Forma Net Loss per Share

The following table summarizes the unaudited pro forma net loss per share (in thousands, except share and per share data):

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
Numerator
Net loss and pro forma net loss	$(4,058)	$(2,132)

Denominator
Weighted-average common shares outstanding, basic and diluted	2,014	2,014
Add:
Pro forma adjustments to reflect assumed conversion of Preferred Stock	11,640	11,640
Pro forma adjustment to reflect effect of Merger Consideration Stock Awards that automatically vest upon completion of an IPO(1)	3,829	3,829
Pro forma adjustments to reflect assumed conversion of stock issued upon net exercise of warrants(2)

Shares used to compute pro forma net loss per share, basic and diluted

Pro forma net loss per share, basic and diluted

(1)	As more fully described in Note 7, in June 2014 the IDGenetix, Inc. Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) was amended to provide that the 3.8 million restricted voting shares of common stock (the “Merger Consideration Stock Awards”) shall be fully vested and released from escrow upon completion of an IPO. For purposes of calculating unaudited pro forma net loss per share, such Merger Consideration Stock Awards are assumed to have fully vested as of the beginning of the period for the year ended December 31, 2013 and the three months ended March 31, 2014.

(2)	Represents the issuance of shares of common stock as a result of the automatic net exercise of the warrants to purchase 1.9 million common shares in connection with the completion of the IPO, assuming an initial public offering price of $ per share, the midpoint of the price range listed on the cover page of this prospectus.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) and the International Accounting Standards Board “(IASB”) jointly issued Accounting Standards Update (“ASU”) No. 2014-09 Revenue from Contracts from Customers, which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. ASU 2014-09 is a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under GAAP and International Financial Reporting Standards (“IFRS”). The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under current authoritative guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The standard is effective for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted under GAAP. The Company is currently evaluating the financial statement impact of the new revenue recognition standard.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, a new accounting standard update on the financial statement presentation of unrecognized tax benefits. The new guidance provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance became effective for the Company on January 1, 2014 and it should be applied prospectively to unrecognized tax benefits that exist at the effective date with retrospective application permitted. The adoption did not have an impact on the Company’s financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, new disclosure guidance related to the presentation of the Statement of Comprehensive Income. This guidance requires the disclosure of the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. The Company adopted this accounting standard for the accounting year ended December 31, 2013. The adoption did not have any impact on the Company’s financial position or results of operations.

3. Fair Value Measurements

The Company determines the fair value of financial assets and liabilities using the fair value hierarchy established in the accounting standards. The hierarchy describes three levels of inputs that may be used to measure fair values, as follows:

Level 1:	Quoted prices in active markets for identical assets and liabilities.

Level 2:	Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis consist solely of a liability for warrants to purchase Series B Preferred Stock, which is measured using Level 3 inputs and has a carrying value of $114,000 at March 31, 2014.

The Company determined the fair value of the warrants using a hybrid method to allocate the equity value of the Company to the warrants based on the Company’s capital structure. The assumptions used in these valuation models included: (1) management’s revenue projections; (2) probability and timing of various liquidity event dates; (3) weighted-average cost of capital that included the addition of a company specific risk premium to account for uncertainty associated with the Company achieving future cash flows; (4) selection of appropriate market comparable transactions and multiples; (5) expected volatility; and (6) risk-free rate.

The following table provides a reconciliation of liabilities measured at fair value using significant unobservable inputs (Level 3) for the three months ended March 31, 2014 (in thousands)

Warrant Liabilities
Balance at December 31, 2013	$—
Issuance of warrants to purchase Series B Preferred Stock	114

Balance at March 31, 2014 (unaudited)	$114

4. Balance Sheet Details

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,		March 31,
	2012	2013	2014
			(unaudited)
Prepaid expenses	$71	$221	$161
Other current assets	19	42	39

	$90	$263	$200

Property and equipment consists of the following (in thousands):

	December 31,		March 31,
	2012	2013	2014
			(unaudited)
Office furniture and fixtures	$6	$6	$6
Laboratory equipment	1,889	2,772	2,910
Software	33	309	415
Computer equipment	188	317	340
Leasehold improvements	24	25	56

	2,140	3,429	3,727
Less accumulated depreciation and amortization	(929)	(1,354)	(1,543)

	$1,211	$2,075	$2,184

The Company recorded depreciation expense of $0.4 million and $0.5 million for the years ended December 31, 2012 and 2013, respectively, and $0.1 million and $0.2 million for the three month periods ended March 31, 2013 and 2014, respectively.

Accrued expenses consist of the following (in thousands):

	December 31,		March 31,
	2012	2013	2014
			(unaudited)
Employee compensation	$364	$509	$622
Sales commissions	40	142	275
Professional and outside services	39	175	203
Other	65	31	165

	$508	$857	$1,265

5. Commitments and Contingencies

The Company entered into a sublease agreement for its current facility in 2009. The lease is subject to charges for common area maintenance and other costs. The sublease had an initial expiration of August 31, 2017, but was amended in April 2014 to expire on April 1, 2015. The sublease provides for escalating rent payments. Rent expense is recorded on a straight line basis over the lease.

As of December 31, 2013, future annual minimum lease payments under the sublease agreement, are set forth below (in thousands):

2014	$276
2015	285
2016	293
2017	199

$1,053

After giving effect to the amendment in April 2014 which revised the expiration to April 2015, total future annual minimum lease payments at December 31, 2013 under the amended sublease would have been $0.3 million.

Rent expense was $0.3 million for each of the years ended December 31, 2012 and 2013 and $0.1 million for the three months ended March 31, 2014.

As more fully described in Note 15, in April 2014, the Company entered into a lease agreement for new laboratory and office space.

6. Debt

Loan and Security Agreement

In May 2010, the Company entered into a loan and security agreement as amended, (“LSA”) with a bank under which the Company was able to borrow up to $1.0 million for the purchase of equipment (“2010 Equipment Advance”) with the draw period that ended on June 30, 2011. The Company borrowed approximately $1.0 million under the 2010 Equipment Advance.

In September 2013, the LSA was amended to allow for the Company to borrow up to an additional $1.5 million for the purchase of equipment (“2013 Equipment Advance”) and up to an additional $8.0 million under a revolving line of credit (the “Revolver”). The Company borrowed approximately $1.2 million under each of the 2013 Equipment Advance and the Revolver. Under the LSA, the Company was required to maintain an Adjusted Quick Ratio of at least 1.25 to 1, defined as a ratio of unrestricted cash plus marketable securities plus net trade accounts receivable to all the outstanding loan balances. As of December 31, 2013, the Company was not in compliance with this covenant; however, the bank did not exercise its rights and remedies under the LSA, and the LSA was subsequently amended in March 2014.

The March 2014 amendment allows the Company to borrow up to $10.0 million under two term loans of $5.0 million each, and up to $5.0 million under the Revolver. In conjunction with this amendment, the lender agreed to remove the financial covenants in exchange for the issuance of up to 300,000 warrants to purchase Series B Preferred Stock (“Series B Preferred Warrants”), and reduced the amount of capital available under the Revolver from $8.0 million to $5.0 million.

Concurrent with the execution of the March 2014 amendment, the Company borrowed $5.0 million under one of the term loans, repaid the outstanding amounts under the 2010 Equipment Advance and 2013 Equipment Advance, and issued 150,000 Series B Preferred Warrants at an exercise price of $1.00 per share. The Company will be eligible to borrow the second $5.0 million in term debt commencing in September 2014 through March 2015, subject to the Company meeting minimum revenue thresholds, as defined in the LSA. The Company has agreed to issue another 150,000 Series B Preferred Warrants concurrent with borrowing the second $5.0 million in term debt.

The term loans have a maturity date of September 1, 2017 and outstanding borrowings bear interest at 8.25% per annum. Interest-only payments are due monthly until April 1, 2015, at which time the term loans will be payable in 30 equal monthly installments of principal and interest. The Company is also obligated to a final payment of 6.5% of the original principal amounts of any term loans, due on the earliest to occur of (a) September 1, 2017, or (b) the acceleration of any term loan under the LSA due to an event of default, or (c) the mandatory or voluntary prepayment of any term loan.

Under the terms of the Revolver, the Company can borrow up to 80% of eligible accounts receivable, as defined in the LSA, or $5 million, whichever is less. The Revolver bears interest at prime plus 1.75% and matures on September 30, 2015. Upon termination of the Revolver for any reason prior to March 31, 2016 (other than a refinancing of the Revolver with bank or bank’s affiliates), in addition to the payment of any other amounts then-owed, a termination fee in an amount equal to (1) 2.0% of the Revolver if such termination occurs prior to September 30, 2014, or (2) 1.0% of the Revolver if such termination occurs on or at any time after September 30, 2014, provided that no termination fee shall be charged if the credit facility hereunder is replaced with a new facility from the bank.

The Company had no borrowings outstanding under the Revolver as of December 31, 2012, and had $1.2 million and $0.9 million outstanding as of December 31, 2013 and March 31, 2014, respectively, at a weighted-average interest rate of approximately 5.1% and 5.3%, respectively.

Debt issuance costs are recorded as an asset on the accompany balance sheet and is being amortized to interest expense utilizing the effective interest rate over the loan term. Nominal debt issue costs were recorded as extinguishment of debt in March 2014 when the LSA was amended.

The Company believes the fair value of the long-term debt approximates its carrying value.

Future maturities of long-term debt and interest payments under the LSA, including the equipment loans and term loan, as of December 31, 2013 and March 31, 2014 are set forth below (in thousands):

	December 31, 2013	March 31, 2014
		(unaudited)
2014	$407	$315
2015	531	1,921
2016	531	2,224
2017	43	1,483

Total minimum payments	1,512	5,943
Less amounts representing interest	(121)	(943)

Gross balance of long-term debt	$1,391	$5,000
Less debt discount(1)	—	(114)

Total carrying value	$1,391	$4,886
Less current portion	(344)	(150)

Total carrying value, noncurrent portion	$1,047	$4,736

(1)	Represents the initial fair value of the detachable warrants to purchase Series B Preferred Stock issued in connection with the term debt.

In accordance with the authoritative guidance, at the time of the March 2014 amendment to the LSA, the Company performed a comparison of the present value of the future cash flows for borrowings under the credit facility pre- and post-amendment, and determined that the change was more than 10%. Based upon this assessment the Company determined that the March 2014 amendment resulted in an extinguishment of the then-outstanding debt. The resulting loss on extinguishment was immaterial and the term debt was recorded at its estimated fair value.

Borrowings under the LSA are secured by, and the Company has pledged, substantially all of its assets, excluding intellectual property. In the event of a default under the LSA for which the Company is not able to obtain waivers, the bank may, among other remedies, accelerate all of the repayment obligations, require cash collateral against the outstanding borrowings, or take possession of the Company’s assets. The events of default under the credit agreement include, among other events, payment defaults, breaches of covenants, material misrepresentations by the Company, insolvency events, judgments against the Company, or a material adverse change. Pursuant to the LSA, a material adverse change is (a) a material impairment in the perfection or priority of the bank’s lien in the collateral or in the value of such collateral; (b) a material adverse change in the Company’s business, operations, or condition (financial or otherwise); or (c) a material impairment of the prospect of repayment of any portion of the obligations due under the LSA.

Stockholder Notes

In November 2012, the Company entered into promissory notes with several of its stockholders (“Stockholder Notes”) in the aggregate amount of $0.5 million. The Stockholder Notes bore interest of 6% per annum, were due on October 31, 2013 and were subordinated to the LSA.

In January 2013, the Company entered into additional Stockholder Notes with identical terms with several of its stockholders in the aggregate amount of $1.0 million.

In May 2013, the Company completed an offering of its Series B Preferred Stock. Pursuant to the terms of the offering, all of the Stockholder Notes and accrued interest of $35,000 were converted into 1,534,849 shares of Series B Preferred Stock at $1.00 per share. The conversion of the Stockholder Notes was accounted for as an extinguishment, resulting in no gain or loss in the Company’s consolidated statement of comprehensive loss for the year-end December 31, 2013.

7. IDGenetix Acquisition

In May 2013, the Company completed its acquisition of IDGenetix, Inc. (“IDGenetix”) pursuant to the Merger Agreement. At the date of the acquisition, IDGenetix’s assets consisted of several molecular diagnostic tests under development, which the Company continued to develop subsequent to the acquisition date, and launched commercially in October 2013. Other than the tests under development, IDGenetix had no other assets and all liabilities were paid in full prior to the closing of the merger. There was no up-front cash consideration paid in connection with the acquisition. The Company accounted for the merger as a business combination, pursuant to ASC Topic No. 805, “Business Combinations.”

In connection with the acquisition, the Company placed into escrow the Merger Consideration Stock Awards and warrants to purchase 1.9 million shares of common stock (the “Merger Consideration Warrants”) (collectively, the “Merger Consideration”), for the benefit of the three stockholders of IDGenetix, Inc., who became executive officers of the Company after the closing of the merger.

Each of the Merger Consideration Warrants has an exercise price of $2.50 per share and is exercisable for five years from the closing of the merger. If not exercised earlier, the Merger Consideration Warrants will be automatically deemed to have been exercised by way of net exercise immediately prior to the closing of an IPO.

One hundred percent of each Merger Consideration Stock Award and 100% of each Merger Consideration Warrant (and any shares issuable upon exercise of such Merger Consideration Warrants) are subject to a holdback arrangement in order to be available to hold harmless and indemnify the Company in the case of any indemnifiable claims under the Merger Agreement. This holdback is generally scheduled to terminate 180 days after the issuance date of the Company’s audited financial statements for 2015, but will terminate sooner in certain circumstances, including in connection with a liquidity event, initially defined to be the sale of the Company or substantially all of its assets, and in June 2014, amended to include the closing of an IPO.

Seventy-five percent of each Merger Consideration Stock Award and 75% of each Merger Consideration Warrant (and any shares issuable upon exercise of such warrant) are additionally subject to a right of repurchase at $0.0001 per share in favor of the Company if certain revenue and EBITDA targets are not met in fiscal year 2015, as reflected in the audited financial statements for such year (the “2015 Milestone Event”). This repurchase right terminates in connection with a liquidity event. In addition, if prior to the earlier of (1) a liquidity event, and (2) (x) if the 2015 Milestone Event is met, the date of audited financial statements for 2015, and (y) if the 2015 Milestone Event is not met, the date that is 180 days after the date of the audited financial statements for 2015, any of the executives (a) breaches certain provisions of his inventions assignment agreement with the Company or (b) terminates his employment with the Company other than for “Good Reason” or has his employment terminated for “Cause,” the Company can repurchase 100% of the executive’s Merger Consideration Stock Award shares and any shares acquired through exercise of the Merger Consideration Warrant at $0.0001 per share and can terminate the executive’s Merger Consideration Warrant, if not previously exercised.

The value of Merger Consideration Stock Awards and Merger Consideration Warrants was determined to be $0.17 per share and $0.03, respectively, at the close of the merger on May 30, 2013, representing an aggregate fair value of approximately $0.7 million.

As more fully described in Note 10, the Company accounts for the Merger Consideration as post-combination compensation. In accordance with ASC No. 805, the Company determined that there was no consideration transferred at the acquisition date; therefore, there were no assets and liabilities recorded on the consolidated balance sheet upon the closing of the merger.

In connection with the merger, the Company incurred transaction-related costs of $0.1 million which were recorded as general and administrative expenses on the consolidated statement of comprehensive loss for the year ended December 31, 2013.

8. Supplier, Customer and Geographic Concentration

Suppliers

Many of the consumable supplies and reagents used as materials in the Company’s business are procured from a limited number of suppliers, some of which are sole-source. Two suppliers accounted for 51% and 10% of materials purchased during the year ended December 31, 2012, 54% and 12% of materials purchased during the year ended December 31, 2013, and 43% and 13% of materials purchased during the three months ended March 31, 2014. One supplier accounted for 12% of materials purchased during the three months ended March 31, 2013. The Company had no firm purchase commitments as of December 31, 2012 and 2013, and as of March 31, 2014.

Diagnostic Testing Revenue

The Company currently only sells its IDgenetix tests in the United States. Since the launch of IDgenetix in October 2013, a relatively small number of distributors and contract sales organizations generate a significant percentage of the Company’s diagnostic testing revenue. Two contract sales organizations generated 66% and 26% of diagnostic testing revenue for the year ended December 31, 2013, respectively, and 29% and 60% of diagnostic testing revenue for the three months ended March 31, 2014, respectively.

In addition, a relatively small number of third-party payors comprises the majority of the Company’s diagnostic testing revenue. Medicare comprised 96% and 92% of diagnostic testing revenue for the year ended December 31, 2013 and three months ended March 31, 2014, respectively, and represented 7% and 29% of the Company’s total accounts receivable at December 31, 2013 and March 31, 2014, respectively.

Research Services and Other Revenue

The Company’s research services and other revenue by geographic area is set forth below (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
North America	$6,641	$5,909	$1,953	$1,129
Europe	15	1,085	—	311
Asia	111	113	—	21
Other	148	43	11	—

	$6,915	$7,150	$1,964	$1,461

A relatively small number of customers account for a significant percentage of the Company’s research services and other revenue. During the year ended December 31, 2012, two customers comprised 13% and 10% of research services and other revenue, respectively. During the year ended December 31, 2013, three customers comprised 22%, 12% and 11% of research services and other revenue, respectively.

During the three months ended March 31, 2013, two customers comprised 41% and 5% of research services and other revenue, respectively. During the three months ended March 31, 2014, one customer comprised 12%, two customers each comprised 11%, and one customer comprised 10% of research services and other revenue, respectively.

Accounts receivable from the Company’s top five customers comprised approximately 78% and 67% of total accounts receivable at December 31, 2012 and 2013, respectively, and 40% at March 31, 2014.

9. Redeemable Convertible Preferred Stock

Redeemable Convertible Preferred Stock

In August through December 2009, the Company sold 3,378,835 shares of Series A Preferred Stock at $1.775 per share for gross proceeds of approximately $6.0 million in cash.

In May and June 2013, the Company completed an offering of Series B Preferred Stock. As part of the offering, as more fully described in Note 6, notes payable to stockholders in the amount of $1.5 million and related accrued interest of $35,000 were converted to Series B Preferred Stock at $1.00 per share and an additional $5.7 million in gross cash proceeds were raised at $1.00 per share, for a total of 7,249,849 shares. Pursuant to the antidilution provisions of the Series A Preferred Stock, effective with the closing of the Series B Preferred Stock financing, the number of common shares into which the Series A Preferred Stock are convertible was increased from 3,378,835 common shares to 4,390,128 common shares.

The holders of the Series A Preferred Stock and Series B Preferred Stock are entitled to receive noncumulative dividends at a rate of $0.14206 and $0.08 per share, per annum, respectively, when and if declared by the Board of Directors, in preference and in priority to any dividends on common stock. After payment of such dividends, any additional dividends shall be distributed pro rata among the holders of Series A Preferred Stock, Series B Preferred Stock and common stock on an as-if converted to common stock basis. As of December 31, 2013, the Board of Directors had not declared any dividends.

The holders of the Series A Preferred Stock and Series B Preferred Stock are entitled to receive liquidation preferences upon certain deemed liquidation events at the rate of $1.77576 and $1.00 per share plus all declared and unpaid dividends, respectively. Upon completion of this distribution, any remaining assets will be distributed to the holders of the common stock and to holders of the Preferred Stock (on an as converted basis) until all amounts received by the holders of the Series A Preferred Stock is equal to $3.55152 per share plus all declared and unpaid dividends. Upon completion of the distributions so that the Series A Preferred Stock is equal to $3.55152, the remaining assets shall be distributed among holders of shares of the common stock and Series B Preferred Stock (on an as converted basis). Liquidation payments to the holders of Series B Preferred Stock have priority and are made in preference to any payments to the holders of Series A Preferred Stock and common stock up to the Series B Preferred Stock’s liquidation preference. After distribution of the Series B Preferred Stock’s liquidation preferences, liquidation payments to the holders of the Series A Preferred Stock have priority in preference to any payments to the common stock up to the Series A Preferred Stock’s liquidation preference. After distribution of the Series A Preferred Stock’s liquidation preferences, any remaining assets of the Company shall be distributed ratably to the holders of common stock and Preferred Stock (on an as converted basis).

The holders of the Preferred Stock are entitled to redeem their investment to the extent that the outstanding shares have not been redeemed or converted into common stock prior to May 30, 2018. To trigger the redemption, owners of at least 50% of the Preferred Stock must provide a written notice to the Company. The Company shall redeem, from legally available funds, 50% of the shares 180 days from the date of the notice, and the remaining 50% of the shares 180 days later. The redemption price is $1.77576 and $1.00 per share for the Series A Preferred Stock and Series B Preferred Stock, respectively, plus all declared and unpaid dividends, as adjusted for antidilution adjustments, plus 8% per annum compounded annually since their date of issuance. As only the passage of time is required for Preferred Stock to become redeemable, the Company is accreting the carrying value of the Preferred Stock to its redemption value over the period from the date of issuance to May 30, 2018 (the earliest redemption date).

Each share of preferred stock is convertible, at the option of the holder, at any time, into a number of shares of common stock at a conversion price of $1.299 and $1.00 for the Series A Preferred Stock and Series B Preferred Stock, respectively, subject to adjustments for stock dividends, combinations, subdivisions, reclassifications and reorganizations. Each share of Preferred Stock is automatically convertible into common stock immediately upon the earlier of (1) the date specified by written consent or agreement of holders of at least a majority of the shares of Preferred Stock then outstanding, voting together as a separate class on an as-converted basis, or (2) immediately upon the closing of the sale of the Company’s common stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended, in which aggregate proceeds to the Company are at least $30 million and at a per share offering price of at least $3.00 per share, as adjusted for any stock dividends, combinations, reclassifications, recapitalizations or splits.

As long as 1,440,661 shares of preferred stock remain outstanding, the Company is prohibited from certain transactions without the consent of at least 50% of the then outstanding shares of Preferred Stock or the majority of the Board of Directors.

The holders of Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of Preferred Stock could be converted and have voting rights and powers equal to the voting rights and powers of the common stock.

Preferred Stock Warrants

In March 2014, in connection with the amendment of the LSA as more fully described in Note 6, the Company issued warrants to purchase 150,000 Series B Preferred Warrants and may issue up to an additional 150,000 Series B Preferred Warrants, should the Company make future borrowings under its term loan. The warrants are exercisable at $1.00 per share until March 31, 2024, and will automatically convert into an equal amount of warrants to purchase common stock upon the closing of an IPO. As of March 31, 2014, no warrants have been exercised. As more fully described in Note 3, the Series B Preferred Warrants were valued at $0.1 million upon issuance and as of March 31, 2014.

10. Common Stock and Equity Incentive Plans

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consists of the following as of December 31, 2013 and March 31, 2014 (in thousands):

	December 31,	March 31,
	2013	2014
		(unaudited)
Series A redeemable convertible preferred stock	4,390	4,390
Series B redeemable convertible preferred stock	7,250	7,250
Warrants to purchase common stock	1,900	1,900
Series B Preferred Warrants	—	150
Common stock options	1,089	1,133
Authorized for future option grants	1,328	1,285

	15,957	16,108

Stock Options

In 2008, the Company adopted the 2008 Equity Incentive Plan (the “Plan”). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISOs”) may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options (“NSOs”) may be granted to the Company employees and consultants.

All stock options have been issued with an exercise price equal to their initial deemed fair value on the date of grant. The maximum term for options granted under the plan is 10 years. The options generally vest 25% on the first anniversary of the grant date, with the balance vesting monthly over the following three years.

As of December 31, 2013, the Company had 2,581,230 shares of common stock authorized for issuance under the Plan and 1,328,118 shares remain available for future issuance or grant. The following table summarizes stock option transactions under the Plan (in thousands, except per share data):

	Total Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
Balance at December 31, 2011	897	$0.51	8.56	$42
Granted	34	0.56
Cancelled	(3)	0.52

Balance at December 31, 2012	928	0.52	7.62	$51
Granted	469	0.37
Exercised	(1)	0.52
Cancelled	(307)	0.51

Balance at December 31, 2013	1,089	0.45	8.01	$280
Granted	45	0.36
Cancelled	(1)	0.52

Balance at March 31, 2014 (unaudited)	1,133	$0.45	7.85	$1,598

Vested and exercisable at December 31, 2013	541	$0.52	6.49	$105

Vested and expected to vest at December 31, 2013	1,062	$0.45	7.97	$271

Vested and exercisable at March 31, 2014 (unaudited)	571	$0.52	6.28	$767

Vested and expected to vest at March 31, 2014 (unaudited)	1,104	$0.45	7.81	$1,556

The intrinsic value of outstanding and vested options were determined by multiplying the number of shares by the difference between the weighted-average exercise price of the options and the fair value of the common stock of $0.71 at December 31, 2013 and $1.86 per share at March 31, 2014.

Stock-Based Compensation

The Company recognized stock-based compensation expense as set forth below (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
Awards under the Plan	$52	$50	$14	$23
Merger Consideration in connection with the merger with IDGenetix, Inc.	—	53	—	31

	$52	$103	$14	$54

For all periods presented, most of the Company’s stock-based compensation expense was included in general and administrative expenses on the consolidated statements of comprehensive loss. Stock-based compensation attributable to cost of revenue, sales and marketing and research and development was immaterial for all periods presented. There was no stock-based compensation expense capitalized as part of inventory or the cost of an asset for any period presented.

The fair value of the shares of common stock underlying stock-based awards has historically been determined by the board of directors. Because there has been no public market for the Company’s common stock, the board of directors has determined the fair value of the common stock at the time of grant of the option considering a number of objective and subjective factors, including the valuation of comparable companies, sales of redeemable convertible preferred stock to third parties, operating and financial performance, the lack of liquidity of capital stock, and general industry specific economic outlook, amongst other factors. The fair value of the common stock shall be determined by the board of directors until such time as the Company’s common stock is listed on an established stock exchange or national market system.

In connection with the preparation for the Company’s potential IPO, the board of directors re-assessed the fair value of its common stock, considering appraisals as of December 31, 2011, May 31, 2013, September 30, 2013, December 31, 2013 and March 31, 2014, which were prepared by an independent third-party valuation specialist. The Company used the common stock fair value on each of the aforementioned dates in measuring stock-based compensation expense recorded in the consolidated statements of comprehensive loss.

Valuation of Stock Options under the Plan

The Company estimates the fair value of stock option awards on the date of grant using assumptions about volatility, expected life of the awards, risk-free interest rate, and dividend yield rate. The expected volatility in this model is based on an analysis of the Company’s publicly-traded peers. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time awards are granted, based on maturities which approximate the expected life of the options. The expected life of the options granted is estimated using the simplified method for estimating the expected term of stock options equal to the midpoint between the vesting period and the contractual term. The expected dividend rate takes into account the absence of any historical payments and management’s intention to retain all earnings for future operations and expansion.

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the employee stock option grants were as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2014
			(unaudited)
Expected volatility	56.4%	69.1% – 71.8%	71.3% – 72.0%
Dividend yield	0%	0%	0%
Risk-free interest rate	0.9% – 1.8%	1.9% – 2.1%	1.9% – 2.0%
Expected term in years	6.1	6.1 – 6.3	6.0 – 6.1

There were no options granted during the three months ended March 31, 2013.

As of December 31, 2013 and March 31, 2014, there was approximately $0.2 million and $0.3 million of unrecognized stock-based compensation expense related to options which vest over 1.8 years and 1.7 years, respectively.

Valuation of Merger Consideration for Acquisition of IDGenetix

As more fully described in Note 7, in May 2013, the Company completed its acquisition of IDGenetix, Inc. In connection with the acquisition, the Company issued the Merger Consideration to the three stockholders of IDGenetix, Inc., who became executive officers of the Company after the closing of the merger. The Merger Consideration is subject to defined service and performance criteria.

In accordance with ASC Topic No. 718, “Stock Compensation,” the Company accounts for the Merger Consideration as post-combination compensation. Twenty-five percent of the Merger Consideration is recognized on a straight-line basis over the service period. The remaining 75% is subject to the achievement of defined revenue and EBITDA performance conditions for which the Company estimates the number of Merger Consideration shares expected to vest at each reporting period, and expenses the aggregate value (based upon the per share value determined at the valuation date) over the remaining performance period, also through December 31, 2015. Pursuant to the original Merger Agreement, upon the occurrence of a liquidity event, initially defined to be the sale of the Company or substantially all of its assets, all of the Merger Consideration shares held in escrow will be released. In June 2014, the Merger Agreement was amended to revise the definition of a liquidity event to include the completion on an IPO. As a result, upon either the sale of the Company or an IPO, all of the Merger Consideration held in escrow will be released and all related unrecognized stock-based compensation expense will be accelerated at that time.

The initial grant date fair value of the Merger Consideration Stock Awards and Merger Consideration Warrants was determined to be $0.17 per share and $0.03, respectively, at the closing of the merger on May 30, 2013, representing an aggregate fair value of approximately $0.7 million. As of December 31, 2013 and March 31, 2014, there was approximately $0.6 million of unrecognized stock-based compensation expense, respectively, related to the Merger Consideration.

The Company determined the fair value of the Merger Consideration using a hybrid method to allocate the equity value of the Company to the common stock and warrants to purchase common stock based on the Company’s capital structure. The assumptions used in these valuation models included: (1) management’s revenue projections; (2) probability and timing of various liquidity event dates; (3) weighted-average cost of capital that included the addition of a company specific risk premium to account for uncertainty associated with the Company achieving future cash flows; (4) selection of appropriate market comparable transactions and multiples; (5) expected volatility; and (6) risk-free rate.

In accordance with ASC Topic No. 718, the Company will account for the June 2014 amendment to the Merger Agreement as a modification to the Merger Consideration. The modification results in incremental stock-based compensation expense of up to $6.1 million, which will be recorded upon the completion of an IPO.

11. License Agreements

In 2008, the Company entered into a license agreement with Beckman Coulter, Inc. (“Beckman”) under which the Company licensed to Beckman the use of certain technologies in the life science and specialty testing fields. Under the terms of the license, Beckman is required to pay annual royalty payments. The stated annual royalty varies depending on the products sold under the agreement. The Company recognized royalty revenue of $0.1 million for the years ending December 31, 2012 and 2013, and $47,000 and $58,000 for the three months ended March 31, 2013 and 2014, respectively. As the Company is not able to reliably estimate royalty payments on Beckman sales, the Company recognizes royalty revenue on a cash basis.

In 2012, the Company discontinued the development of products under its Beckman agreement. As the Company had no remaining undelivered obligations at the time of termination, the Company recognized the remaining balance of the up-front payment upon termination of the agreement. For the year ended December 31, 2011 total revenue recognized under this agreement was $0.4 million. The Company continues to receive royalty payments from Beckman under its license agreement.

12. Employee Benefits

The Company has established a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company, at its discretion, may make certain contributions to the 401(k) plan. The Company made contributions of $0.1 million to the 401(k) plan during each of the years ended December 31, 2012 and 2013, and $24,000 and $34,000 during the three months ended March 31, 2013 and 2014, respectively.

13. Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Tax. The impact of an uncertain income tax position is recognized at the largest amount that is “more likely than not” to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits included in the Company’s consolidated balance sheets at December 31, 2012 or 2013.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by the federal and state jurisdictions where applicable. There are currently no pending income tax examinations. The Company’s tax years for 2008 and forward are subject to examination by the federal and California tax authorities due to the carryforward of unutilized net operating losses.

Significant components of the Company’s deferred tax assets at December 31, 2012 and 2013, are shown below (in thousands). A valuation allowance has been established to offset the deferred tax assets, as realization of such assets is uncertain.

	2012	2013
Deferred tax assets:
Net operating loss carryforwards	$1,605	$3,227
Deferred revenue	396	303
Other	195	196

Total gross deferred tax assets	2,196	3,726
Less valuation allowance	(1,930)	(3,272)

Net deferred tax assets	266	454

Deferred tax liabilities:
Basis difference in fixed assets	(266)	(454)

Total deferred tax liabilities	(266)	(454)

Net deferred tax assets	$—	$—

A reconciliation of the statutory tax rates and the effective tax rates for the years ended December 31, 2013 and 2012 is as follows:

	2012	2013
Statutory rate	34%	34%
State tax, net of federal benefit	6%	1%
Valuation allowance	(40)%	(33)%
Other	—%	(2)%

Effective tax rate	—%	—%

At December 31, 2013, the Company had both federal and state net operating loss (“NOL”) carryforwards of approximately $8.7 million and $4.6 million, respectively, which will begin to expire in 2029, unless previously utilized. Utilization of the NOL credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that have occurred or that could occur in the future, as required by Section 382 of the Code, as well as similar state and foreign provisions. These ownership changes may limit the amount of NOL and any future research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups.

The Company completed a study to assess whether an ownership change, as defined by Section 382 of the Code, had occurred from the Company’s formation through December 31, 2013. Based upon this study, the Company determined that no ownership changes had occurred. Future ownership changes may further limit the Company’s ability to utilize its remaining tax attributes.

14. Related Parties

The Company was formed by Althea Technologies, Inc., the Company’s former parent company, which capitalized the Company by contributing certain intellectual property and other assets to the Company in exchange for 1,835,425 shares of common stock of the Company. The shares of the Company’s common stock were then distributed to the then-stockholders of Althea Technologies. The Company and Althea Technologies were considered related parties as they shared certain common investors through December 31, 2012. Althea Technologies was acquired by an unrelated third party in 2013 and thereafter was no longer considered a related party.

The Company performed services for Althea Technologies during 2012 resulting in revenue of $0.2 million, of which $24,000 was outstanding as a receivable as of December 31, 2012. As of December 31, 2012, the Company also owed Althea Technologies $56,000 related to rent payments under the sublease which has been presented net, resulting in a $32,000 payable to a related party on the balance sheet at December 31, 2012.

During 2012, the Company made a secured loan to an officer for $59,000. Such loan was subsequently paid in full in April 2013.

15. Subsequent Events

In April 2014, the Company signed a lease agreement for new office and laboratory space in San Diego for a term of 84 months, commencing upon completion of tenant improvements, which is expected in early 2015. Upon lease commencement, rent will be approximately $213,000 per month (reduced to approximately $106,500 pursuant to a partial rent abatement), which includes both base rent and tenant improvement allowances. The rent will be increased by 3% on each annual anniversary of the first day of the first full month during the lease term. The lease agreement allows for a 24-month partial abatement period starting with the first month of the lease, during which time the monthly rent shall be reduced by 50%. The lease provides the Company with two consecutive options to extend the term of the lease for five years each, which may be exercised with no more than 12 months and no less than nine months prior written notice. In the event the Company chooses to extend the term of the lease, the minimum monthly rent payable for the additional term will be determined according to the then-prevailing market rate. The Company plans to relocate all of its operations to this new facility in 2015.

In addition to the new lease, the Company entered into an agreement with the landlord to occupy temporary office space adjacent the site of the new building, free of charge, until it takes occupancy of the new space.

Future annual minimum lease payments under the new lease are set forth below (unaudited, in thousands):

2014	$—
2015	2,555
2016	2,631
2017	2,714
2018	2,790
Thereafter	8,880

$19,570

            Shares

Common Stock

PRELIMINARY  PROSPECTUS

                             , 2014

Citigroup

Jefferies

William Blair

Cantor Fitzgerald & Co.

Through and including                     , 2014 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by AltheaDx, Inc. (the “Registrant”) in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the NASDAQ Global Market listing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ Global Market listing fee		125,000
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the closing of this offering, provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the Registrant has entered into indemnity agreements with each of its directors and executive officers that require the Registrant to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as an officer, director, employee or agent of the Registrant or any of its affiliated enterprises. Under these agreements, the Registrant is not required to provided indemnification for certain matters, including:

•	indemnification beyond that permitted by the Delaware General Corporation Law;

•	indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;

•	indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of the Registrant’s stock;

•

indemnification for proceedings involving a final judgment that the director’s or officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty, but only to the extent of such specific determination;

•

indemnification for proceedings or claims brought by an officer or director against the Registrant or any of the Registrant’s directors, officers, employees or agents, except for (1) claims to establish a right of indemnification or proceedings, (2) claims approved by the Registrant’s board of directors, (3) claims required by law, (4) when there has been a change of control as defined in the indemnification agreement with each director or officer, or (5) by the Registrant in its sole discretion pursuant to the powers vested to the Registrant under Delaware law;

•	indemnification for settlements the director or officer enters into without the Registrant’s consent; or

•	indemnification in violation of any undertaking required by the Securities Act or in any registration statement filed by the Registrant.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Except as otherwise disclosed under the heading “Legal Proceedings” in the “Business” section of the prospectus included in this registration statement, there is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The Registrant has an insurance policy in place that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) or otherwise.

The Registrant plans to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold by the Registrant since January 1, 2011:

(1)	In May 2013, the Registrant issued an aggregate of 3,828,539 shares of common stock in connection with its acquisition of IDGenetix, Inc.

(2)	In May 2013 and June 2013, pursuant to a Series B redeemable convertible preferred stock purchase agreement, the Registrant issued and sold to investors an aggregate of 7,249,849 shares of its Series B redeemable convertible preferred stock, at a purchase price of $1.00 per share, for aggregate consideration of approximately $7.3 million.

(3)	In May 2013, the Registrant issued warrants to purchase 1,900,000 shares of its common stock in connection with its acquisition of IDGenetix, Inc., with an exercise price of $2.50.

(4)	In March 2014, the Registrant issued warrants to purchase 150,000 shares of its Series B redeemable convertible preferred stock to the lenders under its credit facility, with an exercise price of $1.00.

(5)	From March 24, 2011 to June 30, 2014, the Registrant granted stock options under its 2008 Equity Incentive Plan to purchase up to an aggregate of 989,555 shares of its common stock to its employees, directors and consultants, at a weighted-average exercise price of $0.44 per share. None of these options to purchase shares of common stock have been exercised through June 30, 2014.

The offers, sales and issuances of the securities described in paragraphs (1) through (4) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 promulgated under Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about the Registrant. No underwriters were involved in these transactions.

The offers, sales and issuances of the securities described in paragraph (5) above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were the Registrant’s employees, directors or bona fide consultants and received the securities under the Registrant’s 2008 equity incentive plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b)	Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the     day of                     , 2014.

ALTHEADX, INC.

Greg Hamilton
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Greg Hamilton and Jeffrey G. Black, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Greg Hamilton	Chief Executive Officer and Member of the Board of Directors (Principal Executive Officer)	, 2014

Jeffrey G. Black	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2014

François Ferré, Ph.D.	Co-Chairman of the Board of Directors	, 2014

J. Matthew Mackowski	Co-Chairman of the Board of Directors	, 2014

James Glavin	Member of the Board of Directors	, 2014

Ann Kessler, Ph.D.	Member of the Board of Directors	, 2014

Deval Lashkari, Ph.D.	Member of the Board of Directors	, 2014

Magda Marquet, Ph.D.	Member of the Board of Directors	, 2014

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as amended and as currently in effect.

3.2†	Form of Amended and Restated Certificate of Incorporation to become effective immediately prior to the closing of this offering.

3.3	Amended and Restated Bylaws, as currently in effect.

3.4†	Form of Amended and Restated Bylaws to become effective immediately prior to the closing of this offering.

4.1†	Form of Common Stock Certificate of the Registrant.

4.2	Amended and Restated Investor Rights Agreement, by and among the Registrant and certain of its stockholders, dated May 30, 2013.

5.1†	Opinion of Cooley LLP.

10.1	Warrant to Purchase Stock issued to Silicon Valley Bank on March 31, 2014.

10.2	Warrant to Purchase Stock issued to Life Science Loans, LLC on March 31, 2014.

10.3+†	Form of Indemnity Agreement by and between the Registrant and its directors and officers.

10.4+	AltheaDx, Inc. 2008 Equity Incentive Plan and Form of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder.

10.5+†	AltheaDx, Inc. 2014 Equity Incentive Plan and Form of Stock Option Agreement, Notice of Exercise and Form of Stock Option Grant Notice thereunder.

10.6+†	AltheaDx, Inc. Non-Employee Director Compensation Policy.

10.7+	Offer Letter by and between the Registrant and Greg Hamilton, dated May 30, 2013.

10.8+	Offer Letter by and between the Registrant and Shannon Blalock, dated May 30, 2013.

10.9+	Offer Letter by and between the Registrant and Jorge Garces, dated May 30, 2013.

10.10+	Offer Letter by and between the Registrant and Jeffrey G. Black, dated March 27, 2014.

10.11	Sublease Agreement by and between the Registrant and Ajinomoto Althea Inc. (successor-in-interest to Althea Technologies, Inc.), dated August 5, 2009, as amended.

10.12	Office Lease by and among the Registrant and Walton Torrey Owner C, L.L.C., dated April 23, 2011.

10.13	Second Amended and Restated Loan and Security Agreement by and between the Registrant and Silicon Valley Bank, dated March 31, 2014.

21.1	List of Subsidiaries of the Company.

23.1†	Consent of Ernst & Young LLP, an Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24.1†	Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.
+	Indicates management contract or compensatory plan.